U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                      No.4

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                              SMALL BUSINESS ISSUER

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          GUARDIAN INTERNATIONAL, INC.
        (Formerly Everest Security Systems Corporation, formerly Everest
           Funding Corporation, formerly Burningham Enterprises, Inc.)
 -------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            Nevada                                          58-2201633
 -------------------------------------------------------------------------------
     (State of Incorporation)                           (I.R.S. Employer
                                                       Identification Number)
                        3880 N. 28 Terrace ation Number)
                   Hollywood, Florida 33020-1118
             (Address of Principal Executive Offices)
                     Telephone: (954) 926-5200

   Securities to be Registered Under Section 12(b) of the Act:
                               None

    Securities to be Registered Under Section 12(g) of the Act:
                   Common Stock, Par Value $.001
                         (Title of Class)

                   This is one of ______ pages.
                   Exhibit Index on Page _____.


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                          GUARDIAN INTERNATIONAL, INC.
                                    Form 10SB
                                Table of Contents
                                     PART I
                                                                        Page No.

Item 1.  Description of Business...............................................
Item 2.  Management's Discussion and Analysis or Plan of Operations............
Item 3.  Description of Property...............................................
Item 4.  Security Ownership of Certain Beneficial Owners and Management.....
Item 5.  Directors, Executive Officers, Promoters and Control Persons..........

Item 6.  Executive Compensation................................................
Item 7.  Certain Relationships and Related Transactions........................
Item 8.  Description of Securities.............................................

                                             PART II

Item 1.  Market Price of and Dividends on the registrant's Common Equity
                  And Other Stockholder Matters................................
Item 2.  Legal Proceedings.....................................................
Item 3.  Changes in and Disagreements with Accountants.........................
Item 4.  Recent Sales of Unregistered Securities...............................
Item 5.  Indemnification of Directors and Officers.............................

                                            PART F/S

Item 1.  Financial Statements..................................................

                                            PART III

Item 1.  Exhibits..............................................................







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                                     PART I

Item 1.           Business

Introduction

         Guardian International, Inc. ("Company") was incorporated under the laws of the State of Nevada on October 30, 1986 as Burningham Enterprises, Inc. ("Burningham"). The Company's executive offices are located at 3880 North 28 Terrace, Hollywood, Florida 33020-1118 and its telephone number is (954) 926-5200. The Company specializes in the monitoring and installation of security and fire detection systems. These services are generally provided to subscribers under renewable three to five (3-5) year contracts, which do not permit cancellation by subscribers during their term.

Business Development

         The Company initiated a public offering on a form S-18 Registration Statement which was declared effective on March 1987 when it completed its initial "blank check/blind pool" public offering raising one hundred thousand dollars ($100,000).

         Burningham had no operations and did not acquire any business from October 1986 until February 1988. On February 25, 1988 Burningham changed its name to Everest Funding Corporation ("Everest"). In February 1988, Burningham completed a reverse merger with Everest Mortgage Corporation whereby Everest Mortgage Corporation ("EMC") became a wholly owned subsidiary of Burningham. EMC was in the mortgage origination business. In late 1993 EMC ceased operations. Subsequently EMC was dissolved on July 5, 1995.

         Everest was inactive until June 1995 when it changed control. Pursuant to this change in control new directors were elected to the Board and in July 1995, the Board and a majority of shareholders approved a one for twenty reverse split. The reverse split became effective on July 24, 1995. On November 27, 1995, Everest changed its name to Everest Security Systems Corporation. The Company is a home alarm service and installation company.

         On October 9, 1995, the Company entered into a Purchase Agreement with Specialty Device Installers, Inc. ("SDI"). Under the terms of the Purchase Agreement the Company was to purchase all of the shares of SDI in exchange for 100,000 shares of common stock of the Company. The Purchase Agreement also called for the Company to enter into an employment contract with Frank Bauer whereby the Company would pay a salary to him in the amount of fifty-two thousand dollars ($52,000) per annum plus bonuses based on the performance of SDI. The bonus structure is yet to be determined by the Board of Directors. In November 1995, Frank Bauer was elected to the Board of Directors of the Company.

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         SDI was  incorporated  under the laws of the State of Florida on August
1991. SDI is a provider of quality installation and systems service to developers, builders, and operating companies in the cable television and burglar alarm industry. SDI also offers management programs which allow developer/builder participation in ongoing security and cable programs, offering custom tailored programs to fit any development from zero to 100% ownership.

         On January 15, 1996, the Company formed Federal Alarm Systems, Inc. ("FASI"), a wholly owned subsidiary organized under the laws of the State of Florida. FASI was formed to monitor burglar alarm contracts installed by SDI as well as to monitor and service purchased burglar alarm contracts. FASI is currently inactive.

         On August 15, 1996 the Company signed an Agreement and Plan of Merger with Guardian International, Inc. a Florida corporation. The merger closed in escrow. On August 28, 1996 escrow was broken and Guardian International, Inc. ("Guardian") merged with and into the Company. The Company then changed its name to Guardian International, Inc. The directors of the Company resigned and the Directors of Guardian filled the vacancies on the Board.

         The Company is a leading supplier of security monitoring and high grade monitored security systems in the Southeast United States. The Company is made up of three components: Guardian International, a division involved in monitoring services, Gibraltar Security Alarm Systems, ("Gibraltar") a division involved in high grade installations and SDI, a wholly owned subsidiary involved in all aspects of security and fire systems from design to installation to monitoring and service.

The Company's Services

         The Company, through, Guardian International, Gibraltar and SDI, is a provider of the design, sales and or lease, installation and maintenance of security and fire systems and the ongoing monitoring and service of these systems in the State of Florida. The majority of all the systems the Company services generate Monthly Recurring Revenue ("MRR"). MRR generates approximately sixty six percent (66%) of the revenue of the Company.

         Guardian International accounts for seventy percent (70%) of the revenues of the Company. Guardian International provides monitoring services through its state of the art central monitoring facility. This facility is able to withstand hurricane force winds and can maintain operations indefinitely without electrical power using its propane generators. The building contains some of the most advanced security devices available, including CCTV, motion detecting units, high intensity lighting, access control and sophisticated anti-terrorist security systems. All the equipment in the facility is the latest enhancement and none of the equipment is more than four years old.

         The entire monitoring facility is redundant, therefore, if there is ever a failure in a piece of equipment, an exact duplicate is available to back it up within a fraction of a second. The

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monitoring  facility  is  entirely  paperless.  The phone  system is digital (as opposed to analog); all conversations are recorded and compressed digitally. Every alarm function is handled through automation, including the dialing of phones.

         Maintenance of the facility's technical functions and equipment is done internally with the exception of hardware and software. The hardware and software for the monitoring facility is handled through outside service contracts at a cost of approximately five thousand dollars ($5,000) per month.

         The employees of the Company undergo extensive training and are continually supervised by an in-house private investigator. Although this accounts for an initial expense to the Company, there are benefits in the long run. The Company experiences very little human error in its operations. Many of the employees of the Company come from other competitors and have been able to contribute their knowledge and experiences to the Company. In order to take full advantage of this fact it is the Company's policy to promote suggestions, ideas and criticisms from employees. It is, therefore, able to benefit from the mistakes and successes of other alarm companies as they are communicated by the employees.

         The Company also works closely with key authorized dealers and in contracting bulk service agreements with real estate developers. Key authorized dealers are agents of the Company. When they become dealers they receive a number of benefits including, the use of Company supplied marketing material, equipment discounts and receipt of Company capital for newly created monitoring contracts.

         The Company currently has over two thousand seven hundred (2,700) homes under contract with Avitar Development (NASDAQ: AVTR) as well as five hundred
(500) homes with Oriole Homes (AMEX: OHC.A) and five hundred (500) homes with Morrison Homes, Inc., according to South Florida Home Building Trade Journal, one of the top ten builders in Southern Florida. The bulk service agreements provide for long-term (on average seven to ten years) ongoing monitoring and servicing of every home in the residential communities. To attract real estate developers the Company offers a discount of approximately forty percent (40%) on bulk service agreements. The Company is also an active member of the Builders' Association of South Florida, attends trade shows, advertises to builders and sponsors builder events. This is an area of growth upon which the Company will continue to focus.

         Gibraltar was acquired by the pre-merged Guardian International, Inc. through an asset acquisition during the first quarter of 1996. Gibraltar currently accounts for ten percent (10%) of the Company's revenues. Gibraltar specializes in high grade commercial installation, monitoring and servicing of security and fire systems. Gibraltar's account base gives the Company the opportunity to capitalize on the commercial market. The industry's main emphasis tends to be on the low end residential market. Therefore, this portion of the market is being overlooked by many of the Company's competitors.


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         The Company's UL listed central  monitoring  system gives Gibraltar the ability to monitor buildings for burglary, fire and environmental problems. If an alarm, fire or environmental condition is detected, a signal is transmitted over telephone and or radio transmission to the Company's central monitoring station. When the conditions require verification and/or dispatch action, human operators react in the manner in which they were trained.

         The system also monitors opening and closing schedules which, with the optional reporting service, are sent via weekly mail reports. All activities are displayed with the employees name, the date of the activity and the time the activity was performed. The reports can be sent to any location around the world via facsimile or e-mail.

         Gibraltar safeguards a number of businesses including financial institutions, drug companies, airlines, industrial complexes, marinas and yacht clubs as well as private residences which require state of the art monitoring systems.

         Gibraltar's image is maintained as a stand alone high-end organization. The Company does not actively reveal its affiliation with Gibraltar in order to maximize the Gibraltar name which was established in 1977. Gibraltar has its own President, Director of Sales and service and installation team. However, they are not officers or directors of the Company.

         SDI accounts for twenty percent (20%) of the revenues of the Company. SDI serves the large well established security alarm companies. These customers, based on management's experience, generally outsource approximately fifty percent (50%) of their installation business to subcontractors. As the large customers have markets throughout the United States, they tend to have their own core installation segment to handle business in each market. As their business grows or fluctuates they contract out the balance of the work. For the fiscal year ended December 31, 1995, ninety percent (90%) of SDI's business came from contract installation work.

         Typically, SDI's customers are involved in ongoing marketing to acquire new burglar alarm monitoring customers through both an independent dealer network and direct marketing by their sales people. The new alarm monitoring contracts that are generated typically need burglar alarm systems installed. SDI's customers subcontract this work to SDI either on a labor only or turnkey basis.

         Currently SDI has approximately twenty five (25) customers. Two of its customers for the fiscal year ended December 31, 1995 made up approximately 63% of SDI's business (ADT Limited - 38%, Alert Center - 25%). For the period ended March 31, 1996, the following customers made up forty three percent (43%) of SDI's business: ADT Limited, twenty three percent (23%); Alert Center, twelve percent (12%); and Avitar Development Corp., eight percent (8%). Ten percent (10%) of SDI's revenue came from SDI's own monitoring contracts for this same period ended March 31, 1996.

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         SDI  continues  to try  and  expand  its  customer  base  through  both acquiring monitoring contracts and adding additional installation business. As of April 30, 1996 the major customers were ADT Security Systems which made up twenty three percent (23%) of SDI's business, Alert Centre, Inc. which made up twenty five percent of SDI's business, CTS Construction Corp. which made up eleven percent (11%) of SDI's business, Oriole Homes Corp. making up ten percent (10%) of SDI's business and eleven percent (11%) of SDI's revenue came from its own monitoring contracts.

Monthly Recurring Revenues

         Over seventy five percent (75%) of all the systems the Company services generate some sort of Monthly Recurring Revenue ("MRR") such as monthly monitoring contracts and back up monitoring. The balance of the revenue to the Company is received from installation and service contracts. The MRR of the Company accounts for sixty six percent (66%) of revenue. Gibraltar and SDI provide the balance of the revenue.

Business Strategy

         The Company's strategy for growth has been the implementation of an aggressive and strategic acquisition plan. From 1994 to 1996 the Company acquired a combination of twelve (12) alarm companies or large portfolios of customer monitoring contracts from existing alarm companies. The financing for these acquisitions is derived from a seven million dollar ($7,000,000) credit facility with Heller Financial, Inc. These acquisitions have enabled the Company to more than double its annual retail account base each year since its inception. The program essentially consists of the following stages:

1. Continued Aggressive Strategic Acquisitions: The Company will continue to grow by acquiring entire alarm companies as well as portfolios of accounts from existing alarm companies. The strategy has been and will continue to be to concentrate on specific areas within its current account base. If an acquisition is possible where the Company does not have a current account base, the Company may decide to acquire a share of the new market. This occurred recently when four strategic acquisitions were made within a four month period in the Tampa Bay area of Florida where the Company had no previous accounts. This acquisition created a recurring revenue base in excess of one thousand (1,000) subscribers and laid the foundation for future subscriber growth in the area.

         The Company's acquisition strategy is made up of the following steps: first, potential acquisitions to enhance the Company's operations are identified; second, the Company enters into an initial negotiation stage with the target company; third, the Company enters into a contract with that company; fourth, a due diligence review of the company is undertaken by the Company whereby the Company conducts in depth reviews of the company, including selective field equipment inspections, individual review of substantially all of the subscriber contracts, and an analysis of the rights and obligations under such contracts; fifth, the Company conducts its

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final negotiations based on the comprehensive due diligence; sixth, the acquired company (or portfolio of accounts) goes into an assimilation stage; and seventh, monitoring assimilation and customer satisfaction are focused upon and final performance is executed.

2. Dealer Program: An objective of the Company is to create additional MRR by generating more Dealer Program agreements with independent alarm companies. To accomplish this dealers are offered numerous support services including but not limited to marketing, equipment discounts, technical expertise and competitive purchase multiples. The Company's aim is to make the dealer successful. The quality and effectiveness of this program and its participants is constantly being enhanced.

3. Continued Retail Account Growth: The Company has various retail marketing programs in place. One such program is a Customer Referral Program whereby new customers are generated by referrals from the Company's existing and continually increasing customer account base. These "referral accounts" enable the Company to increase its revenue at a much lower cost than traditional marketing methods. Additionally, the Company is evaluating it current retail sales and marketing programs, and is considering significantly increasing its efforts in these areas.

4. Bulk Service Communities - Builder Projects: The Company currently has a total of over three thousand five hundred (3,500) homes under either seven (7) or ten (10) year master association contracts (including Avatar Development, Morrison Homes and Oriole Homes). The contracts call for Company installed alarms to be monitored by the central station with one bill each month to the master homeowners association. Closings on these developments began in the first quarter of 1996 and will continue for the next four (4) years. It is anticipated that upon completion of the two development projects, over fifty thousand dollars ($50,000) in MRR will be generated.

         The Company plans to continue its focus on builder projects. SDI enables the Company to generate installation revenue as well as the ongoing MRR from the monitoring contracts. Together the installation business and the monitoring facility help to give the Company a competitive advantage in this sector of the market.

5. Increased Efficiency Through Cost Analysis and Increased Automation: During the first quarter of 1996 the Company completed hardware and software upgrades to its security monitoring system. These improvements include the addition of memory on the Data General/Avion machines, enhancements to the Company system in a more client/server aspect and additional automation improvements that will increase efficiency while reducing cost. The Company currently operates under the MAS 5.50.14 version for its automation, service and billing system.

         The Company is one of the few companies in the United States to incorporate integrated MAS fax technology. That gives the Company the ability to automate numerous aspects of

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information  that  were  previously  processed  manually.   In  addition,   such
technological advancements such as providing alarm indications with Alpha numeric paging and using security industry specific software such as MASTrak and MASLink, gives the Company's off site locations the ability to process data efficiently with little or no human interaction.

         The Company has the capacity to monitor over fifty thousand (50,000) subscribers with little or no upgrade to its existing system. With additional hardware, software and physical space enhancement, it can monitor over two hundred thousand (200,000) subscribers.

6. Continued Management of Account Attrition: The Company has developed an in-house system for identifying and decreasing account attrition. The program has been dubbed the "No-Tolerance Attrition Policy." This program consists of the following: (1) the identification of possible lost accounts via a daily test; (2) false alarm fines, tracking and cause identification; (3) early account delinquent procedures; (4) quality customer service; (5) the control of lockout; (6) early identification of new tenants/residences in homes alarmed by the Company; and (7) aggressive problem solving ability by management. The No-Tolerance Attrition Policy procedures identify possible account attrition at various stages and attempt to prevent lost accounts or replace lost accounts by quick and efficient intervention.

 YEAR               GROSS         NET ATTRITION        NO-TOLERANCE
                 ATTRITION       (AFTER SAVES)           PROGRAM
                                                          RESULTS*
1993                  7.2%              6.7%                 .05%
1994                  7.9%              7.2%                 .07%
1995                 10.0%              7.5%                2.6%
1996 (1st Qtr)        8.2%              5.7%                2.5%

* This is the difference resulting from the Company's No-Tolerance Attrition Program.

Marketing

         A large portion of the Company's marketing activities have been through referrals and a limited amount of advertising. Gibraltar possesses a fleet of Ford trucks emblazoned with the Gibraltar logo. The Company recognizes the need for a full blown marketing and sales strategy to maximize its market penetration as well as to maintain customer service. The Company's approach will be to continue to rely on customer referrals but its main focus will be on the implementation of an independent dealer network and a direct sales force aided by telemarketing.

Competition


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         Competitive  conditions  vary  within  each  segment  of  the  security industry. The largest segment is composed of security system dealers. Most of these companies can be described as having fewer than twenty employees, averaging one hundred fifty to eight hundred fifty (150- 850) accounts, are usually under capitalized, are owner managed and do not have their own central monitoring station.

         According to Security Distributing & Marketing Magazine the one hundred
(100) largest companies in the security industry account for approximately twenty five percent (25%) of the industry's total revenue. Therefore, the majority of the industry revenue is generated by smaller alarm service companies.

         The segment of the industry composed of central monitoring services is characterized by a small number of companies that provide both wholesale and retail monitoring. The barriers to entry in this segment are high due to the large investment required to equip and conform the facilities for U.L. approval. This segment is divided into national and regional firms. The smaller regional companies have difficulty competing with the larger national firms due to higher overhead, inability to purchase service and equipment on volume discounts and often lack the capital to make acquisitions.

         The large national companies that provide sales and/or leases, installations and service of security systems and provide central monitoring services have a competitive advantage. These companies typically provide only retail monitoring for security systems installed by them. They normally do not enter the wholesale market. Companies that provide wholesale monitoring services typically operate on a regional basis, providing services to regional and local alarm companies that are unable to supply the monitoring function for the security systems which they sell.

         The following chart represents the size of the nine largest alarm companies. The information was obtained from Security Distributing & Marketing Magazine, a security industry magazine published by Cahners Publications.


Company          1994 Revenue   All(Accounts       1994 Home       Employees
                 million)                        Installations
ADT Security     $725             850,000            170,000          8,600
Alert Centre      $57             152,000              3,400            670
Brink's Home     $110             340,000             75,000          1,400
Honeywell        $233             190,000                N/A          2,000
National         $213             275,000              3,700          2,050
Guardian


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Protection One    $34            133,000              1,800            531
Rollins           $66            121,000             11,000            671
Protective
Wells Fargo      $219            124,000             12,000          2,440
Alarm
Westinghouse     $115            215,000             60,000          1,800
Security
-----------------------  ------------------ ----------------- -----------------


Government Regulations

         The Company is subject to federal, state, county and municipal laws, regulations and licensing requirements. The Company is currently under the regulation of the Florida State Government. SDI has an unlimited electrical contractor license as required by the State of Florida. It also has all municipal and city licenses required to work in Dade, Broward, and Palm Beach Counties. Because the Company operates a central monitoring station, the State of Florida requires the completion of a certification program and a license to conduct business. The Company believes that it holds the necessary licenses and is in substantial compliance with all licensing and regulatory requirements in each jurisdiction in which it operates to date.

         The Company relies on the use of telephone lines and radio frequencies to transmit signals and relay alarm calls. The cost and type of equipment that may be employed for telephone lines is regulated by the federal and state governments. The use and operation of radio frequencies is regulated by the Federal Communications Commission and the state public utilities commissions.

Trademarks

         Guardian International(TM) and Gibraltar Security Alarm Systems(TM) are the Company's registered trademarks. The Company believes that its trademarks are important to the marketing of its security alarm services and the establishment of a strong identity with its customers. No assurance can be given that the Company will be able to successfully enforce or protect its rights to its trademarks in the event that any of them is subject to third-party infringement.

Employees

         As of January 13, 1997 the Company employs approximately ninety (90) people. The majority of the employees work in the Company's headquarters which consists of the following departments:


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         Department                         Number of Employees

         Monitoring Center                  15
         Service and Installation           35
         Office/Sales/Management            30


         Any increase in the number of employees will be determined by an increase in the level of business. The Company does not expect any significant changes in the number of employees, at this time. Management believes that relations with its employees are satisfactory.

         The Company does not conduct any research and development activity. Also there are no environmental issues concerning the Company.

Item 2.           Management's Discussion and Analysis

         The following discussion considers the operations of the Company for the fiscal period ending September 30, 1996 (unaudited) with comparative figures for the fiscal period ending September 30, 1995 (unaudited). The historical financial statements are those of the pre-merged Guardian International, Inc. ("Guardian"). The results of operations reflect the operations of Guardian prior to the merger, and thereafter Guardian's consolidated results of operations with SDI, a wholly owned subsidiary acquired from predecessor company. The balance sheet at December 31, 1995 is Guardian's; the consolidated balance sheet at September 30, 1996 includes the accounts of the surviving entity and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated. The following discussion should be read in conjunction with the audited financial statements for the fiscal year ending December 31, 1995 and the eight month period ending August 31, 1996. These are included as Financial Statements in Part F/S of this Form 10-SB.

Forward Looking Information

         The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that would cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe harbor" provisions of the Reform Act. Except for the historical information contained herein, the matters discussed in this Form 10-SB are forward-looking statements which involve risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in conjunction with the forward looking statements or elsewhere herein.

Overview

         The services offered by the Guardian Companies (Guardian International, Gibraltar, and SDI) include the design, sales/lease, installation and maintenance of security and fire systems, and the ongoing monitoring and service of these systems. Over seventy five percent (75%) of all the systems the company services generate some sort of Monthly Recurring Revenue ("MRR").

         A majority of the Company's revenues are derived from recurring payments for the monitoring and maintenance of security systems. The Company also generates revenue from billable service charges and revenues from the sale and installation of security systems, add ons and upgrades. The installation work is done mostly through SDI. Revenue is provided from monitoring contracts with initial terms ranging from one to five years. Payment for monitoring services is typically required in advance, and monitoring revenue is recognized as the service is provided. Installation, add on and upgrade revenue is recognized when the required work is completed. All direct installation costs, which include materials, labor and installation overhead, and selling and marketing costs are expensed in the period incurred.

         The heart of the Company's operation is its state of the art central monitoring station. The monitoring facility, according to management's research and knowledge of the security industry, is believed to be one of the most advanced and well equipped facilities of its kind in the United States. The Company has recently upgraded the system software which has made the facility even faster and more efficient. The central monitoring station currently monitors 24,500 subscribers, and with a minimal capital expenditure can be expanded to monitor up to 200,000 subscribers. This well designed and efficient monitoring facility is the foundation for future growth of MRR. With the efficiency of the central monitoring station, alarm monitoring services generate a significantly higher gross margin than do the other services provided by the Company. While sales and installation services contribute to the Company's gross profits, the total expenses associated with alarm system installations (including not only the direct costs of providing such services but also the expenses associated with sales and marketing of alarm systems) also exceed the revenues generated by such services. The Company's strategy, however, is to invest in system sales and installation because the Company believes that such services and products contribute to the generation and retention of alarm monitoring subscribers.

Plan of Operation

         The Company's strategy for growth has been the acquisition of other security companies and security monitoring contracts combined with internal growth with aggressive marketing and superior customer service. The security industry is experiencing dramatic growth and increased consolidation among smaller, fragmented "mom and pop" type companies. The Company's strategy is to identify these consolidation opportunities and creating efficient economies of scale through technical and managerial efficiency. From 1994 to 1996, the Company made twelve security alarm business account portfolio acquisitions including All American Security and Gibraltar Alarm Systems. The Company has successfully incorporated these businesses and molded these accounts into its operation and created economies of scale and improved margins. Guardian's strategy of growth has increased the Company's current and future MRR.

         The Company can continue to purchase additional accounts through internally generated cash flow. However, to implement its growth strategy the Company is currently undertaking expansion of its credit facilities as well as contemplating equity funding.

         During the first quarter of 1996 the Company completed hardware and software upgrades to its security monitoring system. These improvements included the addition of increased memory on the Data General/Avion machines, enhancements to the Company system in a more client/server aspect (as opposed to text terminals), and additional automation enhancements that will increase efficiency while reducing cost. Guardian is currently operating under the MAS
5.50.11 version for its automation, service, and billing system.

Results of Operations

         Subscriber Attrition. Subscriber attrition has a direct impact on the Company's results of operations, since it affects both the Company's revenues and its amortization expense. Attrition can be measured in terms of decreased MRR resulting from canceled subscriber accounts net of sales of certain services to existing subscribers, and can also be measured in terms of canceled subscriber accounts. Guardian has developed an in-house system for identifying and decreasing account attrition. The Program has been dubbed the "No-Tolerance Attrition Policy."

Guardian has developed specific procedures for identifying possible account attrition at various stages and preventing lost accounts or replacing lost accounts in a fast manner. This program is a critical part of Guardian's business strategy to increase and maintain MRR.

The No-Tolerance Attrition Policy includes the following:

a)       Identification of possible lost accounts via daily test.
b)       False alarm fines tracking and cause identification
c)       Early, account delinquent procedures
d)       Superb customer service
e)       Control lockout
f)       Early identification of new tenants/residences in Company alarmed homes


The following table sets forth, for the periods indicated, the percentage of net sales of certain items in the Company's consolidated statements of operations and other data, and the percentage change in each item from the prior period.


               Percentage of    Percentage of    Nine Months      Percentage of    Percentage of      Three Months
               Total Revenues   Total Revenues   Ended Sept.      Total Revenues   Total Revenues     Ended Sept. 30,
               Nine Months      Nine Months      30, 1996 as      Three Months     Three Months       1996 Compared
               Ended Sept.      Ended Sept.      compared to      Ended Sept.      Ended Sept. 30,    to Three Months
               30, 1996         30, 1995         Nine Months      30, 1996         1995               Ended Sept. 30,
                                                   Ended Sept.                                          1995
                                                   30, 1995
Revenues:

   Monitoring      80.8%       82.7%               187%               73.4%         96.9%              152%
   Installation     16.3        15.4               214                22.0           2.8              2488
   Other             2.9         0.9               900                 4.6           0.3              6035
Total Revenues       100         100               198               100           100                 232
Operating
Expenses
   Monitoring       11.5        19.6                76                 9.9           5.4                84
   Installation      7.8        16.2                43                13.6           5.2               758
   General and      46.6        58.4               138                48.6          57.0               183
Administrative
Total               65.9        94.2               108                72.1          80.3               199
Operating
Expenses
Operating           34.1         5.8              1634                27.9          19.7               368
Income (*1)
Interest            17.1        10.6               381                16.4          13.2               312
Expense
Amortization        18.7       (24.5)              160               (12.4)        (15.1)               21.5
provision for
Taxes
Provision for       (2.7)          -               -                  (6.8)            -                 -
Income Taxes
 Net Loss           (9.2%)    (24.6%)             (11%)              (19.2%)      (15.1%)            (309%)
------------------------------------------------------------------------------------------------------------


 *(1) Before Interest, Amortization and Depreciation and Provision for Income Taxes

Nine Months Ended September 30, 1996 Compared to
Nine Months Ended September 39, 1995

Revenues for the nine months ended September 30, 1996 increased by $1,556,914, or 198%, to $2,344,619 from $787,705 for the comparable period in 1995.
Monitoring revenues increased by $1,234,983, or 187%, to $1,894,290 from $659,307 for the comparable period in 1995, primarily because of a net increase in the number of subscribers to the Company's alarm services resulting from acquisitions. Installation revenues increase by $260,657 or 214%, to $382,246 from $121,589 for the comparable period in 1995, mainly because of the acquisition of SDI.

         Operating expenses for the nine months ended September 30, 1996 increased by $804,410, or 108%, to $1,546,056 from $741,646 for the comparable period in 1995, and decreased as a percentage of revenues from 58.4% to 46.6%. Monitoring expenses increased by $116,494 or 76%, to $270,552 from $154,058 for the comparable period in 1995, primarily because of addition of new employees to handle the additional monitoring acquired through acquisitions. Monitoring expenses include telephone, labor, rent and depreciation expenses associated with monitoring of subscriber accounts, as well as billing and collection expenses. Installation expenses increased by $54,518, or 43%, to $182,185 from $127,667 in the comparable period in 1995, primarily as a result of the additional installation revenue generated by the acquisition of SDI. Selling, general and administrative expenses for the nine months ended September 30, 1996 increased by $633,398, or 138%, to 1,093,319 from $459,921 during the comparable period in 1995. As a percentage of total revenues, general and administrative expenses decreased to 46.6% from 58.4%. The increase in general and administrative expenses resulted from the Company's growth in revenue as well as the merger of Everest Security Systems Corporation and Guardian International, Inc. The Company expects that the aggregate amount of general and administrative expenses will increase in the future as the Company's subscriber base continues to grow but will decrease as a percentage of total revenue.

          Interest expense, including amortization of debt issuance costs, for the nine months ended September 30, 1996, increased approximately $316,904, or 381% to $400,051 from $83,147 during the comparable 1995 period. The expense increase primarily as a result of higher outstanding principal balances during fiscal 1996 created by the increase in customer accounts during the year.

         Amortization of customer contracts for the nine months ended September 30, 1996 increased by $354,020, or 417%, to $438,988 from $84,978 for the comparable 1995 period, as a result of the acquisition of additional subscriber accounts.

         Depreciation and amortization for the nine months ended September 30, 1996 increased by $45,421 or 63.9%, to $116,500 from $71,079 during the comparable period in 1995, due to the addition of property and equipment during the 1996 period.

         Net loss for the nine months ended September 30, 1996 was $(219,986), compared to a net loss of $(193,145) in the comparable period in 1995.

Liquidity and Capital Resources

General. The Company has financed its operations and acquisitions from a combination of borrowing, sales of stock and internally generated funds. The Company's principal uses of cash are acquisitions of subscriber accounts, interest and principal payments on long-term debt and capital expenditures. Future acquisitions of subscriber accounts will likely require additional financing.

For the nine months ended September 30, 1996, the Company's net cash provided by operating activities was $194,885, compared to $(21,529) net cash used in operating activities for the comparable period in 1995.

For the nine months ended September 30, 1996, the Company's net cash provided by investing activities was $127,186, compared to $(921,335) net cash used in investing activities during the same period in 1995, primarily as a result of the funds advanced by Everest Security Systems Corporation in the form of equity investment.

For the nine months ended September 30, 1996, the Company's net cash provided by financing activities was $838,795, compared to $1,022,528 in the comparable period in 1995. Financing activities were primarily associated with the retirement of long-term debt in fiscal 1996, and repayment of shareholder's loans.

Heller  Financial.       Revolving Credit  Facility.  On November 16, 1994 , the
Company entered into an agreement with Heller Financial, Inc. ("Heller') that established the Revolving Credit Facility. The Revolving Credit Facility matures in November 30, 1999, subject to earlier termination. The Company had $4,598,669 million and $1,028,634 million outstanding at September 30, 1996 and September 30, 1995, respectively, under the credit facility.
Availability under the Revolving Credit Facility is a function of a series of factors including, the amount of unbilled revenue of Guardian's account portfolio and the multiple of Monthly Recurring Income for which Guardian is borrowing. At September 30, 1996, and September 30, 1995, the most restrictive of these availability tests resulted in total remaining availability of approximately $2,401,331 million and $5,971,366 million, respectively.

Under the Revolving Credit Facility, the applicable interest rate is the prime interest rate plus 3%. The Company has paid Heller a initial funding fee of $25,000 for the initial $2,500,000 of borrowing, and continues to pay Heller a transaction fee of 1% of the amount it is borrowing at the time of funding. As a result of exchanging the Capital Appreciation rights of Heller for Common Class B shares, the Company is no longer responsible for any additional Capital Appreciation Rights .

The Revolving Credit Facility contains customary covenants including, among others, restrictions on the incurrence of debt, encumbrances on or sates of assets, mergers and acquisitions, dividends and transactions with affiliates. Financial covenants include the maintenance of (i) a minimum EBITDA; (ii) a minimum ratio of EBITDA less capital expenditures to senior interest; (iii) a minimum ratio of EBITDA less capital expenditures to fixed charges; (iv) a maximum annual rate of MRR attrition; and (v) maximum annual capital expenditures. The Revolving Credit Facility provides that a "change of control" (as defined therein) constitutes an event of default.

The Revolving Credit Facility contain certain restrictions on transfers of funds such as loans and advances to the Company from its subsidiaries, but not on cash dividends to the Company by its subsidiaries. The Company believes that such restrictions have not had and will not have a significant impact on the Company's ability to meet its cash obligations.

Capital Expenditures. The Company anticipates making additional capital expenditures in the remainder of fiscal 1996 of approximately $10,000 to upgrade its telecommunications capabilities and for routine replacement and upgrading of other capital items. In addition, the Company anticipates making additional capital expenditures of approximately $5,000 for facility improvements in the remainder of fiscal 1996. The Company has no other material commitments for capital expenditures. the Company does not foresee the need for any significant investment in new technology in the near future and believes that no new technology expenditures are currently required in order to sustain market share.

Elements of Income or Loss From Outside Sources

         There have been no significant elements of income or loss from sources outside the Company.

Seasonal Aspects

         The Company's business is not materially effected by seasonal changes.

Item 3.           Description of Property

         The Company leases its corporate headquarters from an affiliate which is owned by the principal shareholders of the pre-merged Guardian International, Inc. The property, a six thousand (6,000) square foot building which holds the Company's monitoring facilities, is located at 3880 N. 28 Terrace, Hollywood, Florida 33020. The telephone number is (954) 926-5200. The lease will expire on December 31, 1999 with an option to renew for an additional five years under the same terms and conditions. The annual rental is approximately fifty one thousand dollars ($51,000) plus annual increases not to exceed three percent (3%).

         SDI leases a two thousand five hundred (2,500) square foot office/warehouse facility at 823 NW 57th Street, Fort Lauderdale, Florida 33309. The telephone number is (305) 772-0330. It is a one year lease which expires in May, 1997. The rent is one thousand five hundred twenty two dollars ($1,522) per month.

         The Company also leases an office at 417 Whooping Loop, Suite 1745, Altamonte Springs, Florida 32701. The lease is for a one year period which expires on June 1997. The office is one thousand seven hundred fifty (1,750) square feet. The rent is seven hundred fifty dollars ($750) per month.

Ownership of Real Estate

         The Company does not own any real estate at this time.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of October 31, 1996, information with respect to any person known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, the shares of the Common Stock beneficially owned by each officer and director of the Company, and the total of the Company's Common Stock beneficially owned by the Company's officers and directors as a group.



Stockholder                 Shares Beneficially Owned (1)   Percent of Class (1)
-----------                 -----------------------------   --------------------

Harold Ginsburg(3)                  903,533                          14%

Richard Ginsburg(4)                 629,245                          09.75%

Sheilah Ginsburg(5)                 903,533                          14%

Rhonda Ginsburg(6)                  629,246                          09.75%

International Treasury
and Investments, Ltd.(7)          1,000,000                          16.49%

Royal Bank of Scotland              400,000                          06.19%

All Directors and Officers
as a Group (4 persons)            3,065,557                          47.5%
                                  =========                          =====
----------------------

(1) Calculation based on 6,453,804 shares outstanding as of October 31, 1996. Information derived from the transfer agent, security holders, and/or company records.

     (2) Pursuant to the Plan and Agreement of Merger dated August 15, 1996 between Everest Security Systems Corporation and Guardian International, Inc. ("Merger Agreement"), International Treasury and Investments, Ltd. ("ITI") pledged one million (1,000,000) shares of common stock of the Company as security for certain obligation of G.M. Capital Partners, Ltd. in accordance with a
                                                        19
     stock pledge agreement executed in accordance with the Merger Agreement. G.M. Capital Partners, Ltd. was unable to honor its obligation under the Merger Agreement and as a result the one million (1,000,000) shares are entitled to be disbursed to the pre-merger shareholders of Guardian International, Inc. on or about October 31, 1996. When these shares are distributed security ownership of certain beneficial owners and management will be as follows:

         Richard Ginsburg will own 824,245 shares or 12.77%. Harold Ginsburg will own 1,183,533 shares or 18.33%. Sheilah Ginsburg will own 1,183,533 shares or 18.33%. Rhonda Ginsburg will own 824,244 shares or 12.77%. As a group the Officers and Directors will own 4,015,555 shares or 62.21%.

(3)       Harold Ginsburg is the Chairman of the Company.

(4) Richard Ginsburg is the Chief Executive Officer, President and a Director of the Company.

(5) Sheilah Ginsburg is the Secretary/Treasurer and a Director of the Company.

(6)      Rhonda Ginsburg is a Vice President of the Company.

(7) The beneficial owner of International Treasury and Investments, Ltd. is Warwick Nominees, Ltd. Its North American Business Agent is Mr. J. A. Michie.

Item 5.           Directors, Executive Officers, Promoters and Control Persons

Directors and Officers

         Each director shall hold office for a period of one year, at which time an annual meeting is held in accordance with the Company's Bylaws. The directors hold office until a successor is elected and qualified.

         The directors and officers of the Company are as follows:

Name                 Age                    Position

Richard Ginsburg     28                     CEO, President, Director

Sheilah Ginsburg     58                     Secretary/Treasurer, Director

Rhonda Ginsburg      32                     Vice-President

Harold Ginsburg      63                     Chairman

Robert K. Norris     39                     Chief Financial Officer

Richard Ginsburg

         Mr. Ginsburg was a co-founder of the pre-merged Guardian International, Inc. He received a Bachelor or Science degree in Communications from the University of Miami. He began his career as a technical assistant for Gibraltar Security Corporation. He acquired management skills at Guardsman Central Security Corporation where he was the Central Station Manager. Mr. Ginsburg then became Operations Manager for the Alert Centre where his responsibilities included a major regional operations center with over sixty thousand (60,000) subscribers.
     At Guardian International, Inc. Mr. Ginsburg developed and implemented the Guardian Authorized Dealer Program, the Guardian Acquisition Strategy Program and the development of Guardian's central station and related operations. Mr. Ginsburg has a working knowledge of numerous industry automation systems including PICK, UNIX and off site data base management programs within the alarm industry. Mr. Richard Ginsburg has not had a Directorship with any other reporting company.

Harold Ginsburg

         Mr. Harold Ginsburg was a co-founder and the President of the pre-merged Guardian International, Inc. from its inception until August 15, 1996. He has technical training in engineering and is an acknowledged authority and pioneer in central station monitoring. Mr. Ginsburg has almost four decades of experience in the security systems industry and has personally developed high-tech security systems for several Fortune 500 companies. In addition to being regarded as an international consultant in the alarm service and monitoring industry, he is responsible for the start-up of several successful security companies.

         Mr. Harold Ginsburg has not had a Directorship with any other reporting company in over twenty years.

Sheilah Ginsburg

     Mrs. Sheilah Ginsburg was a co-founder of the pre-merged Guardian International, Inc. She is responsible for the day to day accounting and administrative functions of the Company. Prior to Guardian International, Inc., Mrs. Ginsburg was the Vice President/Controller of Guardsman Central Security, a business similar to Guardian International, Inc. Mrs. Ginsburg has not held a Directorship position with any other reporting company.
Rhonda Ginsburg

         Ms. Rhonda Ginsburg holds a management position with NBC Television (a subsidiary of

General Electric). Prior to that she was in a sales position at Sunbeam Television in Miami, Florida.

         Ms. Ginsburg has not held a Directorship position with any other reporting company.

Robert K. Norris

         Mr. Robert K. Norris is a Certified Public Accountant in the State of Florida and received his accounting degree from Florida International University. Before joining the Company as the Chief Financial Officer in November 1996, Mr. Norris was Vice President - Finance of International Airline Support Group, Inc., a publicly held company, from 1994 to 1996. From 1988 to 1993 Mr. Norris was the Controller for Niagara Corporation, a publicly held company.

         Mr. Norris has not held a Directorship position with any other reporting company.

Item 6.           Executive Compensation

         The following table shows all the cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated, to the Chief Executive Officer for such period in all capacities in which he served. No other Executive received total annual salary and bonuses in excess of one hundred thousand dollars ($100,000).



Summary Compensation Table

                                    Annual Compensation                         Long Term Compensation


Name and       Year           Salary        Bonus         Other         (Awards)      (Awards)      (Payouts)      All Other
--------       ----           ------        -----         -----         --------      --------      ---------      ---------
Principal                                                 Annual        restricted    Options/      LTIP           Compensa
---------                                                 ------        ----------    --------      ----           --------
Position                                                  Compens       stock         SARs                         tion
--------                                                  -------       -----         ----                         ----
                                                          ation         award
Harold         1996           $60,000       $0            $0            $0            0.00          $0             0.00
Ginsburg
CEO

Richard        1996           $90,000       $0            $0            $0            0             $0             company
Ginsburg                                                                                                           car valued
                                                                                                                   at $599.00
                                                                                                                   per month
President

Sheilah        1996           $53,000       $0            $0            $0            0.00          $0             0.00
Ginsburg
Secretary/
Treasurer

Rhonda         1996           $0            $0            $0            $0            0.00          $0             0.00
Ginsburg
Vice
President
-------------- -------------  ------------- ------------- ------------- ------------- ------------- -------------  -------------

Robert K.      1996           $65,000       $0            $0            $0            0.00          $0             0.00
Norris
Chief
Financial
Officer
-------------- -------------  ------------- ------------- ------------- ------------- ------------- -------------  -------------


         The following table sets forth information with respect to the Executive Officers concerning exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

Option/SAR Grants in Last Fiscal Year

Name                 Number of      Percent of Total   Exercise or   Expiration
----                 ---------      ----------------   -----------   ----------
                     Securities     Options/SARs       Base Price    Date
                     ----------     ------------       ----------    ----
                     Underlying     Granted to         ($/share)
                     ----------     ----------         ---------
                     Options/SARs   Employees in
                     ------------   ------------
                     Granted        Fiscal Year
                     -------        -----------
Harold Ginsburg         0                0                  0             n/a
(CEO)
Richard Ginsburg        0                0                  0             n/a
(President, Director)
Sheilah Ginsburg        0                0                  0             n/a
(Secretary, Treasurer)
Rhonda Ginsburg         0                0                  0             n/a
(Vice President)
------------------- ----------   -----------------     ----------  -----------
Robert K. Norris        0                0                  0             n/a
(Chief Financial
Officer)
------------------ -----------   -----------------     ----------   ----------



         The following table sets forth information with respect to the Executive Officers concerning the exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/ SAR Values

Name        Shares                 Value          Number of         Value of
----        ------                 -----          ---------         --------
            Acquired on           Realized ($)   Securities      Unexercised in-
            -----------           ------------   ----------      ---------------
            Exercise (#)                         Underlying        the-money
            ------------                          ----------        ---------
                                               Unexercised       Options/SARs at
                                               Options/SARs at   Fiscal Year-End
                                               Fiscal Year-End   ($)
                                               (#) Exercisable/  Exercisable/
                                                Unexercisable     Unexercisable
Harold Ginsburg         0.00            0.00           0                 0.00
(CEO)

Richard Ginsburg       0.00             0.00            0                 0.00
(President)
Sheilah Ginsburg       0.00             0.00            0                 0.00
(Secretary, Treasurer)
Rhonda Ginsburg        0.00             0.00            0                 0.00
(Vice President)
---------------------- ---------------  --------------- ---------        ------
Robert K. Norris       0.00             0.00            0                 0.00
(Chief Financial
Officer)
---------------------- ---------------  --------------- ----------       ------


         The following table sets forth information with respect to the Executive Officers concerning the grants of options and Stock Appreciation Rights ("SAR") during the past fiscal year:

Long Term Incentive Plan Table

                                                                     Awards in Last Fiscal Year

Name                             Number of           Performance or         Threshold      Target          Maximum
----                             ---------           ----------- --         ---------      ------          -------
                                 Shares, Units or    Other Period Until                    ($ or #)         ($ or #)
                                 ----------------    ------------ -----                    --------         --------
                                 Other Rights        Maturation Or          ($ or #)
                                 ----- ------        ---------- --          --------
                                 (#)                 Payout
                                 ---                 ------

Harold Ginsburg                  0.00                0.00                   N/A            N/A             N/A
(CEO)
-------------------------------  ------------------  ---------------------- -------------  --------------  ---------
Richard Ginsburg                 0.00                0.00                   N/A            N/A             N/A
(President, Director)
Sheilah Ginsburg                 0.00                0.00                   N/A            N/A             N/A
(Secretary, Treasurer)
Rhonda Ginsburg                  0.00                0.00                   N/A            N/A             N/A
 (Vice President)
-------------------------------  ------------------  ---------------------- -------------  --------------  --------
Robert K. Norris                 0.00                0.00                   N/A            N/A             N/A
(Chief Financial Officer)
-------------------------------  ------------------  ---------------------- -------------  --------------  --------




Item 7.           Certain Relationships and Related Transactions

         The Company leases its corporate headquarters from an affiliate which is owned by the principal shareholders of the pre-merged Guardian International, Inc. The property, a six thousand (6,000) square foot building which holds the Company's monitoring facilities, is located at 3880 N.

28 Terrace, Hollywood, Florida 33020. The lease will expire on December 31, 1999 with an option to renew for an additional five years under the same terms and conditions. The annual rental is approximately fifty one thousand dollars ($51,000) plus annual increases not to exceed three percent (3%).

         The forgoing transactions between the Company and the members of management are, and any future transactions will be, on terms no less favorable to the Company than those which could be obtained from unaffiliated third parties. In addition, no future transactions will be entered into between the Company and members of management or principal shareholders unless such transactions are approved by a majority of the Directors who are not members of management or principal shareholders.

Item 8.                    Description of Securities

Common Stock

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription, or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share, either in person or by proxy, on all matters on which stockholders may vote at all meetings of stockholders.

         The holders of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the Directors of the Company if they so chose. If such action was to occur, the holders of the remaining shares would not be able to elect any of the Company's directors.


                                                      PART II

Item 1.           Market for Common Equity and Related Stockholder Matters

Common Stock

         The Company's Common Stock is quoted on the NASDAQ OTC Bulletin Board under the symbol GIIS.

         To the best of the Company's knowledge there are presently six (6) market-makers. A public trading market having the characteristics of depth, liquidity and orderliness, depends on the existence of market-makers as well as the presence of willing buyers and sellers. There can be no guarantee that these market-makers will continue to make a market. If the market-makers discontinue making a market for the Company there will be virtually no liquidity.

         The following chart sets forth the range of high and low bid prices for the Company's Common Stock based on closing transactions during each specified period as reported by the National Quotation Bureau, Incorporated. The prices reflect inter-dealer prices without retail mark-up, mark-down, quotation, or commission. The figures do not necessarily represent actual transactions.

      1994                           High                           Low
      ----                           ----                           ---
      First Quarter                  N/A                            N/A
      Second Quarter                 N/A                            N/A
      Third Quarter                  N/A                            N/A
      Fourth Quarter                 $.01                           $.01

      1995
      First Quarter                  $.011                          $.01
      Second Quarter                 $.06                           $.05
      Third Quarter                  $2 9/16*                       $1/2*
      Fourth Quarter                 $3                             $2

      1996
      First Quarter                  $3 9/16                        $3
      Second Quarter                 $4 7/8                         $3 1/4
      Third Quarter                  $5                             $4 1/8


         * Following a 1-for-20 reverse split of the Company's Common Stock, effective July 24, 1995.

         There are approximately two hundred (200) shareholders in the Company as of December 18, 1996.

         The Company is authorized to issue one hundred million (100,000,000) shares of Common Stock at $0.001 par value per share, of which six million four hundred fifty three thousand eight hundred four (6,453,804) shares were issued and outstanding as of December 18, 1996.

Dividends

         The Company has not declared any cash dividends since its inception, and does not anticipate paying such dividends in the foreseeable future. The Company plans on retaining any future earnings for use in the Company's business. The payment of any future dividends rests within the discretion of its Board of Directors in light of the conditions then existing, including the Company's earnings, capital requirements, and financial condition, as well as other relevant factors.

Transfer Agent

         The transfer agent for the Common Stock of the Company is Interwest Transfer Company, 1981 E. Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

Item 2.
Legal Proceedings

         There are no material pending legal proceedings as defined in Item 103 of Regulation S-B.

Item 3. Changes in or Disagreements With Accountants on Accounting and Financial Disclosure


         There have been no changes in or disagreements with accountants on accounting and financial disclosure.


Item 4.           Recent Sales of Unregistered Securities

         On June 7, 1995 the Company issued twenty million (20,000,000) shares for one hundred thousand (100,000) shares of J.A. Industries, Inc. valued at one hundred thousand dollars ($100,000). The shares were issued in reliance upon the exemption form registration afforded by Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in a private placement to International Treasury & Investments Ltd.

Purchaser              Date of Purchases  Number of Common         Aggregate
                                          Shares                   Consideration
                                                                   Paid
International Treasury
& Investments Ltd.         6/7/95        20,000,000 (before the   $100,000 in
                                        The 1 for 20 roll back)  J.A. Industries
                                                                   stock

         On July 5, 1995 the Company issued 3,975,000 shares to three individuals for par value. Two of the individuals were officers and directors of the Company. The issuance was exempt from registration in accordance with Rule 701 of the Securities Act of 1933. The shares were issued as compensation for services rendered or to be rendered.

Purchaser       Dates of Purchases    Number of Common         Aggregate
                                         Shares                 Consideration
                                                                   Paid
427968 B.C. Ltd.1   7/5/95      1,325,000 (prior to                $1,325
-----------------   ------      -------------------                ------
                                1:20 reverse split)
                                -------------------
Knight Financial
Ltd.2               7/5/95      1,325,000 (prior to the            $1,325
-----               ------      -----------------------            ------
                                1:20 reverse split)
                                -------------------

Steven A. Sanders   7/5/95      1,325,000 (prior to the            $1,325
-----------------   ------      -----------------------            ------
                                1:20 reverse split)
                                -------------------

         In October 1995 the Company issued 500,000 shares at $2.00 per share. The issuance was exempt from registration pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. These shares were issued in a private placement to accredited investors.

Purchaser                  Dates of Purchases   Number of Common    Aggregate
                                                    Shares         Consideration
                                                                       Paid

427968 B.C. Ltd.              10/13/95            50,000              $100,000
----------------              --------            ------              --------

427968 B.C. Ltd.              10/17/95            10,000              $20,000
----------------              --------            ------              -------

Royal Bank of Scotland3       10/30/95            100,000             $200,000
-----------------------       --------            -------             --------

Anne Huber                    10/31/95            15,000              $30,000
----------                    --------            ------              -------

Rodney Adler                  12/04/95            100,000             $200,000
------------                  --------            -------             --------

Tiger Eye Investments
 [Cayman] Ltd.4               12/15/95            75,000              $150,000
---------------               --------            ------              --------

International Treasury &
--------
         1 427968 B.C. Ltd. is controlled by J.A. Michie.
         2 Knight Financial Ltd. is controlled by Robert Knight.
         3 Royal Bank of Scotland purchased shares for clients of the bank, identities unknown.
         4 Tiger Eye Investments (Cayman) Ltd. is owned by Campbell Nominees,
           Ltd.

Investments Ltd.5         12/15/95            75,000              $150,000
-----------------         --------            ------              --------

Langara Capital
 Foundation6              12/15/95            75,000              $150,000
------------              --------            ------              --------


         In November 1995 the Company issued one hundred thousand (100,000) shares to Frank Bauer in accordance with the terms of the purchase agreement of SDI. These shares were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.


Purchaser          Dates of Purchases   Number of Common       Aggregate
                                        Shares                 Consideration
                                                               Paid

Frank Bauer        11/95                100,000                $1000
-----------        -----                -------                ----


         On March 12,  1996 the  Company  issued  thirty  thousand
(30,000) shares to employees and directors of the Company as payment for their services. The issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.




Purchaser           Dates of Purchases    Number of Common      Aggregate
                                          Shares                Consideration
                                                                Paid

Frank Bauer         3/12/96               10,000                $100
-----------         -------               ------                ----

Gary Liscio         3/12/96               5,000                 $50
-----------         -------               -----                 ---

Harvey Dolschen     3/12/96               5,000                 $50
---------------     -------               -----                 ---

Karl Gelbard        3/12/96               10,000                $100
------------        -------               ------                ----


--------
         5 International Treasury & Investments is owned by Warwyck Nominees
           Ltd., identity unknown.
         6 Langara Capital Foundation is owned by Lichenstein Trust, administered by J.A. Michie.

         On August 14, 1996, the Company issued a total of one million (1,000,000) shares of common stock to the following institutions. The issuance was exempt from registration under Regulation S promulgated under the Securities Act of 1933.

Purchaser           Dates of Purchases           Number of Common    Aggregate
                                                 Shares           Consideration
                                                                          Paid

Bank of Austria (Switzerland) 08/14/96           15,000            $52,500
----------------------------- --------           ------            -------

Bank Leu                      08/14/96           60,000           $210,000
--------                      --------           ------           --------

Coutts & Co. AG Zurich        08/14/96           15,000            $52,500
----------------------        --------           ------            -------

Credit Suisse                 08/14/96           170,000          $595,000
-------------                 --------           -------          --------

Darier Hentsch Private Bank
   & Trust                    08/14/96           30,000           $105,000
----------                    --------           ------           --------

FAI Overseas Investments      08/14/96           200,000          $700,000
------------------------      --------           -------          --------

Royal Bank of Scotland        08/14/96           400,000        $1,400,000
----------------------        --------           -------        ----------

Swiss Bank Corp.              08/14/96           110,000          $385,000
----------------              --------           -------          --------

         On October 4, 1996, pursuant to a Plan and Agreement of Merger between Everest Security Systems Corporation and Guardian International, Inc., three million two hundred twenty six thousand nine hundred two (3,226,902) shares were issued to the shareholders of the pre- merged Guardian International, Inc. (the Florida corporation) in exchange for their shares of the merged corporation. These shares were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Purchaser           Dates of Purchases    Number of Common      Aggregate
                                           Shares               Consideration
                                                                Paid
Harold Ginsburg        10/04/96              904,533

Rhonda Ginsburg        10/04/96              629,245

Richard Ginsburg       10/04/96              629,246

Sheilah Ginsburg       10/04/96              904,533

Robert and Nancy Kasky 10/04/96             161,345


Item 5.           Indemnification of Directors and Officers

         Section 78.751 of the General Corporation Law of the State of Nevada contains provisions entitling directors and officers of the Company to indemnification from judgements, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided such officers or directors acted in good faith. There is no provision in the bylaws or the certificate of incorporation of the Company for indemnification of officers and directors.

                                                     PART F/S

Item 1.           Financial Statements

         For information regarding this item, reference is made to the "Index of Financial
Statements."



                                                     PART III

Item 1.           Exhibits

         For information regarding this item reference is made to the "Index of Exhibits."







                                                       INDEX

         The  following  documents  are  filed  as  part  of  this  Registration
Statement:

Financial Statements

                                                                           Page
 Description                                                                No.

   Consolidated Balance Sheets of the Company [unaudited] at September 30, 1996 and December 31, 1995

   Consolidated Statements of Operations [unaudited] for Periods
   Ended September 30, 1996 and 1995

   Consolidated Statement of Changes in Stockholders Equity
   [unaudited] for Nine Months Ended September 30, 1996

   Consolidated Statements of Cash Flows [unaudited] for
   Nine Months Ended September 30, 1996 and 1995

   Notes to Consolidated Financial Statements

                          GUARDIAN INTERNATIONAL, INC.

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders of
  Guardian International, Inc:

We have audited the accompanying balance sheet of Guardian International, Inc. (a Florida S corporation) as of December 31, 1994, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian International, Inc. as of December 31, 1994 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                      McKEAN, PAUL, CHRYCY, FLETCHER & CO.


March 14, 1995

                          GUARDIAN INTERNATIONAL, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1994


                                     ASSETS

CURRENT ASSETS:
     Cash                                               $ 14,011
       Accounts receivable-net of $5,000
       allowance for doubtful accounts                    81,447
     Other current assets                                 23,058   $118,516
                                                        --------

PROPERTY & EQUIPMENT:
     Station equipment                                   259,002
     Furniture and office equipment                       29,854
     Leasehold improvements                               84,277
                                                       ---------
                                                         373,133
     Accumulated depreciation and amortization          (122,784)   250,349
                                                       ---------

OTHER ASSETS:
     Customer accounts, net of $36,699 of amortization   513,120
     Organization cost, net                               58,809
     Other                                                38,764    610,693
                                                       ---------   --------
                                                                   $979,558

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable and accrued expenses               $  105,584
     Acquisition contracts payable                           80,510
     Unearned revenue                                        12,862
     Current portion of debt                                 35,791  $234,747
                                                          ---------

LONG-TERM DEBT:
     Equipment installment note payable                      87,672
     Note payable shareholder                                 5,867
     Note payable to financial institution                  194,173   287,712
                                                          ---------

SHAREHOLDERS' EQUITY:
     Common stock, 1000 shares authorized $1 par value,
       100 shares issued and outstanding                        100
     Additional paid-in-capital                           1,064,030
     Retained deficit                                      (607,031)  457,099
                                                         ---------- --------
                                                                     $979,558
The accompanying notes are an integral part of the financial statements.

                          GUARDIAN INTERNATIONAL, INC.
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994




REVENUES:
     Monitoring                                $372,627
     Installation                               221,852
     Other                                        1,939          $596,418
                                              ---------


OPERATING EXPENSES:
     Monitoring - primarily salaries            155,872
     Installation                               200,683
     Amortization of customer contracts          36,699
     Depreciation and amortization              106,530
     General and administrative                 447,438           947,222
                                               --------         ---------

            Operating loss                                       (350,804)

INTEREST EXPENSE                                                   23,537

            Net loss                                            $(374,341)


















The accompanying notes are an integral part of the financial statements.

                          GUARDIAN INTERNATIONAL, INC.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

CASH FLOWS FROM OPERATING ACTIVITIES:

     Net loss                                            ($374,341)
     Adjustment to reconcile net loss to net
       cash used in operating activities:
           Depreciation and amortization of property        88,887
           Amortization-customer accounts                   36,699
           Amortization-organization expense                17,642
           Provision for doubtful accounts                   5,000

     Changes in assets and liabilities:
           Accounts receivable                             (67,550)
           Other current assets                            (23,058)
           Accounts payable and accrued expenses            56,219
           Acquisition contracts payable                    80,510
           Unearned revenue                                 11,662
                                                          --------

            Net cash used in operating activities         (168,330)
                                                         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of fixed assets                              (14,784)
     Acquisition of customer accounts                     (540,211)
     Other assets                                          (25,447)
                                                        ----------

           Net cash used in investing activities          (580,442)
                                                         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments of long-term debt                           (119,338)
     Proceeds from line-of-credit                          194,173
     Decrease in shareholders' loans                      (376,082)
     Cash contributions and conversion of
       shareholders' loans to capital                    1,064,030

           Net cash provided by financing activities       762,783
                                                         ---------

           Net change in cash                               14,011

CASH, BEGINNING OF PERIOD                                      -

CASH, END OF PERIOD                                      $  14,011
                                                         =========




The accompanying notes are an integral part of the financial statements.



                          GUARDIAN INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994




                                                Additional


                               Common             Paid-in              Retained
                                Stock             Capital              Deficit               Total


Balance, December 31, 1993      $100         $          -            $ (232,690)         $ (232,590)

     Net loss                     -                     -              (374,341)           (374,341)


     Capital contributions        -              1,064,030                 -              1,064,030
                               -----            ----------       --------------          ----------



Balance, December 31, 1994      $100            $1,064,030           $ (607,031)         $  457,099
                                ====            ==========           ==========          ==========

























The accompanying notes are an integral part of the financial statements.

                          GUARDIAN INTERNATIONAL, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1994


1.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    A.  Operations

        Guardian International, Inc. ("The Company") operates a central monitoring alarm station which services customer accounts and those accounts owned by security system dealers.

    B.  Income Taxes

        The Company, with the consent of its stockholders, has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the income or loss of the corporation is included in the income tax returns of the individual stockholders. Accordingly, no income tax provision or benefit has been reflected in the accompanying financial statements.

    C.  Property and Equipment

        Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

    D.  Customer Accounts

        Customer Accounts purchased from alarm dealers are reflected at cost. The purchase price of the contract is amortized on a straight line basis over the shorter of the term of the contract (usually five years) or life of the customer account.

      E. Revenues

         Revenues from monitoring alarm services are recognized when service is rendered. Amounts paid in advance are deferred and recognized as revenue in the period service occurs. Revenues from installation of alarm systems are recognized in the period installed.

2.  ACQUISITION OF CUSTOMER ACCOUNTS

         During the year ended December 31, 1994, the Company purchased $540,211 of customer accounts from various independent alarm dealers. At December 31, 1994, the Company owed $80,510 in connection with of these acquisitions which is included in the balance sheet as "Acquisition contracts payable".

3.    LINE OF CREDIT

         In November 1994, the Company entered into a $7 million credit agreement with a financial institution for the purpose of borrowing funds to purchase customer accounts. Borrowings under the agreement bear interest at 4% above prime plus a funding fee of 1% of any amounts borrowed. The loan is collateralized by the Company's assets and matures on November 30, 1999. The principal shareholders of the Company have personally guaranteed $700,000 of the loan and pledged their stock as collateral. The agreement contains certain conditions including, but not limited to, restrictions related to indebtedness, net worth and distribution payments to shareholders.

         In connection with the loan agreement, the Company has agreed to pay the lender a "Capital Appreciation Payment", if a market event occurs (i.e. merger or consolidation, sale or disposition of the Company or 20% of the number of outstanding common shares, etc.). The payment is determined based on a percentage (approximately 25%) of the fair value of the Company's common stock and after deducting $1 million plus any capital contributions by the principal shareholders for the purchase of additional shares of common stock.


4.    RELATING PARTY TRANSACTIONS

      A.   Leased Facilities

         The Company rents on a month to month basis its monitoring facilities from an affiliate which is owned by the principal shareholders of the Company. The informal agreement required lease payments of approximately $50,000 during 1994. Lease payments for the facilities in 1995 are estimated to be $35,000.

      B. Consulting Agreement

           In May 1994, the Company entered into an agreement with a consultant to provide advisory services at a fee of $400 per week (subject to increases by the Board of Directors) through April 15, 1995 at which time agreement is to be renegotiated. In addition, the Consultant shall be entitled to receive up to 10% of the amount of common stock then outstanding for securing new customer accounts (as defined) or in the event the Company has a public offering; sells its assets or merges with other entity.

                          GUARDIAN INTERNATIONAL, INC.

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders of
  Guardian International, Inc.

We have audited the accompanying balance sheets of Guardian International, Inc. ( a Florida S corporation) as of December 31, 1995 and 1994, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian International, Inc. as of December 31, 1995 and 1994 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

                      McKEAN, PAUL, CHRYCY, FLETCHER & CO.


February 26, 1996

                          GUARDIAN INTERNATIONAL, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994


                                                           1995           1994
                                                          -----          -----
                                ASSETS

CURRENT ASSETS:
     Cash                                             $     14,263   $  14,011
     Accounts receivable, net of $15,000 and $5,000
        allowance for doubtful accounts, respectively      146,285      81,447
     Other current assets                                    7,943      23,058
                                                       ------------- ---------
          Total current assets                             168,491     118,516
                                                      ------------   ---------

PROPERTY & EQUIPMENT:
     Station equipment                                     287,055     259,002
     Furniture and office equipment                          31,85      29,854
     Leasehold improvements                                103,217      84,277
                                                      ------------   ---------
                                                           422,131     373,133
    Accumulated depreciation and amortization             (212,184)   (122,784)
                                                      ------------   ---------
                                                           209,947     250,349
                                                      ------------   ---------
OTHER ASSETS:
    Customer accounts, net of $124,482 and $36,699
       of amortization, respectively                    2,075,671      513,120
    Organization cost, net                                 41,165       58,809
    Other                                                 138,492       38,764
                                                      ------------   -----------
                                                        2,255,328      610,693
                                                      -----------    ----------
           Total Assets                               $2,633,766     $ 979,558
                                                      ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expense      $     82,583         $  105,584
    Acquisition contracts payable                  102,484             80,510
    Unearned revenue                                60,880             12,862
    Current portion of debt                         44,947             35,791
                                              -------------        -----------
                                                   290,894            234,747
                                              ------------         ----------
LONG TERM DEBT:
    Equipment installment notes payable             61,970             87,672
    Notes and loans payable to shareholders        198,887              5,867
    Note payable to financial institution        1,895,299            194,173
                                               -----------          ----------
                                                 2,156,156            287,712
                                               -----------          ----------
SHAREHOLDERS' EQUITY:

     Common stock, 1,000 shares authorized, $1 par
         value, 100 shares issued and outstanding               100         100
     Additional paid-in capital                           1,064,030   1,064,030
     Retained deficit                                      (877,414)   (607,031)
                                                       ------------   ----------
                                                            186,716     457,099
                                                       ------------   ----------
           Total Liabilities and Shareholders' Equity    $2,633,766   $ 979,558
                                                       ==========     =========


The accompanying notes to financial statements are an integral part of these statements.

                          GUARDIAN INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                  1995               1994
                                               -----------        ----------

REVENUES:
    Monitoring                              $    953,034           $ 372,627
    Installation                                 131,229             221,852
    Other                                         10,285               1,939
                                            -------------       -------------
                                               1,094,548             596,418
                                            -----------         -----------

OPERATING EXPENSES:
    Monitoring - salaries                        215,711             155,872
    Installations                                141,121             200,683
    General and administrative                   660,969             447,438
                                            ------------
                                               1,017,801             803,993
                                            -----------         -----------

    Operating income (loss) before
      interest expense, amortization              76,747            (207,575)
      and depreciation

INTEREST EXPENSE, AMORTIZATION
  AND DEPRECIATION:
     Interest expense                            146,331              23,537
     Amortization of customer contracts           87,783              36,699
     Depreciation and amortization               113,016             106,530
                                            ------------
                                                 347,130             166,766
                                            ------------         ----------
     Net loss                               $   (270,383)          $(374,341)
                                              ===========         ==========






5


The accompanying notes to financial statements are an integral part of these statements.



                          GUARDIAN INTERNATIONAL, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                                  Additional
                             Common              Paid-in             Retained
                               Stock             Capital              Deficit               Total


Balance,  December 31, 1993  $     100         $      -            $ (232,690)           $(232,590)

     Net loss                           -             -              (374,341)            (374,341)

     Capital contributions              -        1,064,030                 -             1,064,030
                              ------------     -----------     ----------------      ---------

Balance, December 31, 1994         100           1,064,030           (607,031)             457,099

      Net loss                          -             -              (270,383)            (270,383)
                              -----------      -----------------   ----------

Balance, December 31, 1995   $     100          $1,064,030          $(877,414)           $ 186,716
                             =========         ==========          =========             =========

















The accompanying notes to financial statements are an integral part of these statements.


7

                          GUARDIAN INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                       1995              1994
                                                       ----              ----
CASH FLOW FROM OPERATING ACTIVITIES:
 Net loss                                          $  (270,383)       $(374,341)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
         Depreciation and amortization                95,372             88,887
         Amortization of customer accounts            87,783             36,699
         Amortization of organization expenses        17,644             17,642
         Provision for doubtful accounts              23,815              5,000

   Changes in assets and liabilities:
         Accounts receivable                         (88,653)           (67,550)
         Other  assets                               (90,585)           (23,058)
         Accounts payable and accrued liabilities    (23,001)            56,219
         Acquisition contracts payable                21,974             80,510
         Unearned revenue                             48,018             11,662
                                                   ---------
          Net cash used in operating activities     (178,016)         ( 168,330)
                                                   --------           ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                         (34,636)           (14,784)
    Acquisition of customer accounts              (1,650,334)          (540,211)

    Other assets                                       -                (25,447)
                                               ------------------------------

            Net cash used in investing activities (1,684,970)         ( 580,442)
                                                  -----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments of debt                               (356,945)          (119,338)
     Proceeds from financial institutions          2,001,539            194,173
     Increase (decrease) in shareholders' loan       218,644          ( 376,082)
     Cash contributions and conversion of share-          -              64,030
      holders' loans to capital                  ----------------     ---------

        Net cash provided by financing activities  1,863,238            762,783
                                                   ----------         ----------

           Net change in cash                            252             14,011

CASH, BEGINNING OF PERIOD                             14,011                 -
                                                   ------------

CASH, END OF PERIOD                          $     14.263            $   14,011
                                              ============            ==========

NON CASH INVESTING ACTIVITY:
   Financed acquisition of property          $     14,362               -
                                                 ------------

SUPPLEMENTAL DISCLOSURES:
   Interest paid                             $    128,281         $  23,283
                                                 -----------


The accompanying notes to financial statements are an integral part of these statements.

                          GUARDIAN INTERNATIONAL, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     A.  Operations

                  Guardian International, Inc. ("The Company") operates a central monitoring alarm station and installs alarm systems for residential and commercial customers in Florida .

     B.  Income Taxes

                  The Company, with the consent of its stockholders, has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the income or loss of the corporation is included in the income tax returns of the individual stockholders. Accordingly, no income tax provision or benefit has been reflected in the accompanying financial statements.

     C.  Property and Equipment

                  Property and equipment are carried at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets as follows:

                                      Life
         Equipment                                     5-7 years
         Leasehold Improvements                      31 1/2 years

     D.  Customer Accounts

                  Customer accounts purchased from alarm dealers are reflected at cost. Effective January 1, 1995, the Company extended the estimated life of purchased customer accounts and the applicable straight-line amortization period from 5 to 10 years. The change in the estimated useful lives was made to more accurately reflect current industry practice. The effect of the change was to decrease the net loss by approximately $168,000 for the year ended December 31, 1995. It is the Company's policy to periodically evaluate acquired customer account attrition and, when necessary, adjust the remaining useful lives.
     .

     E.  Revenues

         Revenues from monitoring alarm services are recognized when service is rendered. Amounts paid in advance are deferred and recognized as revenue in the period service occurs. Revenues from installation of alarm systems are recognized in the period installed.

     F.  Concentration of Credit Risk

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables from large number of residential and commercial customers.


2.   ACQUISITION OF CUSTOMER ACCOUNTS

         During the years ended December 31, 1995 and 1994, the Company purchased $1,650,334 and $540,211 respectively of customer accounts from various independent alarm dealers which are reflected as customer accounts in the balance sheet. At December 31, 1995 and 1994, the Company owed $102,484 and $80,510, respectively in connection with these acquisitions which is included in the balance sheet as "Acquisition Contracts Payable".

         On January 4, 1996 (subsequent to year end) the Company purchased certain assets consisting primarily of customer accounts and equipment from an alarm dealer for approximately $1.8 million. The purchase was financed with borrowings under the existing line of credit with a financial institution (see
Note 3). As of December 31, 1995, the Company had made a $100,000 deposit which is included in "Other Assets" in the balance sheet.

3.   NOTES  PAYABLE

     (a) Financial Institution

         In November 1994, the Company entered into a $7 million line of credit with a financial institution for the purpose of borrowing funds to acquire customer alarm accounts. Borrowings ($1,895,299 at December 31, 1995) under the agreement bear interest at 3% above prime. The loan is collateralized by the Company's assets and matures on November 30, 1999. The principal shareholders of the Company have personally guaranteed $700,000 of the loan and pledged their stock as collateral. The agreement contains certain conditions including, but not limited to, restrictions related to indebtedness, net worth and distribution payments to shareholders. At December 31, 1995, the Company did not comply with certain conditions of the agreement for which a waiver was obtained from the lender.

     In connection with the loan, the Company has agreed to pay the lender a "Capital Appreciation Payment" if a market event occurs (i.e. merger or consolidation, sale or disposition of the Company or 20% or more of the number of its outstanding common shares, etc.). The payment is based on a percentage (approximately 25%) of the fair value of the Company's common stock after deducting $1 million plus any capital contributions by the principal shareholders for the purchase of additional shares of common stock.

     (b)          Loans Payable to Principal Shareholders

         As of December 31, 1995 the principal shareholders have loaned the Company $194,644. The loans bear interest at 7% and have no fixed maturity date. The shareholders have indicated that these loans will not be due within a year and therefore are classified as long-term debt in the balance sheet.

4.   RELATED PARTY TRANSACTIONS

     Leased Facilities

     The Company rents on a month to month basis its monitoring facilities from an affiliate which is owned by the principal shareholders of the Company. The informal agreement required lease payments of approximately $32,000 and $50,000 during 1995 and 1994, respectively. Lease payments for the facilities in 1996 are estimated to be $35,000.

                          GUARDIAN INTERNATIONAL, INC.

                   FINANCIAL STATEMENTS AS OF AUGUST 31, 1996

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
  Guardian International, Inc.

We have audited the accompanying consolidated balance sheet of Guardian International, Inc. as of August 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian International, Inc. as of August 31, 1996 and the results of its operations and cash flows for the eight months then ended in conformity with generally accepted accounting principles.

                                       McKEAN, PAUL, CHRYCY, FLETCHER & CO.


November 7, 1996

                          GUARDIAN INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
     AUGUST 31, 1996

                                                      ASSETS

CURRENT ASSETS:
     Cash                                               $  3,180,745
     Accounts receivable, net of  $ 66,347
        allowance for doubtful accounts                      540,790
     Other current assets                                    136,545
          Total current assets                             3,858,080

PROPERTY & EQUIPMENT:
     Station equipment                                       514,019
     Furniture and office equipment                           37,404
     Leasehold improvements                                  105,829
                                                      --------------
                                                             657,252

    Accumulated depreciation and amortization               (268,387)

                                                             388,865

CUSTOMER ACCOUNTS, net                                     4,784,693

INTANGIBLE ASSETS, net                                     1,341,027

OTHER                                                         11,168

           Total Assets                                  $10,383,833


                      LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
    Accounts payable and accrued expense                       $    608,365
    Payable to shareholder                                        1,750,000
    Unearned revenue                                                163,905
    Current portion of debt                                          43,319
                                                              -------------
          Total current liabilities                               2,565,589

DEFERRED TAX LIABILITY                                               63,000

LONG TERM DEBT:
    Equipment installment notes payable                             120,554
    Note payable to financial institution                         4,530,144
          Total long term debt                                    4,650,698

SHAREHOLDERS' EQUITY:
  Common stock, 100,000,000 shares authorized, $.001 par
   value, 6,453,804 shares issued and 6,443,726 outstanding           6,454
     Additional paid-in capital                                   4,355,494

     Accumulated deficit                                         (1,055,842)
     Stock subscription receivables                                (201,358)
     Treasury stock, at  cost                                          (202)
                                                                 ------------

           Total Liabilities and Shareholders' Equity             3,104,546
                                                                $10,383,833


The accompanying notes to financial statements are an integral part of this statement.

                          GUARDIAN INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1996



REVENUES:
    Monitoring                                                $ 1,670,171
    Installation                                                  240,642
    Other                                                          54,460
                                                              -------------
                                                                1,965,273

OPERATING EXPENSES:
    Monitoring - primarily salaries                               238,098
    Installation                                                   87,859
    General and administrative                                    919,571
                                                              ------------
                                                                1,245,528

         Income before interest expense,
           amortization, depreciation and
           provision  for taxes                                   719,745


INTEREST EXPENSE, AMORTIZATION
  AND DEPRECIATION:
     Interest expense                                             351,767
     Amortization of customer contracts                           395,810
     Depreciation and amortization                                 87,596
                                                              -------------
                                                                  835,173
         Loss before provision for taxes                         (115,428)

PROVISION FOR TAXES                                               (63,000)

         Net loss                                             $  (178,428)
                                                                ==========

Pro Forma Data (Unaudited):
  Loss before provision for taxes                            $   (504,457)
  Pro forma income tax credit                                     108,515
                                                              -------------
  Pro forma net loss                                         $   (395,942)
                                                              ===========
  Pro forma loss per share                                   $ (     0.06)
                                                              -------------
  Pro forma weighted average shares outstanding                 6,453,804
                                                              ============





The accompanying notes to financial statements are an integral part of this statement.

                          GUARDIAN INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDER'S EQUITY
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1996

                            Common Stock    Common Stock      Additional Paid in
                              Shares         Amount               Capital

Balance, December 31,      3,226,902         $3,227                $1,060,903
1995

Issuance of stock in       3,226,902          3,227                 4,962,429
connection with
Everest acquisition

Distribution to                    -              -                (1,667,838)
shareholder

Net loss for period                -              -                         -

Balance, August 31,        6,453,804         $6,454                $4,355,494
                           =========         ======                ==========
1996



                          GUARDIAN INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDER'S EQUITY
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1996
                             (Continued from above)

                Accumulated   Stock subscription    Treasury          Total
                  Deficit         Receivable          Stock

Balance,            $(877,414)         $    -       $      -           $186,716
December 31,
1995

Issuance of stock            -      (201,358)          (202)          4,764,096
in connection with
Everest
acquisition

Distribution to              -              -              -        (1,667,838)
shareholder

Net loss for period (178,428)               -              -          (178,428)
                    ----------

Balance, August
31, 1996         $(1,055,842)     $(201,358)           $(202)       $3,104,546
                   ===========================================================

                          GUARDIAN INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1996

CASH FLOW FROM OPERATING ACTIVITIES:
 Net loss                                                 $       (178,428)

  Adjustments  to  reconcile  net  loss to
  net  cash  provided  by  operating
  activities:
         Depreciation and amortization                              87,596
         Amortization of customer accounts                         395,810
         Provision for doubtful accounts                            24,047


   Changes in assets and liabilities:
         Accounts receivable                                      (221,516)
         Other  assets                                                 (33)
         Accounts payable and accrued liabilities                  148,192
         Deferred taxes                                             63,000
         Unearned revenue                                          103,025
                                                               --------------

          Net cash provided by operating activities                421,689
                                                               --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                      (150,563)
    Acquisition of customer accounts                            (2,752,832)
    Advances from Everest                                        3,115,619
    Cash acquired in acquisition                                    37,711
                                                               ---------------

            Net cash provided by investing activities              249,935
                                                                --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments of long-term debt                                 (1,372,309)
     Proceeds from line of credit                                3,979,649
     Payment of shareholder loans                                 (112,482)
                                                                -------------

           Net cash provided by financing activities             2,494,858
                                                                 ------------

           Net change in cash                                    3,166,482

CASH, BEGINNING OF PERIOD                                           14,263

CASH, END OF PERIOD                                           $  3,180,745
                                                               ============

NONCASH INVESTING AND FINANCING ACTIVITY:
   Financed acquisition of property                           $     58,250
                                                              --------------
   Payable to shareholder                                     $  1,667,838
                                                                ------------
  Value of Everest net assets acquired :
     Subscriber accounts acquired                            $     352,000
     Goodwill                                                 $  1,223,000
     Other assets                                            $     332,743
     Purchase price and assumed liabilities                   $ (1,870,032)

SUPPLEMENTAL DISCLOSURES:
   Interest paid                                              $    299,484
                                                                ------------


              The accompanying notes to financial statements are an integral part of this statement.

                          GUARDIAN INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 31, 1996



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business Combination

         On August 28, 1996, Everest Security Systems Corporation ("Everest - the predecessor company") acquired all the outstanding common stock of Guardian International, Inc. ("Guardian"), a non public company, by issuing, 3,226,902 shares of Everest. In addition, the merger specified that $1,750,000 shall be paid to the principal shareholder of Guardian as consideration for consummating the transaction (including repayment of shareholder loans of $82,162). The transaction has been accounted for under the purchase method as a reverse acquisition with Guardian being deemed the acquirer. The name of the surviving entity was changed from Everest to Guardian (" the Company").

         In addition, the Company will issue 484,035 shares of non-voting class B common stock to a financial institution as consideration for their consent to the merger and to amending certain covenants of the loan agreement.

         The historical financial statements prior to August 31, 1996 are those of Guardian. The consolidated balance sheet at August 31, 1996, includes the accounts of the surviving entity and its wholly-owned subsidiary. All significant intercompany balances and transaction have been eliminated. Unaudited proforma information giving effect to the acquisition as if it occurred at the beginning of the periods reflected below is as follows:

                                                     Unaudited
                                     8 months Ended August 31,

                                       1996                          1995
                                       ------                        ----

Revenues, net                      $ 2,833,000                   $ 1,508,000
                                   ==========                    ==========
Net loss                           $  (395,942)                  $  (309,280)
                                   ===========                   ===========
Loss per share                     $     (0.06)                  $     (0,05)
                                   ============                 =============
Weighted average
   number of shares outstanding      6,453,804                     6,453,804
                                    ==========                     ==========

     Description of Business

         The Company operates a central monitoring alarm station and sells and installs alarm systems for residential and commercial customers in Florida
     .

         Cash and Cash Equivalents

         All highly liquid investments purchased with a remaining maturity of three months or less at the date acquired are considered cash equivalents.

         Customer Accounts and Intangible Assets

         Customer accounts purchased from alarm dealers and intangible assets are reflected at cost. Substantially all costs associated with purchasing an alarm account are capitalized and included in the "customer accounts" in the accompanying balance sheet. Costs related to marketing and installation of systems for internally generated customer accounts are expensed as incurred. Customer accounts are amortized on a straight-line basis over a 10 year period. It is the Company's policy to perform monthly evaluations of acquired customer account attrition and, if necessary, adjust the remaining useful lives. The Company periodically estimates future cash flows from customer accounts. Because expected cash flows have exceeded the unamortized cost of customer accounts the Company has not recorded an impairment loss.

         Intangible assets are recorded at cost and amortized over their estimated useful lives. The carrying value of intangible assets is periodically reviewed and impairments are recognized when expected operating cash flows derived from such intangibles is less than their carrying value.

         Property and Equipment

         Property and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives.

         Revenues

         Revenues are recognized when installation of security alarm systems has been performed and when monitoring services are provided. Customers are billed for monitoring services on a monthly, quarterly or annual basis in advance of the period in which such services are provided. Deferred revenues result from billings in advance of performance of monitoring.
     Costs of providing installations, including inventory, are charged to income in the period when the installation occurs. Losses on contracts for which future costs are anticipated to exceed revenues are recognized in the period such losses are identified. Contracts for monitoring services are generally for an initial non-cancelable term of five years with automatic renewal on an annual basis thereafter unless terminated by either party. A substantial number of contracts are on an automatic renewal basis.

         Income taxes

         Everest, the predecessor company, is a C Corporation subject to income taxes at the corporate level. Prior to the merger Guardian was an S Corporation and subject to tax at the shareholder level.

     As a result of the merger on August 28, 1996, Guardian's S Corporation status was terminated and any future earnings will be subject to income taxes at the corporate level.

         The Company has established deferred tax assets and liabilities for temporary differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

         Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables from large number of customers, including both residential and commercial. The Company extends credit to its customers in the normal course of business, performs periodic credit evaluations and maintains allowances for potential credit losses.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   PURCHASED CUSTOMER ACCOUNTS

     The following is an analysis of the changes in acquired customer accounts for the eight months ended August 31, 1996

         Balance, December 31, 1995                         $2,075,671
           Purchase of customer accounts                     2,752,832
           Customer accounts acquired in merger                352,000
                                                            ------------
                                                             5,180,503
           Amortization and write-off of customer
              accounts                                        (395,810)
                                                            ------------
         Balance, August 31, 1996                          $ 4,784,693
                                                              ==========

     In conjunction with certain purchases of customer accounts, the Company withholds a portion of the price as a credit to offset qualifying attrition of the acquired customer accounts and for purchase price settlements of assets acquired and liabilities assumed. At August 31, 1996, the Company withheld $68,940 in connection with the acquisition of customer accounts which is reflected as "accounts payable and accrued expenses" in the balance sheet.

1    INTANGIBLE ASSETS

     Intangible assets consist of the following at August 31, 1996:

                                             Amortization
                                                  Period          Amount

Excess of acquisition cost over
   the net assets acquired                     10 years       $ 1,223,000

Covenant not to compete, organization costs
    and other                                   Various           193,455
                                                                1,416,455

     Less accumulated amortization                               ( 75,428)
                                                                ------------
                                                              $ 1,341,027


   Deferred financing costs will be incurred as a result of issuing to a financial institution 484,035 shares of nonvoting Class B common stock as described in Note 1 - "Business Combination". These costs will be charged to operations as additional interest expense over the life of the related indebtedness.

4.    NOTES  PAYABLE TO FINANCIAL INSTITUTION

     The Company has a $7 million line of credit with a financial institution for the purpose of borrowing funds to acquire customer alarm accounts. Borrowings ($4,530,144 at August 31, 1996) under the agreement bear interest at 3% above prime. The loan is collateralized by the Company's assets and matures on November 30, 1999. The principal shareholders of the Company have personally guaranteed $700,000 of the loan and pledged their stock as collateral. The agreement contains certain conditions including, but not limited to, restrictions related to indebtedness, net worth and distribution payments to shareholders other than $1,750,000 which was paid to a shareholder subsequent to August 31, 1996.

5.   RELATED PARTY TRANSACTIONS

     Leased Facilities

     The Company leases its monitoring facilities from an affiliate which is owned by the principal shareholders of the Company at an annual rental of approximately $51,000 (plus annual increases not to exceed 3%) through December 31, 1999 with an option to renew for an additional 5 years under the same terms.

6.   INCOME TAXES

     The components of deferred tax assets and liabilities at August 31, 1996 are as follows:

           Deferred Tax Assets -
                Net operating loss carryforwards              $48,500
                Allowance for doubtful accounts                22,500
                      Total deferred tax assets                71,000
           Deferred Tax Liabilities -
                Difference in amortization of customer
                  contracts                                   120,200
                Other
                                                               13,800
                                                             --------
                      Total deferred tax liabilities          134,000
                       Net deferred tax liability             $63,000

The conversion of Guardian from an S Corporation to C Corporation resulted in recognition of the net deferred tax liability of $63,000 reflected above.

     At August 31, 1996, the Company has net operating loss carryfowards for federal income tax purposes of approximately $143,000 which expires in 2010. These net operating loss carryforwards will be subject to significant annual limitations on utilization in future years as a result of the merger and related change in ownership control of the company.

8.   PRO FORMA DATA (UNAUDITED)

   Pro Forma Income Tax Credit  -
         For informational purposes, the statement of operations includes a pro forma income tax credit that would have resulted if the Company had been a C Corporation and able to utilize its operating losses.

   Pro Forma Net Loss Per Share -
         Pro forma net loss per share is computed by dividing the pro forma net loss by the pro forma number of shares of common stock outstanding during the periods.

   Pro Forma Shares Outstanding -
         Pro forma shares outstanding represent the number of shares of common stock outstanding after giving retroactive effect to the 3,226,902 shares issued in connection with the merger. Accordingly, the calculation of the pro forma number of shares of common stock outstanding would be 6,453,804 and 6,453,804 for the eight months ended August 31, 1996 and 1995, respectively.

9.   STOCKHOLDERS' EQUITY

     (a)  Common Stock

     The Company has authorized the issuance of up to 100,000,000 shares of common stock with a par value of $.001 each. At August 31, 1996 there were 6,453,804 shares of common stock issued and 6,443,726 shares outstanding. Treasury stock is shown at cost, and as of August 31, 1996, consists of 10,078 shares.

     (b)  Stock Subscription Notes Receivable

      In December 1995, the Company issued 285,000 shares of common stock at $2 per share ($570,000 in the aggregate). The proceeds from the sale of the common stock were evidenced by an 8% stock subscription note receivable due in January 1996 and collateralized by the common stock. As of August 31, 1996 there remains an outstanding balance of $201,358 ($179,760 of principal and $21,598 of interest) under the notes receivables. The $201,358 has been reflected as "stock subscriptions receivable" and a reduction of stockholder's equity in the accompanying balance sheet. Management is in the process of attempting to collect the outstanding amounts or have the applicable common shares returned.

10.      STOCK OPTION PLAN

     The Company has issued stock options to various key employees to purchase 100,000 and 10,000 shares of common stock at $2 and $3 per share, respectively. The Company also issued options to purchase 74,720 shares at $2 per share to an investment banker. As of August 31, 1996, none of these options have been exercised and all options expire on December 31, 2000.

     In October,  1995, the Financial Accounting Standards Board issued SFAS No.
123. "Accounting for Stock Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans and for the issuance of equity instruments to acquire goods and services from nonemployees. The Company plans to adopt SFAS No. 123 for its stock-based employee compensation plans in fiscal 1997 through pro forma disclosure only.

                GUARDIAN INTERNATIONAL, INC.
         UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited proforma condensed consolidated financial statements give effect to the acquisition by Guardian International, Inc. ("Guardian") of Everest Security Systems Corporation ("Everest"), pursuant to the Acquisition Agreement between the parties, and are based on the estimates and assumptions set forth therein. This proforma information has been prepared utilizing the historical financial statements and notes thereto, which are included. The proforma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future.

The proforma financial information is based on the purchase method of accounting as a reverse acquisition with Guardian being deemed the acquirer. The proforma entries are described in the accompanying notes to the unaudited proforma condensed consolidated financial statements. The proforma unaudited condensed consolidated statements of operations assumes the acquisition took place on the first day of the period presented.

                          GUARDIAN INTERNATIONAL, INC.
         UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1996


Unaudited Proforma Condensed Consolidated Financial Statements

The  following   represents  the  unaudited  proforma   condensed   consolidated
statements of operations for the eight months ended August 31, 1996, assuming the transaction was consummated as of January 1, 1996.

                  Historical                Historical

               Guardian         Everest
               International,   Security Systems,
               Inc.For the      Inc.For the
               Eight Months     Eight Months         Proforma        Proforma
               Ended August     Ended August          Entries        Combined
               31, 1996         31, 1996

Revenue          $1,965,273      $870,717          (1) $(2,986)    $2,833,004

Operating
  Expenses        1,245,472     1,147,773          (1)  (2,986)     2,390,259
                  ---------      ---------            --------     ---------

Income Before
  Interest,
 Amortization
 and Other       719,801        (277,056)                             442,745

Interest
  Amortization
  and Other                                        (2)  (17,536)
                                                   (3)  (29,631)
                                                   (4)   55,394
                  835,173         70,956           (5)   14,491       928,847
                  -------         ------                              -------

Net Loss          $115,372      $348,012                             $486,102
                   ========      ========                            ========

Net Loss
  Per Share                                                             $0.09

Weighted Average
  Number of Shares
  Outstanding                                                       5,383,693


(1)  To eliminate activity which would have been intercompany activity.
(2) To switch Everest amortization of customer contracts to Guardian's amortization method.
(3)  To eliminate amortization of goodwill on Everest's books.
(4)  To recognize amortization of goodwill created in transaction.
(5) To recognize amortization of capitalized interest related to issuance of shares to financial institution.

                          GUARDIAN INTERNATIONAL, INC.
         UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1995


Unaudited Proforma Condensed Consolidated Financial Statements

The  following   represents  the  unaudited  proforma   condensed   consolidated
statements of operations for the eight months ended August 31, 1995, assuming the transaction was consummated as of January 1, 1995.

                  Historical       Historical

                  Guardian         Everest
                  International,   Security Systems,
                  Inc. For the     Inc. For the        Proforma        Proforma
                  Eight Months     Eight Months        Entries         Combined
                  Ended August     Ended August
                  31, 1995         31, 1995

Revenue          $694,016            $813,521                        $1,507,537

Operating
  Expenses        256,568             620,872                           877,440
                  -------             -------                           -------

Income Before
  Interest,
  Amortization
  and Other      437,448              192,649                           630,097

Interest
  Amortization
  and Other                                          (1) (29,631)
                                                     (2)  55,394
                                                     (3)  14,491
                 614,070              403,897                         1,058,221
                 -------              -------                         ---------

Net Loss        $176,622             $211,248                          $428,124
                ========             ========                          ========
Net Loss
  Per Share                                                               $0.11

Weighted Average
  Number of Shares
  Outstanding                                                         3,844,740
                                                                      =========

(1)  To eliminate amortization of goodwill on Everest's books.
(2)  To recognize amortization of goodwill created in transaction.
(3) To recognize amortization of capitalized interest related to issuance of shares to financial institution.










                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 1996 AND DECEMBER 31, 1995


ASSETS

                                                 September 30,      December 31,
                                                    1996             1995
                                                 (Unaudited)        (Audited)
CURRENT ASSETS:
     Cash                                        $  1,175,129      $     14,263
     Accounts receivable, less allowance
        for doubtful accounts of                      553,052           146,285
          $68,147 and $15,000
Other current assets                                  146,274             7,943
                                               --------------    --------------
          Total current assets                      1,874,455           168,491
                                                -------------      ------------

PROPERTY & EQUIPMENT:
     Station equipment                                521,401           287,055
     Furniture and office equipment                    44,636            31,859
     Leasehold improvements                           112,429           103,217
                                               --------------     -------------
                                                      678,466           422,131

    Accumulated depreciation and                     (278,977)         (212,184)
     amortization                               --------------     -------------

                                                      399,489           209,947
                                               --------------    --------------

CUSTOMER ACCOUNTS, net                              4,835,415         2,075,671
INTANGIBLE ASSETS, net                              1,330,338            41,165
OTHER                                                  18,043           138,492
                                                -------------       -----------

           Total Assets                           $ 8,457,740       $ 2,633,766
                                                   ===========


     LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
    Accounts payable and accrued expense          $    420,093      $    185,067
    Unearned revenue                                   123,705            60,880
    Current portion of debt                             45,241            44,947
                                                --------------    --------------
          Total current liabilities                    589,039           290,894
                                                 -------------     -------------

DEFERRED INCOME TAX LIABILITY                           63,000                 -

LONG TERM DEBT:
    Equipment installment notes payable                144,044            61,970
    Notes and loans payable to shareholders                  -           198,887
    Note payable to financial institution            4,598,669         1,895,299
                                                   -----------       -----------
          Total long term debt                       4,742,713         2,156,156
                                                   -----------

SHAREHOLDERS' EQUITY:
     Common stock, 100,000,000 shares
     authorized, $.001 par
       value, 6,453,804 shares issued                   6,454              3,227
       and 6,443,726 outstanding
    Additional paid-in capital                      4,355,494          1,060,903

     Accumulated deficit                           (1,097,400)         (877,414)

     Stock subscriptions receivable                  (201,358)                -
     Treasury stock, at  cost                            (202)                -
                                                    ------------     -----------

                                                    3,062,988            186,716
                                                    ------------     -----------
       Total Liabilities and Shareholders' Equity $ 8,457,740        $ 2,633,766
                                                    ===========       ==========

See notes to consolidated financial statements.

                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                FOR THE PERIODS ENDED SEPTEMBER 30, 1996 AND 1995



                             Three Months Ended              Nine Months Ended

                                 September 30,                September 30,

                             1996          1995           1996           1995
                             ----          ----           ----           ----

REVENUES:
 Monitoring               $ 679,304      $269,980     $1,894,290     $  659,307
 Installation               203,391         7,858        382,246        121,589
 Other                       42,208           687         68,083          6,809
                          ----------                  -----------    ----------
                            924,903       278,525      2,344,619        787,705
                           ---------     --------     ----------     ----------

OPERATING EXPENSES:
 Monitoring
 - primarily salaries        92,441        50,214        270,552        154,058
 Installation               125,362        14,604        182,185        127,667
 General and
     administrative         449,963       158,808      1,093,319        459,921
                          ---------                                  ----------
                            667,766       223,626      1,546,056        741,646
                           --------      --------      ---------     ----------

 Operating income
 before interest,
  amortization and
  depreciation and          257,137        54,899        798,563         46,059
  provision for income
  taxes

INTEREST EXPENSE,
  AMORTIZATION
  AND DEPRECIATION:
 Interest expense           151,631        36,811        400,051         83,147
 Amortization of
  customer
  contracts                 184,889        36,555        438,998         84,978
 Depreciation and
  amortization               35,477        23,693        116,500         71,079
                          ---------                                  -----------
                            371,997        97,059        955,549        239,204
                           --------      ---------       --------    -----------


 Loss before provision
  for income taxes         (114,860)      (42,160)      (156,986)      (193,145)


PROVISION FOR INCOME TAXES
 upon change in tax status  (63.000)           -         (63,000)             -
                          -----------                   ----------


 Net loss                 $(177,860)     $(42,160)     $(219,986)    $ (193,145)
                          =========      ========       =========     ==========



 Loss per share        $      (.03)      $   (.01)   $     (.03)   $       (.03)
                        ===========       ========    ===========    ===========

 Weighted average
  number of common
  shares outstanding     6,453,804      6,453,804     6,453,804       6,453,804
                         =========      =========     =========       =========


See notes to consolidated financial statements.

                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                        Common Stock                 Additional     Accumulated
                        Shares         Amount      Paid in Capital   Deficit

Balance,
December 31, 1995       3,226,902      3,227       1,060,903         $(877,414)

Issuance of stock
in connection with
Everest acquisition     3,226,902      3,227       4,962,429                  -

Distribution to
Shareholder             -              -           (1,667,838)                -

Net loss for period     -              -              -               (219,986)


Balance, September      _________      _________   ___________      ____________
30, 1996                6,453,804      $6,454      $4,355,494      $(1,097,400)
                        ---------      ------      ----------       ------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996,
                                    CONTINUED


                     Stock            Treasury
                     Subscription     Stock             Total
                     Receivable
Balance,
December 31, 1995    $ -              $-                $186,716

Issuance of stock
in connection with
Everest acquisition  (201,358)        (202)            4,663,491

Distribution to
Shareholder          -                -               (1,667,838)

Net loss for period  -                -                 (219,986)

Balance, September   _________        _________        ___________
30, 1996             (201,358)       $(202)          $ 3,062,988

See Notes to consolidated financial statements.

                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

CASH FLOW FROM OPERATING ACTIVITIES:               1996                  1995
Net loss                                         $(219,986)           $(193,145)
Adjustments to reconcile net loss to net cash
 used in operating activities:
         Depreciation and amortization             116,500               71,079
         Amortization of customer accounts         438,998               84,978
         Provision for doubtful accounts            24,047                9,140
Changes in assets and liabilities:
         Accounts receivable                      (233,778)             (28,341)
         Other Assets                              (16,637)              17,034
         Accounts payable and accrued
          liabilities                               (6,319)             (36,630)
         Acquisition contracts payable             (33,765)             (53,058)
         Unearned revenue                           62,825              107,414
         Deferred income tax liability              63,000                  ---
                                                   -------                  ---
           Net cash provided by (used in)
             operating activities                  194,885              (21,529)
                                                  --------              --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                          (179,402)             (25,226)
Acquisition of customer accounts                (2,846,742)            (896,109)
Advances from Everest                           3, 115,619                ----
Cash acquired in acquisition                        37,711                ----
                                               ------------               ----
         Net cash provided by (used in)
          investing activities                     127,186             (921,335)
                                                 ----------            ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments of long-term debt                  (1,274,129)            (936,124)
Net proceeds from line of credit                 3,979,649            1,958,652
Payment of shareholder loans                      (198,887)               ----
Distribution to shareholder                     (1,667,838)               ----
                                                -----------               ----
         Net cash provided by
          financing activities                     838,795            1,022,528
                                             ----------------          ---------
         Increase in cash                        1,160,866               79,664

CASH, BEGINNING OF PERIOD                           14,263               14,011
                                                ------------         -----------
CASH, END OF PERIOD                             $1,175,129               93,675

NONCASH INVESTING AND FINANCING ACTIVITY:
Financed acquisition of property                $   58,250               14,362
                                                ------------         -----------
Fair value of Everest net assets acquired:
         Subscriber accounts acquired          $   352,000                ----
         Goodwill                               $1,223,000                ----
         Other assets acquired                 $   332,743
         Purchase price of assumed
          liabilities                          $(1,870,032)               ----

SUPPLEMENTAL DISCLOSURES:
Interest paid                                 $    345,957              356,776
                                               ------------           ----------

See Notes to consolidated financial statements.

                   GUARDIAN INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996





1.    BUSINESS COMBINATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis  of Presentation

                  In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals or adjustments only) necessary to present fairly the financial position at September 30, 1996, and the results of operations and the cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be obtained for the entire year.

         Business Combination

         On August 28, 1996, Everest Security Systems Corporation ("Everest", or "the predecessor company") acquired all of the outstanding common stock of Guardian International, Inc. ("Guardian"), a non-public company, by issuing 3,226,902 shares of Everest. In addition, $1,750,000 was paid to the principal shareholder of Guardian as consideration for consummating the transaction (including repayments of shareholder loans of $82,162). Guardian was merged into Everest, and the name of the surviving entity was changed from Everest to Guardian (" the Company"). The transaction has been accounted for under the purchase method as a reverse acquisition with Guardian being deemed the acquirer.

         In connection with the acquisition, the Company will issue 484,035 shares of non-voting class B common stock to a financial institution as consideration for their consent to the merger and to amend certain covenants of the loan agreement. These shares will be valued at $217,358.

         The historical financial statements are those of Guardian. The results of operations reflect the operations of Guardian prior to the merger, and thereafter Guardian's consolidated results of operations with Specialty Device Installers, Inc. ("SDI"), a wholly-owned subsidiary acquired from the predecessor company. The balance sheet at December 31, 1995 is Guardian's; the consolidated balance sheet at September 30, 1996 includes the accounts of the surviving entity and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

         Unaudited proforma information giving effect to the acquisition as if it had occurred at the beginning of the periods reflected below is as follows:


                                   Three months ended         Nine months ended
                                       September 30,             September 30,

                               1996          1995        1996           1995
                               ----          ----        ------         ----

Revenues, net              $1,143,000    $  584,000     $3,212,000   $1,703,000
Net loss before income
   tax provision           $ (206,000)   $ (143,000)    $ (518,000)  $ (497,000)
Income tax credit, net     $    7,000    $   27,000      $ 113,000   $  149,000
Net loss                   $ (199,000)   $ (116,000)    $ (405,000)  $ (348,000)
Net loss per share         $     (.03)   $     (.02)    $     (.06)  $     (.05)
Weighted average number
   of shares outstanding    6,453,804     6,453,804      6,453,804    6,453,804

         Description of Business

         The Company operates a central monitoring alarm station and sells and installs alarm systems for residential and commercial customers in Florida
     .

         Cash and Cash Equivalents

         All highly liquid investments purchased with a remaining maturity of three months or less at the date acquired are considered cash equivalents.

         Customer Accounts and Intangible Assets

         Customer accounts purchased from alarm dealers and intangible assets are reflected at cost. Substantially all costs associated with purchasing an alarm account are capitalized and included in the "customer accounts" in the accompanying balance sheet. Costs related to marketing and installation of systems for internally generated customer accounts are expensed as incurred. Customer accounts are amortized on a straight-line basis over a 10 year period. It is the Company's policy to perform monthly evaluations of acquired customer account attrition and, if necessary, adjust the remaining useful lives. The Company periodically estimates future cash flows from customer accounts. Because expected cash flows have exceeded the unamortized cost of customer accounts the Company has not recorded an impairment loss.

         Intangible assets are recorded at cost and amortized over their estimated useful lives. The carrying value of intangible assets is periodically reviewed and impairments are recognized when expected operating cash flows derived from such intangibles is less than their carrying value.

         Property and Equipment

         Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives.

         Revenues

         Revenues are recognized when installation of security alarm systems has been performed and when monitoring services are provided. Customers are billed for monitoring services on a monthly, quarterly or annual basis in advance of the period in which such services are provided. Deferred revenues result from billings in advance of performance of monitoring.
     Costs of providing installations, including inventory, are charged to income in the period when the installation occurs. Losses on contracts for which future costs are anticipated to exceed revenues are recognized in the period such losses are identified. Contracts for monitoring services are generally for an initial non-cancelable term of five years with automatic renewal on an annual basis thereafter unless terminated by either party. A substantial number of contracts are on an automatic renewal basis.

         Income taxes

         Everest, the predecessor company, is a C Corporation subject to income taxes at the corporate level. Prior to the merger, Guardian was an S Corporation and subject to tax at the shareholder level. As a result of the merger on August 28, 1996, Guardian's S Corporation status was terminated and any future earnings will be subject to income taxes at the corporate level.

         As result of the change in tax status, the Company has established deferred tax assets and liabilities for temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

         Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables from large number of customers, including both residential and commercial. The Company extends credit to its customers in the normal course of business, performs periodic credit evaluations and maintains allowances for potential credit losses.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   PURCHASED CUSTOMER ACCOUNTS

     The following is an analysis of the changes in acquired customer accounts for the nine months ended September 30, 1996:

         Balance, December 31, 1995                           $2,075,671
           Purchase of customer accounts                       2,846,742
           Customer accounts acquired in merger                  352,000
                                                               5,274,413
           Amortization and write-off of customer
              accounts                                          (438,998)
         Balance, September 30, 1996                          $4,835,415

     In conjunction with certain purchases of customer accounts, the Company withholds a portion of the price as a credit to offset qualifying attrition of the acquired customer accounts and for purchase price settlements of assets acquired and liabilities assumed. At September 30, 1996, the amounts withheld in connection with the acquisition of customer accounts aggregated $68,719, and are included in accounts payable in the accompanying consolidated balance sheet.


3.   INTANGIBLE ASSETS

     Intangible assets consist of the following at September 30, 1996:


                                              Estimated
                                                 Lives             Amount
Excess of acquisition cost over
   the net assets acquired                      10 years       $ 1,223,000

Covenant not to compete, organization costs
    and other                                   Various            193,455
                                                                 1,416,455
                                                               ------------
     Less accumulated amortization                                ( 86,117)
                                                                $1,330,338
                                                                ===========


4.    NOTES  PAYABLE TO FINANCIAL INSTITUTION

     The Company has a $7 million line of credit with a financial institution for the purpose of borrowing funds to acquire customer alarm accounts. Borrowings under the agreement ($4,598,669 at September 30, 1996) bear interest at 3% above prime. The loan is collateralized by the Company's assets and matures on November 30, 1999. The principal shareholders of the Company have personally guaranteed $700,000 of the loan and pledged their stock as collateral. The agreement contains certain conditions including, but not limited to, restrictions related to indebtedness, net worth and distribution payments to shareholders other than $1,750,000 which was paid to a shareholder in connection with the acquisition as described in Note 1.

5.   RELATED PARTY TRANSACTIONS

     Leased Facilities

     The Company leases its monitoring facilities from an affiliate which is owned by the principal shareholders of the Company at an annual rental of approximately $51,000 (plus annual increases not to exceed 3%) through December 31, 1999 with an option to renew for an additional 5 years under the same terms.

6.   INCOME TAXES

     The conversion of Guardian from an S Corporation to C Corporation resulted in recognition of a net deferred tax liability. The components of deferred tax assets and liabilities at September 30, 1996 are as follows:

           Deferred Tax Assets -
                Net operating loss carry forwards                       $48,500
                Allowance for doubtful accounts                          22,500
                      Total deferred tax assets                          71,000
           Deferred Tax Liabilities -
                Difference in amortization of customer
                  contracts                                             120,200
                Other                                                    13,800
                      Total deferred tax liabilities                    134,000
                       Net deferred tax liability                       $63,000

     At September 30, 1996, the Company has net operating loss carry forwards for federal income tax purposes of approximately $143,000 which expire in 2010. These net operating loss carry forwards will be subject to significant annual limitations on utilization in future years as a result of the merger and related change in ownership control of the company.

7.   PRO FORMA DATA

   Pro Forma Income Tax Provision (Credit)  -
         Pro forma net losses do not include a pro forma income tax provision or benefit for periods prior to the acquisition, as the Company has had net losses since its inception. The income tax provision in the pro forma data represents the estimated deferred income tax liability had the Company terminated its S Corporation status at the end of the period presented.

   Pro Forma Net Loss Per Share -
         Pro forma net loss per share is computed by dividing the pro forma net loss by the pro forma number of shares of common stock outstanding during the periods.

   Pro Forma Shares Outstanding -
         Pro forma shares outstanding represent the number of shares of common stock outstanding after giving retroactive effect to the 3,226,902 shares issued in connection with the merger. Accordingly the calculation of the pro forma weighted average number of shares of common stock outstanding would be 6,453,804 shares for the nine months ended September 30, 1996 and 1995, respectively.

8.   STOCKHOLDERS' EQUITY

     (a) Common Stock

     The Company has authorized the issuance of up to 100,000,000 shares of common stock with a par value of $.001. At September 30, 1996, there were 6,453,804 shares of common stock issued and outstanding. Treasury stock is shown at cost, and as of September 30, 1996, consisted of 10,078 shares.

     (b)  Stock Subscription Notes Receivable

      In December 1995, the Company issued 285,000 shares of common stock at $2 per share ($570,000 in the aggregate). The proceeds from the sale of the common stock were evidenced by an 8% stock subscription note receivable due in January 1996 and collateralized by the common stock. As of September 30, 1996, there remains an outstanding balance of $201,358 ($179,760 of principal and $21,598 of interest) under the notes receivable. The $201,358 has been reflected as "stock subscriptions receivable" and a reduction of stockholder's equity in the accompanying consolidated balance sheet. Management is in the process of attempting to collect the outstanding amounts or have the applicable common shares returned.

9.   STOCK OPTION PLAN

     The Company has issued stock options to various key employees to purchase 100,000 and 10,000 shares of common stock at $2 and $3 per share, respectively. The Company also issued options to purchase 74,720 shares at $2 per share to an investment banker. All options expire on December 31, 2000. As of September 30, 1996, none of these options had been exercised.

     In October,  1995, the Financial Accounting Standards Board issued SFAS No.
123. "Accounting for Stock Based Compensation", which establishes financial accounting and reporting standards for stock-based employee compensation plans and for the issuance of equity instruments to acquire goods and services from nonemployees. The Company plans to adopt SFAS No. 123 for its stock-based employee compensation plans in fiscal 1997 through pro forma disclosure only.

                            EVEREST SECURITY SYSTEMS
                           CORPORATION AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                               For The Year Ended
                                December 31, 1995

                          INDEPENDENT AUDITORS' REPORT




To The Stockholders and Board of Directors of
Everest Security Systems Corporation and Subsidiary


We have audited the accompanying consolidated balance sheet of Everest Security Systems Corporation and Subsidiary as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Everest Security Systems Corporation and Subsidiary as of December 31, 1995, and the results of their operations, changes in stockholders' equity, and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


Certified Public Accountants

Phoenix, Arizona
February 23, 1996

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1995

                                     ASSETS


Current Assets:
   Cash and cash equivalents (Note 1)                               $    8,114
   Accounts receivable - trade, net of allowance for
     doubtful accounts (Notes 1, 6 and 8)                              151,425
   Available for sale securities (Notes 1, 3 and 5)                     65,600
   Prepaid expenses                                                      7,033
   Inventory (Notes 1 and 6)                                            50,742
                                                                    ----------

        Total Current Assets                                           282,914
                                                                    ----------


Property and Equipment, net (Notes 1, 4, 6 and 7)                       15,076
                                                                    ----------


Other Assets:
   Loan receivable - related entity (Note 5)                            20,500
   Deferred contract costs, net (Note 1)                                47,043
   Refundable deposits                                                   2,410
   Goodwill, net (Notes 1 and 2)                                       211,124
                                                                    ----------

                                                                       281,077
                                                                    ----------

            Total Assets                                            $  579,067
                                                                    ==========





                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEET (Continued)
                                December 31, 1995

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Notes payable
     - current (Note 6)                                           $   61,666
     - related parties (Note 5)                                       33,387
   Obligation under capital lease - current portion
     (Notes 1 and 7)                                                   1,978
   Accounts payable                                                   99,362
   Accrued liabilities                                                36,111
   Accrued interest payable (Note 5)                                   7,311
                                                                  ----------

        Total Current Liabilities                                    239,815
                                                                  ----------


Long-Term Liabilities:
   Obligation under capital lease - long-term portion
     (Notes 1 and 7)                                                   7,410
                                                                  ----------


Commitments and Contingencies (Notes 5 and 8)                           -

Stockholders' Equity: (Notes 9 and 10)
   Common stock                                                        2,030
   Additional paid-in capital                                      1,976,130
   Accumulated deficit                                            (1,053,577)
                                                                  ----------
                                                                     924,583

   Stock subscriptions receivable                                   (570,000)
   Cumulative translation adjustment (Note 1)                         11,861
   Treasury stock                                                       (202)
   Unrealized loss on available for sale
     securities (Notes 1 and 3)                                      (34,400)
                                                                  ----------

        Total Stockholders' Equity                                   331,842
                                                                  ----------

        Total Liabilities and Stockholders' Equity                $  579,067
                                                                  ==========






                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      For The Year Ended December 31, 1995

Revenues                                                       $  273,028

Cost of Revenues                                                  265,365
                                                               ----------

Gross Profit                                                        7,663

General and Administrative Expenses                               211,163
                                                               ----------

Loss from Operations                                             (203,500)
                                                               ----------

Interest Expense                                                    1,994
                                                               ----------

Net Loss                                                       $ (205,494)
                                                               ==========

Net Loss per Share (Note 1)                                    $     (.21)
                                                               ==========

Weighted Average Shares Outstanding                               981,529
                                                               ==========




                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      For The Year Ended December 31, 1995







                                                                                                             Unrealized
                                                                                                              Loss on
                                                   Additional                 Stock      Cumulative          Available    Total
                                Common Stock        Paid-in   Accumulated Subscriptions Translation Treasury for Sale  Stockholders'
                             Shares      Amount     Capital     Deficit    Receivable   Adjustment   Stock   Securities   Equity
                             ------      ------     -------     -------    ----------   ----------   -----   ---------    ------
Balance, beginning of year   326,152   $    326  $  847,959  $  (848,083)  $     -      $     -      $ (202)       -      $     -

Issued for available for
  sale securities          1,000,000      1,000      99,000         -            -            -          -         -       100,000

Issued for consulting
  services                   218,750        219      59,656         -            -            -          -         -        59,875

Issued for shares of
  Specialty Device
  Installers, Inc.           100,000        100     199,900         -            -            -          -         -       200,000

Issued for cash              100,000        100     199,900         -            -            -          -         -       200,000

Issued and unpaid            285,000        285     569,715         -        (570,000)        -          -         -          -

Aggregate adjustment
  from foreign
  currency translation          -          -           -            -            -          11,861       -         -        11,861

Net unrealized losses
  on available for
  sale securities               -          -           -            -            -            -          -      (34,400)   (34,400)

Net loss                        -          -           -        (205,494)        -            -          -         -      (205,494)
                           --------- ----------  ----------  -----------   ----------    ---------- ---------- ---------- ----------

Balance, end of year       2,029,902 $    2,030  $1,976,130  $(1,053,577)  $ (570,000)   $   11,861 $   (202)  $ (34,400)$  331,842
                           ========= ==========  ==========  ===========   ==========    ========== ========== ========== ==========




                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      For The Year Ended December 31, 1995

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:
   Cash received from customers                                    $  246,278
   Cash paid to suppliers and employees                              (360,459)
   Interest paid                                                       (1,994)
                                                                   ----------

        Net cash used by operating activities                        (116,175)
                                                                   ----------

Cash flows from investing activities:
   Loan receivable - related entity                                   (20,500)
   Purchase of property and equipment                                  (1,268)
   Purchase of monitoring contracts                                   (46,498)
                                                                   ----------

        Net cash used by investing activities                         (68,266)
                                                                   ----------

Cash flows from financing activities:
   Proceeds from notes payable                                         46,029
   Repayment of notes payable                                         (41,340)
   Proceeds from notes payable - related parties                       78,159
   Repayment of notes payable - related parties                      (106,018)
   Repayment of obligation under capital lease                           (173)
   Proceeds from sale of common stock                                 200,000
                                                                   ----------

        Net cash provided by financing activities                     176,657
                                                                   ----------

Effect of exchange rate changes                                        11,861
                                                                   ----------

Net increase in cash and cash equivalents                               4,077

Cash and cash equivalents at beginning of year                          4,037
                                                                   ----------

Cash and cash equivalents at end of year                           $    8,114
                                                                   ==========



                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      For The Year Ended December 31, 1995

Reconciliation of Net Loss to Net Cash Used by Operating Activities:

Net loss                                                          $ (205,494)
                                                                  ----------

Adjustments to reconcile net loss to net cash used by operating activities:

    Depreciation and amortization                                     13,581
    Issuance of stock for services                                    59,875

Changes in Assets and Liabilities:

    Accounts receivable - trade                                      (26,749)
    Prepaid expenses                                                  (2,210)
    Inventory                                                           (577)
    Refundable deposits                                                  211
    Accounts payable                                                  55,498
    Accrued liabilities                                              (10,310)
                                                                  ----------

                                                                      89,319
                                                                  ----------

Net cash used by operating activities                             $ (116,175)
                                                                  ==========




                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Summary of Significant Accounting Policies:

        Nature of Corporation:

        Everest Security Systems Corporation is a Corporation organized under the laws of the State of Nevada. The Company was organized in 1986 as Burningham Enterprises, Inc. In February, 1988, the Company changed its name to Everest Funding Corporation and acquired Everest Mortgage Corporation, Inc. The acquisition was accounted for under the purchase method of accounting as a reverse acquisition, whereby Everest Mortgage Corporation, Inc. was deemed to have acquired Everest Funding Corporation.

        During 1992, Everest Mortgage Corporation, Inc. ceased operations. Everest Funding Corporation was inactive until April, 1995, when the Company was reinstated in the State of Nevada. On September 30, 1995, the Company acquired all of the issued and outstanding stock of Specialty Device Installers, Inc. (Note 2). In October, 1995, the Company conducted a private offering of their common stock. In October, 1995, the Company's Board of Directors resolved to change the name of the Corporation to Everest Security Systems Corporation.

        The principal purpose of the Corporation is to act as the holding company of Specialty Device Installers, Inc., a Florida Corporation, which is primarily engaged in the sale, installation and monitoring of security device systems to private and commercial customers in southern Florida.

        Pervasiveness of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Principles of Consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Specialty Device Installers, Inc. (SDI, Inc.) from the date of its acquisition, October 1, 1995. Intercompany transactions and balances have been eliminated in consolidation.

        Revenue Recognition:

        System Sales:

        Revenues from security system installation services and security system sales are recognized when the services are rendered or product installations made. Upon installation of the security system, the title on the equipment is passed to the customer.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     1. Summary of Significant Accounting Policies: (Continued)

        Revenue Recognition: (Continued)

        Monitoring Services:

        Revenues  from  contract   monitoring   services,   which  are  normally
        prebilled, are deferred and taken into income on a prorata basis as earned over the life of the contract. Costs of monitoring contracts purchased from third-parties are capitalized and amortized over the life of the contract, and are reviewed periodically for impairment.

        Cash and Cash Equivalents:

        Cash  and  cash  equivalents   include  all  highly  liquid  investments
        purchased with an initial maturity of three (3) months or less.

        Available for Sale Securities:

        Available for sale securities are equity securities that the Company purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity.

        Accounts Receivable - Trade:

        Accounts receivable - trade primarily represent amounts billed but uncollected on completed installations and monitoring contracts. The receivables are principally unsecured.

        The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance is provided for based upon a review of the individual accounts outstanding and the prior history of uncollectible accounts receivable. At December 31, 1995, an allowance has been provided for potentially uncollectible accounts receivable in the amount of $10,000.

        Inventory:

        Inventory quantities and valuations are determined on an annual basis by a physical count and pricing of same. Inventory is stated at the lower of cost, first-in, first-out method, or market.

        Property and Equipment:

        Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from five (5) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Depreciation expense was $628 for the year ended December 31, 1995.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.      Summary of Significant Accounting Policies: (Continued)

        Property and Equipment: (Continued)

        The Company is the lessee of office equipment under a capital lease agreement expiring November, 1999. The asset is being depreciated over its estimated productive life. Amortization of the equipment is included in depreciation expense, as noted above.

        Goodwill:

        Goodwill represents the excess of the cost of acquiring Specialty Device Installers, Inc. over the fair value of their net assets at the date of acquisition, and is being amortized on the straight-line method over five (5) years. Amortization expense charged to operations for the period from the date of acquisition, September 30, 1995 through December 31, 1995 was $11,110. The carrying value of goodwill will be periodically reviewed by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from goodwill are less than their carrying value.

        Deferred Contract Costs:

        Deferred contract costs represent the cost of purchasing long-term monitoring contracts and are being amortized on the straight-line method over the life of the contracts. Amortization expense charged to operations for the period from the date of acquisition, September 30, 1995 through December 31, 1995 was $1,843. The carrying value of deferred contract costs will be periodically reviewed by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from the monitoring contracts are less than the deferred contract cost.

        Translation of Foreign Currencies:

        Account balances and transactions  denominated in foreign currencies and
        the  accounts  of  the  Corporation's   foreign   operations  have  been
        translated into United States funds, as follows:

                Assets and liabilities at the rates of exchange prevailing at the balance sheet date;

                Revenue and expenses at average exchange rates for the period in which the transaction occurred;

                Exchange gains and losses arising from foreign currency transactions are included in the determination of net earnings for the period;

                Exchange gains and losses arising from the translation of the Corporation's foreign operations are deferred and included as a separate component of stockholders' equity.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.      Summary of Significant Accounting Policies: (Continued)

        Income Taxes:

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and the utilization of the net operating loss carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

        Loss Per Share:

        The loss per share amount is based on the weighted average number of shares outstanding of 991,607 at December 31, 1995. A fully diluted loss per share amount is not presented for 1995 as it is anti-dilutive.

2.      Business Combinations:

        On October 1, 1995, the Company purchased all of the outstanding shares of Specialty Device Installers, Inc. for common share consideration. The acquisition was accounted for by the purchase method. The results of operations are included in the accounts from the effective date of the acquisition. Details of the purchase are as follows:

             Fair market value of assets acquired:

                Working capital            $   86,104
                Fixed assets                    4,875
                Other assets                    5,009
                Debt                         (118,222)
                Goodwill                      222,234
                                           ----------

             Consideration given           $  200,000
                                           ==========

             Common shares issued             200,000
                                           ==========

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.      Investments:

        Available for Sale Securities:

        As of December 31, 1995, the Company had securities classified as available for sale as follows:

                                 Aggregate                    Unrealized
                                 Fair Value       Cost       Holding Loss

        Equity Securities:
          J.A. Industries,
            Inc., 100,000
            shares              $   65,600    $  100,000    $   34,400
                                 ==========    ==========    ==========

        Stockholders' equity for the year ended December 31, 1995 includes an unrecognized holding loss on available for sale securities of $34,400. Realized gains and losses are determined on the specific identification basis. During the year ended December 31, 1995, there were no sales proceeds or gross realized gains on securities classified as available for sale.

        Subsequent to the date of these financial statements, J.A. Industries, Inc.'s common stock was trading at approximately $.42 per share. Management believes this is a temporary devaluation of J.A. Industries, Inc.'s market price. Although J.A. Industries, Inc. has no assets as of March 31, 1996, the Company is in the process of performing a reverse merger with another company. The investment in J.A. Industries, Inc.'s common stock is recorded at the fair market value of the stock, based on the trading price at December 31, 1995.

4.      Property and Equipment:

        As of December 31, 1995, property and equipment consist of the following:

                          Furniture                  $    3,000
                          Equipment                      14,244
                                                     ----------
                                                         17,244
                          Less: accumulated
                                  depreciation           (2,168)
                                                     ----------

                                                     $   15,076
                                                     ==========
5.      Related Party Transactions:

        Loan Receivable - Related Entity:

        As of December 31, 1995, the loan receivable from a related entity consists of a loan receivable from J.A. Industries, Inc., in the amount of $20,500, due on demand with no stated interest.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.      Related Party Transactions: (Continued)

        Notes Payable - Related Parties:

        As of December 31, 1995, notes payable - related parties consist of the following:

        Note payable to J.A. Industries, Inc., due
        on demand with no stated interest.                 $   15,000

        Note payable to Knight Financial, due on
        demand with no stated interest.                         5,000

        Note payable to Frank Bauer, due on
        demand with no stated interest.                        13,387
                                                           ----------

                                                           $   33,387
                                                           ==========

        The Company has accrued interest payable of $7,311 at December 31, 1995 related to the above note payable to Frank Bauer, President of Specialty Device Installers, Inc. The interest was accrued through the date of acquisition, September 30, 1995, at which time further interest accrual was suspended in accordance with the terms agreed to between the parties.

        Other Transactions:

        The Company has a management agreement with Knight Financial Limited, a company owned by an officer and stockholder of the Company. The agreement is effective through May 30, 1996, and provides for compensation of $24,000 per year plus stock options for 100,000 shares under an Incentive Stock Option Plan, exercisable at a price of $2 per share. None of the options have been exercised to date. Included in accounts payable as of December 31, 1995, is $1,474 of compensation accrued under the above agreement.

        The Company has an employment agreement with the president of the Company's wholly-owned subsidiary. The agreement was effective through December 31, 1995, and has been extended for one (1) additional year. The agreement is for a base salary of $52,000 plus a ten percent (10%) incentive based on the year end adjusted net profits of the subsidiary. The net profits of the Company will be adjusted to exclude any incentive salary paid pursuant to this agreement, any contributions to the pension or profit sharing plans, any extraordinary gains or losses (including but not limited to gains or losses on disposition of assets) and any provisions or refunds for state or federal income taxes.

        The Company is holding 100,000 common shares of J.A. Industries, Inc. as available for sale securities. An officer and stockholder of the Company is also an officer and stockholder of J.A. Industries, Inc.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.      Notes Payable:



        As of December 31, 1995, notes payable consist of the following:

        $50,000  revolving  line of credit with Barnett Bank,  interest at prime plus 4%, due on demand; collateralized by substantially all of the
        Company's assets.                                                                $   47,139

        10% note payable to High Tech, monthly
        installments of $879, including principal and
        interest, due May, 1995; unsecured.                                                   9,204

        Loan payable to J.A. (Canada), Inc., non-interest
        bearing, due on demand; unsecured. J.A. (Canada), Inc.
        is a former subsidiary of J.A. Industries, Inc., a
        related entity.                                                                       5,323
                                                                                            ----------

                                                                                         $   61,666
                                                                                            ==========

7.      Obligation Under Capital Lease:

        The Company is the lessee of office equipment with a cost of $9,561 under a capital lease agreement which expires in November, 1999. At December 31, 1995, future minimum lease payments due under the capital lease agreement are as follows:

                      Year Ended
                     December 31,                              Amount

                         1996                               $    3,063
                         1997                                    3,063
                         1998                                    3,063
                         1999                                    2,807
                                                            ----------
             Total minimum lease payments                       11,996

             Less: amount representing interest                 (2,608)
                                                            ----------
             Present value of net minimum lease
               payments                                          9,388

             Less: current maturities of capital
                     lease obligations                          (1,978)
                                                            ----------
             Non-current maturities of capital
               lease obligations                            $    7,410
                                                            ==========

        The interest rate under the capital lease agreement is based on the lessor's implicit rate of return at the inception of the lease.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

 8.     Commitments and Contingencies:

        Concentration of Credit Risk:

        Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of accounts receivable. The Company's accounts receivable primarily result from its electronic security installation and monitoring, and reflects a customer base throughout south Florida. The Company's contracts receivable consist primarily of three (3) to five (5) year monitoring contracts in south Florida. The contracts are non-cancellable and secured by the monitoring equipment. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss.

        Operating Lease:

        The Company is currently leasing office space in Fort Lauderdale, Florida under a non-cancellable operating lease agreement which expires May 30, 1996. Payments are approximately $1,600 per month.

 9.     Stockholders' Equity:

        Reverse Stock Split:

        On July 24, 1995, the Company declared a 1 for 20 reverse split of the Company's common stock. The reverse stock split did not affect the par value of the common stock. The accompanying financial statements give retroactive effect to the stock split.

        Common Stock:

        The Company has authorized the issuance of 100,000,000 shares of the Company's common stock with a par value of $.001 each. At December 31, 1995, there were 2,029,902 shares issued and 2,019,824 shares outstanding.

        Treasury Stock:

        Treasury stock is shown at cost, and as of December 31, 1995, consists of 10,078 shares.

10.     Stock Option Plan:

        The Company has issued stock options to various key employees and an outside consulting firm. As of December 31, 1995, the Company has granted options to purchase 174,720 shares of common stock at $2.00 per share. On December 31, 2000, the options expire. As of December 31, 1995, none of these options have been exercised.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.     Stock Option Plan: (Continued)

        In October, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation", effective for years beginning in 1996. As of December 31, 1995, the Company has not yet adopted this standard.

11.     Deferred Income Taxes:

        The timing differences that give rise to the deferred tax asset at December 31, 1995, are presented below:

                Net operating loss carryforward                $   48,500
                Unrecognized holding loss on
                  available for sale securities                     8,600
                Allowance for doubtful accounts                     2,500
                                                               ----------
                                                                   59,600
                Less: valuation allowance                         (59,600)
                                                               ----------

                Net deferred tax asset                         $     -
                                                               ==========

        At December 31, 1995, the Company has a net operating loss carryforward for federal purposes of approximately $194,000, which expires in 2010.

12.     Monitoring Contracts:

        The Company has contracts to perform monitoring services on various security alarm installations. As of December 31, 1995, the minimum annual payments receivable under non-cancellable monitoring contracts, are as follows:

                          Year Ended
                         December 31,                        Amount

                             1996                        $   37,856
                             1997                            33,807
                             1998                            32,246
                             1999                            28,794
                             2000                            22,881
                                                         ----------

                                                         $  155,584
                                                         ==========

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.     Statement of Cash Flows:

        Non-Cash Investing and Financing Activities:

        During the year ended December 31, 1995, the Company recognized investing and financing activities that affected assets, liabilities and equity, but did not result in cash receipts or payments. These non-cash activities consist of the following:

             The Company issued 100,000 shares of common stock to acquire all of the outstanding common stock of Specialty Device Installers, Inc. The stock was valued at $2 per share.

             The Company issued 1,000,000 shares of common stock to acquire 100,000 shares of J.A. Industries, Inc. from an investment company. The investment was valued at $100,000.

             The Company issued 218,750 shares of common stock for consulting services valued at $58,875.

             The Company issued 285,000 shares of common stock for notes receivable in the amount of $570,000. As of December 31, 1995, the Company had not been paid for the common stock subscribed.

             The Company financed the purchase of office equipment in the amount of $9,651 under a capital lease agreement.

14.     Major Customers:

        For the year ended December 31, 1995, two (2) customers make up approximately 38% and 25% of the Company's sales, respectively.

                          INDEPENDENT AUDITORS' REPORT



To The Stockholders and Board of Directors of
Specialty Device Installers, Inc.


We have audited the accompanying statements of operations, retained earnings (deficit), and cash flows for the nine months ended September 30, 1995, and the year ended December 31, 1994 of Specialty Device Installers, Inc. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Specialty Device Installers, Inc. for the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.


Certified Public Accountants

Phoenix, Arizona
February 23, 1996

                        SPECIALTY DEVICE INSTALLERS, INC.
                            STATEMENTS OF OPERATIONS
               For The Nine Month Period Ended September 30, 1995
                    and For The Year Ended December 31, 1994


                                   September 30,                 December 31,
                                       1995                          1994

Sales                               $  947,254                    $1,127,684

Cost of Sales                          665,943                       776,230
                                    ----------                    ----------

Gross Profit                           281,311                       351,454

General and Administrative Expenses    340,715                       367,935
                                    ----------                    ----------

Loss from Operations                   (59,404)                      (16,481)
                                    ----------                    ----------


Other Income (Expenses):
   Interest income                        -                                7
   Interest expense                     (7,030)                       (6,737)
   Loss on trading securities           (2,494)                         (736)
   Gain on trading securities             -                            4,911
   Loss on sale of assets               (9,115)                         -
                                    ----------                    ----------

                                       (18,639)                       (2,555)
                                    ----------                    ----------

Net Loss                            $  (78,043)                   $  (19,036)
                                    ==========                    ==========



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                        SPECIALTY DEVICE INSTALLERS, INC.
                    STATEMENTS OF RETAINED EARNINGS (DEFICIT)
         For The Nine Month Period Ended September 30, 1995 (Unaudited)
                    and For The Year Ended December 31, 1994

                                          (Unaudited)
                                         September 30,        December 31,
                                            1995                 1994

Retained earnings, beginning
  of period                              $   51,852           $   75,424

Distribution to stockholders                (13,620)              (4,536)

Net loss                                    (78,043)             (19,036)
                                         ----------           ----------
Retained earnings (deficit),
  end of period                          $  (39,811)          $   51,852
                                         ==========           ==========



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                        SPECIALTY DEVICE INSTALLERS, INC.
                            STATEMENTS OF CASH FLOWS
               For The Nine Month Period Ended September 30, 1995
                    and For The Year Ended December 31, 1994


                                              September 30,      December 31,
                                                  1995              1994

Increase (Decrease) in Cash and Cash
  Equivalents:

Cash flows from operating activities:
   Cash received from customers                $  959,296        $1,071,132
   Cash paid to suppliers and employees          (985,376)       (1,130,740)
   Interest paid                                   (4,185)           (2,272)
   Interest received                                 -                    7
                                               ----------        ----------
      Net cash used by operating
        activities                                (30,265)          (61,873)
                                               ----------        ----------

Cash flows from investing activities:
   Sale of property and equipment                   3,000              -
   Purchase of property and equipment              (2,037)           (4,952)
   Purchase of trading securities                    -               (8,813)
   Sale of trading securities                        -                9,906
   Purchase of monitoring contracts                (2,388)             -
                                               ----------        ----------
      Net cash used by investing
        activities                                 (1,425)           (3,859)
                                               ----------        ----------

Cash flows from financing activities:
   Proceeds from debt                              41,653            30,000
   Repayment of debt                              (13,662)           (9,198)
   Proceeds from note from stockholder              9,222            43,965
   Repayment of note from stockholder                -               (4,396)
   Distribution to stockholder                     (2,535)           (4,536)
                                               ----------        ----------
      Net cash provided by financing
        activities                                 34,678            55,835
                                               ----------        ----------

Net increase (decrease) in cash and cash
  equivalents                                       2,988            (9,897)

Cash and cash equivalents at beginning
  of period                                         1,049            10,946
                                               ----------        ----------
Cash and cash equivalents at end
  of period                                    $    4,037        $    1,049
                                               ==========        ==========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                        SPECIALTY DEVICE INSTALLERS, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
               For The Nine Month Period Ended September 30, 1995
                    and For The Year Ended December 31, 1994


                                                September 30,     December 31,
                                                    1995             1994

Reconciliation of Net Loss to Net Cash
  Used by Operating Activities:

    Net Loss                                     $  (78,043)      $  (19,036)
                                                 ----------       ----------

Adjustments to reconcile net loss to net cash
   used by operating activities:
    Depreciation and amortization                     1,292            3,306
    Loss on sale of property and
      equipment                                       9,115             -
    Loss on trading securities                        2,494              736
    Gain on trading securities                         -              (4,911)

Changes in Assets and Liabilities:
    Accounts receivable                              12,042          (56,552)
    Inventory                                        (7,610)          (7,802)
    Prepaid expenses                                    498           (1,026)
    Refundable deposits                                -                (960)
    Accounts payable                                  7,420           31,189
    Accrued liabilities                              19,682          (11,282)
    Interest payable to stockholder                   2,845            4,465
                                                 ----------       ----------

                                                     47,778          (42,837)
                                                 ----------       ----------

Net cash used by operating activities            $  (30,265)      $  (61,873)
                                                 ==========       ==========



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                        SPECIALTY DEVICE INSTALLERS, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Policies:

         Nature of Corporation:

         Specialty Device Installers, Inc. (SDI, Inc.), is a Florida corporation, incorporated on August 20, 1991. SDI, Inc.'s primary business is the sale, installation and monitoring of security device systems to private and commercial customers in southern Florida.

         Pervasiveness of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Interim Financial Statements:

         The interim financial statements for the nine month period ended Sempember 30, 1995, include all adjustments (consisting of normal recurring accruals) which the Company considers necessary for a fair presentation of the results of operations for the interim period. Operating results for the nine month period ended September 30, 1995 are not necessarily indecative of the results that may be expected for the entire fiscal year ended December 31, 1995.

         Revenue Recognition:

         Revenue from services and product sales is recognized in the statements of operations as services are rendered or product installations made. Service revenues, which consist of subscriber billings for services not yet rendered, are deferred and taken into income as earned. Revenue from the installation of electronic security systems is recognized when installations are completed.

         Cash and Cash Equivalents:

         Cash and cash equivalents include all highly liquid investments purchased with an initial maturity of three (3) months or less.

         Trading Securities:

         Trading securities are equity securities that the Company purchased with the intent of selling short-term and are stated at fair value.

                        SPECIALTY DEVICE INSTALLERS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.      Summary of Significant Accounting Policies:

        Accounts Receivable:

        Accounts receivable primarily represent amounts billed but uncollected on completed installations, as well as charges for contract monitoring services. The receivables are principally unsecured.

        The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance is provided for based upon a review of the individual accounts outstanding and the prior history of uncollectible accounts receivable. At September 30, 1995, an allowance has been provided for potentially uncollectible accounts receivable in the amount of $10,000.

        Inventory:

        Inventory quantities and valuations are determined on an annual basis by a physical count and pricing of same. Inventory is stated at the lower of cost, first-in, first-out method, or market.

        Property and Equipment:

        Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from five (5) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Depreciation expense was $1,292 and $3,306 for the nine month period ended September 30, 1995 and the year ended December 31, 1994, respectively.

        Income Taxes:

        For federal tax reporting purposes, the Company was operating as a Subchapter S Corporation through September 30, 1995. As such, all taxable income and available tax credits were passed from the corporate entity to the individual stockholder. It was the responsibility of the individual stockholder to report the taxable income or loss and tax credits, and to pay any resulting income taxes. On a proforma basis, there would be no tax expense or benefit due to the net operating losses incurred.

2.      Business Combinations:

        On October 1, 1995, the stockholder of the Company entered into a Stock Purchase Agreement under which he agreed to sell one hundred percent (100%) of the outstanding stock of the Company to Everest Security Systems Corporation for 100,000 shares of common stock of Everest Security Systems Corporation.

                        SPECIALTY DEVICE INSTALLERS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.      Related Party Transactions:

        Note Payable to Stockholder:

        As of September 30, 1995, note payable to stockholder consists of the following:

        Note payable to an individual, due on demand
        with a stated interest rate of 8%.                  $   66,568

        Less: current portion                                  (66,568)
                                                            ----------

                                                            $     -
                                                            ==========

        The Company has accrued interest payable of $7,311 at December 31, 1995 related to the above note payable. Interest expense on this note payable was $2,846 and $4,580 for the nine month period ended September 30, 1995, and for the year ended December 31, 1994, respectively.

4.      Contingencies:

        Major Customers:

        For the nine month period ended September 30, 1995, two (2) customers make up approximately 38% and 25% of the Company's sales.

        For the year ended December 31, 1994, three (3) customers made up approximately 48%, 13% and 10% of the Company's sales.

        Concentration of Credit Risk:

        Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of accounts receivable. The Company's accounts receivable primarily result from its electronic security installation and monitoring, and reflects a customer base throughout south Florida. The Company's contracts receivable consist primarily of three to five year monitoring contracts in south Florida. The contracts are non-cancellable and secured by the monitoring equipment. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss.

5.      Stockholders' Equity:

        Common Stock:

        The Company has authorized the issuance of 1,000 shares of the Company's common stock with a par value of $1.00 each. At September 30, 1995, there were 200 shares issued and outstanding.

                        SPECIALTY DEVICE INSTALLERS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.      Statement of Cash Flows:

        Non-Cash Investing and Financing Activities:

        During the nine month period ended September 30, 1995, the Company recognized investing and financing activities that affected assets, liabilities and equity, but did not result in cash receipts or payments. These non-cash activities consist of the following:

             The Company distributed property to the stockholder with a value of $11,085.

             The Company's insurance carrier paid off an outstanding note payable in the amount of $7,981, as part of a settlement on a vehicle destroyed in an accident.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited proforma condensed consolidated financial statements give effect to the acquisition by Everest Security Systems Corporation of Specialty Device Installers, Inc. pursuant to the Stock Purchase Agreement between the parties, and are based on the estimates and assumptions set forth herein and in the notes to such statements. This proforma information has been prepared utilizing the historical financial statements and notes thereto, which are incorporated by reference herein. The proforma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future.

The proforma financial information is based on the purchase method of accounting for the acquisition of Specialty Device Installers, Inc. The proforma entries are described in the accompanying footnotes to the unaudited proforma condensed consolidated financial statements. The proforma unaudited condensed consolidated statements of operations assume the acquisition took place on the first day of the period presented.

Acquisition

On October 1, 1995, Everest Security Systems Corporation purchased all of the outstanding shares of Specialty Device Installers, Inc. for common share consideration. The acquisition was accounted for by the purchase method. In the agreement, 100,000 shares of common stock of Everest Security Systems
Corporation valued at $200,000, was issued for all of the outstanding stock of SDI, Inc.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
            PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
                      For The Year Ended December 31, 1994

Unaudited Proforma Consolidated Financial Statements:

The  following   represents  unaudited  proforma   consolidated   statements  of
operations for the year ended December 31, 1994, assuming the following transaction was consummated as of January 1, 1994:

               - Acquisition of Specialty Device Installers, Inc.
                       for 100,000 shares of common stock

In addition,  the proforma  consolidated net income per share gives  retroactive
effect  to  the  same  events  which  were  given  retroactive   effect  in  the
accompanying consolidated financial statements.


                                    Everest
                                    Security
                                    Systems              Specialty
                                  Corporation              Device                                       Proforma
                                      and                Installers,             Proforma             Consolidated
                                  Subsidiary                 Inc.               Adjustment               Amounts

Revenue                           $     -                $1,127,684             $     -               $1,127,684
Cost of Revenue                         -                   776,230                   -                  776,230
                                  ----------             ----------                                   ----------

Gross Profit                            -                   351,454                   -                  351,454

General and
  Administrative                        -                   367,935                44,447(1)             412,382
                                  ----------             ----------                                   ----------
Loss from
  Operations                            -                   (16,481)                  -                  (60,928)

Other Income
  (Expense)                             -                    (2,555)                  -                   (2,555)
                                  ----------             ----------                                   ----------

Net Loss                          $     -                $  (19,036)                  -               $  (63,483)
                                  ==========             ==========                                   ==========

Net Loss per
  Share                              N/A                                                              $     (.15)
                                  ==========                                                          ==========

Weighted Average
  Number of Shares
  Outstanding                        316,074                                                             416,074
                                  ==========                                                          ==========


(1) To amortize goodwill recorded in connection with the purchase of Specialty Device Installers, Inc. on a straight-line basis over five
           (5) years.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
            PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
                      For The Year Ended December 31, 1995

Unaudited Proforma Consolidated Financial Statements:

The  following   represents  unaudited  proforma   consolidated   statements  of
operations for the year ended December 31, 1995, assuming the following transaction was consummated as of January 1, 1995:

               - Acquisition of Specialty Device Installers, Inc.
                       for 100,000 shares of common stock

In addition,  the proforma  consolidated net income per share gives  retroactive
effect  to  the  same  events  which  were  given  retroactive   effect  in  the
accompanying consolidated financial statements.

                                    Everest
                                    Security
                                    Systems              Specialty
                                  Corporation              Device                                       Proforma
                                      and                Installers,             Proforma             Consolidated
                                  Subsidiary                 Inc.               Adjustment               Amounts

Revenue                           $  273,028             $  947,254             $     -               $1,220,282
Cost of Revenue                      265,365                665,943                   -                  931,308
                                  ----------             ----------                                   ----------

Gross Profit                           7,663                281,311                   -                  288,974

General and
  Administrative                     211,163                340,715                33,335(1)             585,213
                                  ----------             ----------                                   ----------
Loss from
  Operations                        (203,500)               (59,404)                  -                 (296,239)

Other Income
  (Expense)                           (1,994)               (18,639)                  -                  (20,633)
                                  ----------             ----------                                   ----------

Net Loss                          $ (205,494)            $  (78,043)                  -               $ (316,872)
                                  ==========             ==========                                   ==========

Net Loss per
  Share                                 (.21)                                                         $     (.30)
                                  ==========                                                          ==========

Weighted Average
  Number of Shares
  Outstanding                        981,529                                                           1,056,529
                                  ==========                                                          ==========


(1) To amortize goodwill recorded in connection with the purchase of Specialty Device Installers, Inc. on a straight-line basis over five
           (5) years.

                      EVEREST SECURITY SYSTEMS CORPORATION
                       Consolidated Financial Statements
                            March 31, 1996 and 1995
                                  (unaudited)














Everest Security Systems Corporation

Consolidated Balance Sheet -- March 31, 1996
(Unaudited)
- ------------------------------------------------------------------------------

                                                                March 31
                                                          1996            1995
                                                       -------------------------

CURRENT ASSETS
  Accounts receivable net of allowance
  for doubtful accounts (Notes 1, 6 and 8)                $190,179     $      --
  Contracts Receivable (Notes 1 and 8)                       1,661            --
  Available for Sale Securities (Notes 1, 3 and 5)          65,600            --
  Prepaid Expenses                                          12,417            --
  Inventory (Notes 1 and 6)                                 49,342            --
                                                       -----------     ---------
TOTAL CURRENT ASSETS                                   $   319,198     $      --
                                                       -----------     ---------
Property and Equipment, net (Notes 1, 4, and 6)        $    15,810     $      --
                                                       -----------     ---------
OTHER ASSETS
  Contracts receivable -- Long term (Notes 1 and 8)    $   220,868     $      --
  Refundable Deposit                                         2,410            --
  Goodwill, net (Notes 1 and 2)                            200,014            --
                                                       -----------     ---------
TOTAL ASSETS                                           $   758,300     $      --
                                                       -----------     ---------

The Accompanying Notes are an Integral part of the Consolidated Financial Statements

Everest Security Systems Corporation

Consolidated Balance Sheet -- March 31, 1996
(Unaudited)
- ------------------------------------------------------------------------------


                                                               March 31
                                                         1996            1995
                                                      -------------------------

CURRENT LIABILITIES
  Cash Overdrafts                                     $     9,994     $      --
  Accounts Payable                                        163,149            --
  Taxes Payable Accrued Liabilities                        47,763            --
  Accrued Liabilities                                      50,554            --
  Monitoring Contract Reserves                              4,500            --
  Lease Payable                                             9,455            --
  Notes Payable -- Current (Note 6)                        56,947            --
                                                      -----------     ---------
TOTAL CURRENT LIABILITIES                             $   342,362     $      --
                                                      -----------     ---------

LONG TERM LIABILITIES
  Obligation Under Capital Lease (Note 1 and 7)       $     6,661     $      --
                                                      -----------     ---------
STOCKHOLDERS EQUITY (Notes 9 and 10)
  Common Stock                                        $     2,030     $     326
  Additional Paid in Capital                            1,976,130       847,959
  Accumulated Deficit                                  (1,226,142)     (848,083)
                                                      -----------     ---------
                                                      $   752,018     $     202

  Stock Subscription Receivable                       $  (320,000)    $      --
  Cumulative Transition Adjustment (Note 1)                11,861            --
  Unrealized loss on available for sale securities        (34,400)
  Treasury Stock                                             (202)        (202)
                                                      -----------     ---------
                                                          409,277            --
                                                      -----------     ---------
                                                      $   758,300     $      --
                                                      -----------     ---------


The Accompanying Notes are an Integral part of the Consolidated Financial Statements

Everest Security Systems Corporation

Consolidated Statement of Operations
For the Three Month Period Ended March 31, 1996
(Unaudited)
- ------------------------------------------------------------------------------


                                                         1996            1995
                                                      -------------------------

Sales                                                 $   327,160     $      --
                                                      -----------     ---------
Cost of Sales                                             212,473            --
                                                      -----------     ---------
Gross Profit                                              114,687            --
                                                      -----------     ---------
General and Administrative Expenses                       285,974           350
                                                      -----------     ---------
Loss from Operations                                     (171,287)         (350)
                                                      -----------     ---------
Interest Expense                                           (1,278)           --

Net Loss                                              $  (172,565)    $    (350)
                                                      -----------     ---------
Net Loss per Share (Note 1)                           $     (0.09)    $      --
                                                      -----------     ---------
Weighted Average Shares Outstanding                     2,029,902       326,152
                                                      -----------     ---------


The Accompanying Notes are an Integral part of the Consolidated Financial Statements

Everest Security Systems Corporation

Consolidated Statement of Cash Flows
For the Three Month Period Ended March 31, 1996
(Unaudited)
- ------------------------------------------------------------------------------

                                                                   March 31
                                                              1996         1995

Increase (Decrease) in Cash and Cash Equivalent

Cash Flows from Operating Activities
   Cash received from customers                            $286,745      $  --
   Cash paid to suppliers and employees                     371,800        (350)
   Interest Paid                                              1,278         --

   Net cash used by operating activities                   $(86,333)     $ (350)

Cash Flows from Investing Activities
   Purchase of Property and Equipment                      $ (1,572)     $  --
   Loans Received - Related Parties                          20,500
   Purchase of monitoring contracts                        (169,325)        --

   Net cash used by investing activities                  $(150,397)     $  --

Cash flows from financing activities
   Repayment Loans to Related Parties                       (33,387)
   Proceeds from Notes Payable                                7,477
   Repayment of Obligation under Capital Lease               (5,468)
   Repayment of Stock Subscription Receivable              $250,000      $  --

   Net cash provided by financing activities               $218,622      $  --

Changed in non-cash working capital                        $(18,108)       (350)

Cash and cash equivalent at beginning of period               8,114         350

Cash and cash equivalent at end of period                  $ (9,994)     $   --

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

Everest Security Systems Corporation and Subsidiary

Consolidated Statement of Change in Stockholder's Equity
For the Three Month Period Ended March 31, 1996
(Unaudited)






- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                                          Allowance
                                                                                     Equity                for net
                                                                                   Adjustment             Unrealized
                                                                                      From                (Loss) Gain
                                                                        Stock        Foreign              on Available     Total
                           Capital Stock   Paid in    Accumulated    Subscription   Currency    Treasury   for Sale    Stockholder's
                         Shares    Amount  Capital     (Deficit)      Receivable   Translation   Stock    Securities      Equity

Balance,
December 31, 1994       326,152   $  326   $  847,959  $  (848,083)    $      --     $    --     $(202)    $     --      $      --
                        ------------------------------------------------------------------------------------------------------------
Issued for available
for sale
securities            1,000,000    1,000       99,000           --            --          --        --           --        100,000

Issued for
consolidating
services                218,750      219       59,656           --            --          --        --           --         59,875

Issued for shares of
Specialty Device
Installers, Inc.        100,000      100      199,900           --            --          --        --           --        200,000

Issued For Cash         100,000      100      199,900           --            --          --        --           --        200,000

Issued and unpaid       285,000      285      569,715           --      (570,000)         --        --           --             --

Aggregate adjustment
from foreign
currency transaction         --       --           --           --            --      11,861        --           --         11,861

Net unrealized losses
on available for sale
securities                   --       --           --           --            --          --        --      (34,400)       (34,400)

Net loss                     --       --           --     (205,484)           --          --        --                    (205,494)
                      --------------------------------------------------------------------------------------------------------------
Balance,
December 1995         2,029,902   $2,030   $1,976,130  $(1,053,577)    $(570,000)    $11,861     $(202)    $(34,400)     $ 331,642
                      --------------------------------------------------------------------------------------------------------------
Repayment of
Stock Subscription
Receivable                   --   $   --   $       --  $        --     $ 250,000     $    --     $  --     $     --      $ 172,597

Net unrealized gain
on available for
sale securities              --       --           --           --            --          --        --       21,900         21,900

Net Loss                     --       --           --     (172,565)           --          --        --           --       (111,405)
                      --------------------------------------------------------------------------------------------------------------
Balance,
March 31, 1996        2,029,902   $2,030   $1,976,130  $(1,226,142)    $(320,000)    $11,861     $(202)    $(12,500)     $ 414,934
                      --------------------------------------------------------------------------------------------------------------



Everest Security Systems Corporation

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

    Nature of Corporation:

    Everest Security Systems Corporation is a corporation organized under the laws of the State of Nevada. The Company was organized in 1986 as Birmingham Enterprises, Inc. In February, 1988, the Company changed its name to Everest Funding Corporation and acquired Everest Mortgage Corporation, Inc.

    During 1992, Everest Mortgage Corporation, Inc. ceased operations, Everest Funding Corporation was inactive until April, 1995 when the Company was reinstated in the State of Nevada. On September 30, 1995, the Company acquired all of the issued and outstanding stock of Specialty Device Installers, Inc. In October, 1995, the Company conducted a private offering of their common stock, as provided under the SEC Regulation D, Rule 504. In October, 1995, the Company's Board of Directors resolved to change the name of the Corporation to Everest Security Systems Corporation.

    The principal purpose of the Corporation is to act as the holding company of Specialty Device Installers, Inc., a Florida Corporation, primarily engaged in the sale, installation and monitoring of security device systems to private and commercial customers in southern Florida.

    Pervasiveness of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Principles of Consolidation:

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Specialty Device Installers, Inc. (SDI, Inc.) from the date of its acquisition, October 1, 1995. Intercompany transactions and balances have been eliminated in consolidation.

    Cash and Cash Equivalents:

    Cash equivalents include all highly liquid investments purchased with an initial maturity of three (3) months or less.

    Investments:

    Available for Sale Securities:

    Available for Sale securities are equity securities that the Company purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholder's equity.

    Account Receivable:

    Accounts receivable primarily represent amounts billed but uncollected on completed installations. The receivables are unsecured.

    Accounts Receivable: (continued)

    The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance is provided for based upon a review of the individual accounts outstanding and the prior history of uncollectible accounts receivable.

    Inventory:

    Inventory quantities and valuation are determined on an annual basis by a physical count and pricing of same. Inventory is stated at the lower cost,

    first in, first-out method or market.

    Property and Equipment:

    Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from five (5) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

    The Company is the lessee of office equipment under a capital lease agreement expiring November, 1999. The asset is being depreciated over its estimated productive life.

    Goodwill:

    Goodwill represents the excess of the cost of acquiring Specialty Device Installers, Inc. over the fair market value of their net assets at the date of acquisition, and is being amortized on the straight-line method over five
    (5) years. The carrying value of goodwill will be periodically reviewed by the Company and impairments, if any will be recognized when expected future operating cash flows derived from goodwill are less than their carrying value.

    Deferred Contract Costs:

    Deferred   contract  costs  represent  the  cost  of  purchasing   long-term
    monitoring contracts and is being amortized on the straight-line method over the life of the contracts.


    Contracts Receivable:

    Contracts   receivable   represents   long-term  monitoring  contracts  with
    commercial and private customers.

    Income Taxes:

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    Loss per Share:

    The loss per share amounts are based on the weighted average number of shares outstanding of 2,029,902 at March 31, 1996. Fully diluted loss per share amounts are not presented for the period ended March 31, 1996 as they are anti-dilutive.

2.  Business Combinations:

    On October 1, 1995, the Company purchased all of the outstanding shares of Specialty Device Installers, Inc. for common share consideration. The acquisition was accounted for by the purchase method. Details of the purchase are as follows:

           Fair market value of assets acquired:

                        Working Capital                 $  86,104
                        Fixed Assets                        4,875
                        Other Assets                        5,009
                        Debt                             (118,222)
                        Goodwill                          222,234
                                                        ---------

           Consideration Given                          $ 200,000
                                                        ---------

           Common Shares Issued                           100,000
                                                        ---------

3.  Investments:

    Available for Sale Securities:

    As of March 31, 1996, the Company had securities classified as available for sales as follows:

                        Aggregate                                Unrealized
                        Fair Value            Cost               Gain (Loss)
                       -----------          ---------           -------------


Equity Security         $ 65,600            $ 100,000            $ (34,400)
                       -----------          ---------           -------------



    Stockholder's equity for the three month period ended March 31, 1996 and December 31, 1995 includes an unrecognized holding loss on available for sale securities of $34,400. Realized gains and losses are determined on the specific identification basis. During the period ended March 31, 1996 there were no sales proceeds or gross realized gains of securities classified as available for sale.


4.  Property and Equipment:

    As of March 31, 1996, property and equipment consists of the following:

                  Furniture                     $  2,538
                  Equipment                       13,272
                                                --------
                                                  15,810
                                                --------

5.  Related Party Transactions:

    Loans Receivable from Related Party:


    As of December 31, 1995, loan receivable from related party was outstanding in the amount of $20,500. Loans payable to related parties totalled $33,387. For the period ended March 31, 1996 all related transactions had been satisfied by the collection of outstanding amounts and by repayment of loans payable in full.

    Other transactions:

    The Company has a management agreement with Knight Financial Limited, a company owned by an officer and stockholder of the Company. The agreement is effective through May 30, 1996 and provides for compensation of $24,000 per year.

    The Company has an employment agreement with the President of the Company's wholly owned subsidiary. The agreement is effective through December 31, 1996. The agreement is for a base salary of $52,000 plus ten percent (10%) incentive based on the year end adjusted net profits of the subsidiary.

    The Company is holding 100,000 common shares of J.A. Industries, Inc. as an available for sale investment. An officer and stockholder of the Company is also an officer and stockholder of J.A. Industries. Inc.

6.  Notes Payable:

    As of March 31, 1996, notes payable consists of the following:

    Revolving  line of credit for $50,000 with  Barnett  Bank  interest at prime plus 4%, due on demand;
    collateralized by substantially all of the Company's assets                  $56,947


    Installment note of $10,000 with High Tech, with interest at 10%, payable in
    monthly principal and interest  payments of $879, due May 1995;  unsecured    $6,661
                                                                                  -------
                                                                                 $63,608
                                                                                  -------


7.  Obligation under Capital Lease:

    The Company is the lessee of office equipment with a cost of $9,561 under a capital lease agreement which expires in November 1999. At December 31, 1995, future minimum lease payments due under the capital lease agreement are as follows:

                     Year Ended
                     December 31                           Amount

                        1996                              $ 3,063
                        1997                                3,063
                        1998                                3,063
                        1999                                2,807
                                                          -------
                     Total minimum lease payments         $11,996
                                                          -------
                     Less: amount representing interest    (2,608)
                                                          -------
                     Present value of net minimum lease
                     payments                                9,388
                                                          --------

                     Less: Current maturities of capital            (1,978)
                     lease obligations                             -------
                     Non-current maturities of capital
                     lease obligations                             $ 7,410
                                                                   -------

    The interest rate under the capital lease agreement is based on the lessor's implicit rate of return at inception of the lease.

8.  Contingencies:

    Major Customers:

    For the period ended March 31, 1996, two (2) customers make up approximately 38% and 25% of the Company's sales respectively.

    Concentration of Credit Risk:

    Financial instruments which potentially subject the Company to concentration of credit risk principally consists of accounts receivable and contract receivable. The Company's accounts receivable primarily results from its electronic security installation and monitoring, and reflects a customer base in south Florida. The Company's contracts receivable consists primarily of three (3) to five (5) year monitoring contracts in south Florida. The contracts are non-cancellable and secured by the monitoring equipment. Credit limits, ongoing credit evaluation and and account monitoring procedures are utilized to minimize the risk of loss.

    Operating Lease:

    The Company is currently leasing office space in Fort Lauderdale, Florida under a non-cancellable operating lease agreement which expires May 30, 1996. Payments are approximately $1,600 per month.

9.  Stockholder's Equity:

    Common Stock:

    The Company has authorized the issuance of 100,000,000 shares of the Company's common stock with a par value of $0.001 each. At March 31, 1996 there were 2,029,902 shares issued and outstanding.

    Treasury Stock:


    Treasury Stock is shown at cost, as of March 31, 1996 consists of

    10,078 shares.


10. Stock Option Plan:

    The Company has agreements with various key employees and an outside consulting firm to provide stock options. As March 31, 1996, the Company has issued and outstanding options to purchase 174,720 shares at $2.00 per share. On September 30, 2000, 100,000 options expire. On December 31, 2000, the remaining 74,720 options expire. As of March 31, 1996, none of the options have been exercised.

11.  Deferred Income Taxes:

    The timing differences that give rise to the deferred tax asset at December 31, 1996 are presented below:



            Net operating loss carryforward                      $ 48,500
            Unrecognized holding loss on
            available for sale securities                           8,600
            Allowance for doubtful accounts                         2,500
                                                                 --------
                                                                   59,600
            Less: valuation allowance                             (59,600)
                                                                 --------
            Net deferred tax asset                               $      -
                                                                 --------

    At December 31, 1995, the Company has net operating loss carryforwards for federal purposes of approximately $194,000 which expires in 2010.

                            EVEREST SECURUTY SYSTEMS
                           CORPORATION AND SUBSIDIARY

                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                           For the Eight Month Period
                              Ended August 31, 1996

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                 August 31, 1996

                                     ASSETS
                                   (Unaudited)

Current Assets:
         Cash and cash equivalents (Note 1)                   $          37,711
         Accounts receivable - trade, net of allowance for
                  doubtful accounts (Notes 1 and 8)                     197,036
         Available for sale securities (Notes 1 and 3)                   37,500
         Pre-paid expenses                                               21,034
         Inventory                                                       51,646
                                                             ------------------

                  Total Current Assets                                  344,927
                                                             ------------------

Property and Equipment, net (Notes 1, 4 and 7)                           21,568
                                                             ------------------

Other Assets:
         Refundable deposits                                              4,060
         Goodwill, net (Note 1)                                         181,493
         Monitoring costs, net of amortization                         251,395
         Investment (Note 2)                                          3,020,000
                                                             -----------------
                                                                      3,456,948
                                                             -----------------
                  Total Assets                               $        3,823,443
                                                             ==================





                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEET (Continued)
                                 August 31, 1996

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                   (Unaudited)

Current Liabilities:
         Notes payable
                  -current (Note 6)                    $               2,594
                  -related party (Note 5)                             13,387
         Obligation under capital lease
                  -current portion (Notes 1 and 7)                     2,649
         Accounts payable                                            110,383
         Accrued liabilities                                          66,459
                                                                 -----------
                  Total Current Liabilities                          195,472
                                                                 -----------
Long-Term Liabilites:
         Obligation under capital lease
                  -long-term portion (Notes 1 and 7)                   5,987
                                                                 -----------
Commitments and Contingencies:   (Notes 5 and 8)                       -

Stockholders' Equity: (Notes 9 and 10)
         Common stock                                                  3,227
         Additional paid-in capital                                5,284,407
         Accumulated deficit                                      (1,401,590)
                                                             ----------------
                                                                   3,886,044
                                                             ----------------
         Stock subscriptions receivable                             (201,358)
         Treasury stock                                                 (202)
         Unrealized loss on available for sale
             securities (Notes 1 and 3)                              (62,500)
                                                             ----------------
                                                                    (264,060)
                                                             ----------------
                  Total Stockholders' Equity                       3,621,984
                                                             ----------------
                  Total Liabilities and Stockholders'
                       Equity                                      3,823,443
                                                                  ==========
                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                For the Eight Month Period Ended August 31, 1996

                                   (Unaudited)
Revenues                                           $        870,717

Cost of Revenues                                           (598,770)
                                                       -----------------

Gross Profit                                                271,947

General and Administrative Expenses                        (616,278)
                                                      ------------------
Loss From Operations                                       (344,331)

Other Income (Loss):
         Interest expense                                   (12,301)
         Interest income                                    21, 598
         Exchange loss                                      (12,979)
                                                        ----------------
                                                             (3,682)
                                                        ----------------
Net Loss:                                          $       (348,013)
                                                       ==========
Net Loss per Share (Note 1)                        $              (.16)
                                                      ===========
Weighted Average Shares Outstanding                       2,147,952
                                                      ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                For the Eight Month Period Ended August 31, 1996

                                   (Unaudited)

                              Common Stock         Additional paid  Accumulated   Stock
                           Shares      Amount       Capital           Deficit    Subscription
                                                                                 Receivable
Balance at

   Dec. 31, 1995           2,029,902  $ 2,030        $1,976,130   $(1,053,578)    $ (570,000)

Stock issued for
   cash                     100,000       100           199,900        -                  -

Stock issued for
   consulting services       22,000        22             2,178       -                  -

Cash received for
   stock subscriptions
   receivable                       -        -         (120,000)        -            390,240

Accrued interest on stock
   subscriptions receivable         -        -             -           -            (21,598)

Stock issued to pay
   debt                      75,000        75           49,347        -                  -

Stock issued for
   cash                   1,000,000     1,000        3,176,852        -                  -

Aggregate adjustment
   from foreign currency
   translation                      -       -              -           -                  -

Net unrealized losses
   on available for
   sale securities                  -        -             -           -                  -

Net loss for the eight
   month period ended
   Aug. 31, 1996                    -        -             -        (348,012)            -
                           ------------  --------- ----------- --------------     ---------
Balance of
   Aug. 31, 1996        3,226,902     $  3,227    $  5,284,407  $ (1,401,590)     $ (201,358)
                          ========      =======   =========       ==========     =========


               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                For the Eight Month Period Ended August 31, 1996
                                   (Unaudited)
                          CONTINUED FROM PREVIOUS PAGE

                              Cumulative                            Unrealized loss on           Total
                             Translation            Treasury        Available for sale           Stockholders'
                             Adjustment             Stock                Securities              Equity

Balance at
   Dec. 31, 1995             $   11,861       $       (202)         $       ( 34,400)      $     331,841

Stock issued for
   cash                             -                -                          -                200,000

Stock issued for
   consulting services              -                -                          -                    2,200

Cash received for
   stock subscriptions
   receivable                       -                -                          -                   270,240

Accrued interest on stock
   subscriptions receivable         -                -                          -                   (21,998)

Stock issued to pay debt            -                -                          -                     49,422

Stock issued for
   cash                             -                -                          -                3,177,852

Aggregate adjustment
   from foreign currency
   translation                  (11,861)             -                          -                    (11,861)

Net unrealized losses
   on available for
   sale securities                  -                -                        (28,100)              (28,100)

Net loss for the eight
   month period ended
   Aug. 31, 1996                    -                -                          -                 (348,015)
                             ------------   -----------------           ---------------          ---------------
Balance of
   Aug. 31, 1996           $        -                (202)                 $ (62,500)             $3,621,981
                               ========     ==========                  ==========           =========


               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                For the Eight Month Period Ended August 31, 1996

                                   (Unaudited)

Reconciliation of Net Loss to Net Cash Used
    By Operating Activities:

Net loss                                                      $      (348,013)
                                                               ---------------
Adjustments to reconcile net loss to net cash used by operating activities:

         Depreciation and amortization                                 67,873
         Recognized loss on loan receivable                            28,100
         Stock issued for consulting services                           2,200
         Interest accrued on stock subscription receivable            (21,598)

Changes in Assets and Liabilities:

         Accounts receivable - trade                                  (45,611)
         Prepaid expenses                                             (14,001)
         Inventory                                                       (904)
         Refundable deposits                                           (1,650)
         Accounts payable                                              11,021
         Accrued liabilities                                           23,037
                                                                  -------------
                                                                       48,467
                                                                  -------------
Net cash used by operating activities                          $     (299,546)






                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                For the Eight Month Period Ended August 31, 1996

                                   (Unaudited)

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:
         Cash received from customers                                $  825,106
         Cash paid to suppliers and employees                        (1,112,351)
         Interest paid                                                  (12,301)
                                                                   -------------
                  Net cash used by operating activities                (299,546)
                                                                   -------------
Cash flows from investing activities:
         Loan receivable - related entity                                (7,600)
         Purchase of property and equipment                              (9,063)
         Purchase of monitoring contracts                              (240,023)
         Purchase of investment                                      (3,020,000)
                                                                   -------------

                  Net cash used by investing activities              (3,276,686)
                                                                    ------------
Cash flows from financing activities:
         Proceeds from notes payable                                     82,172
         Repayment of notes payable                                     (91,822)
         Proceeds from notes payable - related parties                   30,000
         Repayment of notes payable - related parties                   (50,000)
         Repayment of obligation under capital lease                       (752)
         Proceeds from sale of common stock                           3,377,852
         Proceeds from stock subscription receivable                    270,240
                                                                    ------------
                  Net cash provided by financing activities           3,617,690
                                                                     -----------
Effect of exchange rate changes                                         (11,861)
                                                                      ----------
Net increase in cash and cash equivalents                                29,597
Cash and cash equivalents at beginning of year                            8,114
                                                                      ----------
Cash and cash equivalents at end of year                             $   37,711
                                                                       =========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Summary of Significant Accounting Policies:

         Nature of Corporation:

         Everest Security Systems Corporation is a corporation organized under the laws of the State of Nevada. The Company was organized in 1986 as Burningham Enterprises, Inc. In February, 1988, the Company changed its name to Everest Funding Corporation and acquired Everest Mortgage Corporation. The acquisition was accounted for under the purchase method of accounting as a reverse acquisition, whereby Everest Funding Corporation.

         During 1992, Everest Mortgage Corporation ceased operations. Everest Funding Corporation was inactive until April, 1995, when the Company was reinstated in the State of Nevada. On September 30, 1995, the Company acquired all of the issued and outstanding stock of Specialty
         Device Installers, Inc. In October, 1995, the Company conducted a private offering of its common stock. In October, 1995, the Company's Board of Directors resolved to change the name of the Corporation to Everest Security Systems Corporation. In August, 1996, the Company acquired Guardian International, Inc. (Note 2).

         The principal purpose of the Corporation is to act as the holding company of Specialty Device Installers, Inc., a Florida corporation, which is primarily engaged in the sale, installation and monitoring of security device systems to private and commercial customers in southern Florida.

         Pervasiveness of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Principles of Consolidation:

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Specialty Device Installers, Inc. (SDI, Inc.). Intercompany transactions and balances have been eliminated in consolidation.

         Revenue Recognition:

         System Sales:

         Revenues from security system installation services and security system sales are recognized when the services are rendered or product installations made. Upon installation of the security system, the title on the equipment is passed to the customer.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

1.       Summary of Significant Accounting Policies: (Continued)

         Revenue Recognition: (Continued)

         Monitoring Services:

         Revenues from contract monitoring services, which are normally pre-billed, are deferred and taken into income on a prorate basis as earned over the life of the contract. Costs of monitoring contracts purchased from third-parties are capitalized and amortized over the life of the contract, and are reviewed periodically for impairment.

         Cash and Cash Equivalents:

         Cash and cash equivalents include all highly liquid investments purchased with an initial maturity of three (3) months or less.

         Available for Sale Securities:

         Available for sale securities are equity securities that the Company purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity.

         Accounts Receivable - Trade:

         Accounts receivable - trade primarily represents amounts billed but uncollected on completed installations and monitoring contracts. The receivable are principally unsecured.

         The company follows the allowance method of recognizing uncollectible amounts receivable. The allowance is provided for based upon a review of the individual accounts outstanding and the prior history of uncollectible accounts receivable. At August 31, 1996, an allowance has been provided for potentially uncollectible accounts receivable in the amount of $27,300.

         Inventory:

         Inventory quantities and valuations are determined on an annual basis by a physical count and pricing of same. Inventory is stated at the lower of cost, first-in, first-out method, or market.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

1.       Summary of Significant Accounting Policies: (Continued)

         Property and Equipment:

         Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from five (5) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Depreciation expense was $2,571 for the eight month period ended August 31, 1996.

         The Company is the lessee of office equipment under a capital lease agreement expiring November, 1999. The asset is being depreciated over its estimated productive life. Amortization of the equipment is included in depreciation expense, as noted above.

         Goodwill:

         Goodwill represents the excess of the cost of acquiring Specialty Device Installers, Inc. over the fair value of their net assets at the date of acquisition, and is being amortized on the straight-line method over five (5) years. Amortization expense charged to operations for the eight month period through August 31, 1996 was $29,631. The carrying value of goodwill will be periodically reviewed by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from goodwill are less than their carrying value.

         Deferred Contract Costs:

         Deferred contract costs represent the cost of purchasing long-term monitoring contracts and are being amortized on the straight-line method over the life of the contracts. Amortization expense charged to operations for the eight month period ended August 31, 1996 was $35,671. The carrying value of deferred contract costs will be periodically reviewed by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from the monitoring contracts are less than the deferred contract cost.

         Translation of Foreign Currencies:

         Account balances and transactions denominated in the foreign currencies and the accounts of the Corporation's foreign operations have been translated into United States funds, as follows:

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

1.       Summary of Significant Accounting Policies: (Continued)

         Translation of Foreign Currencies: (Continued)

                  Assets and liabilities at the rates of exchange prevailing at the balance sheet date;

                  Revenue and expenses at average exchange rates for the period in which the transaction occurred;

                  Exchange gains and losses arising from foreign currency transactions are included in the determination of net earnings for the period;

                  Exchange gains and losses arising from the translation of the Corporation's foreign operations are deferred and included as a separate component of stockholders' equity.

         Income Taxes:

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and the utilization of the net operating loss carry forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         Loss Per Share:

         The loss per share amount is based on the weighted average number of shares outstanding of 2,147,952 at August 31, 1996. A fully diluted loss per share amount is not presented for this period as it is anti-dilutive.

2.       Business Combinations:

         On August 15, 1996, the Company signed an Agreement and Plan of Merger (Merger Agreement) with Guardian International (Guardian). On August 29, 1996, 3,226,904 shares of common stock were issued to Guardian's common stockholders for 100% of the issued and outstanding stock of Guardian International. The acquisition was accounted for by the.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

2.       Business Combinations: (Continued)

         purchase method of accounting as a reverse acquisition, since the stockholders of Guardian obtained control of the Company and the Board of Directors. As such, these financial statements were prepared without regard to the issuance of the 3,266,902 shares to Guardian International, as Everest Security Systems Corporation was the target corporation in the reverse acquisition.

         As a condition of the Merger Agreement, Everest Security Systems Corporation conducted a private placement of 1,000,000 common stock shares for $3.50 per share. As of August 31, 1996, the investment account consists principally of $3,500,000 from the private placement, which was paid directly to Guardian less commissions and other expenses paid by Guardian on behalf of Everest Security Systems Corporation.

3.       Investments:

         Available for Sale Securities:

         As of August 31, 1996, the Company had securities classified as available for sale of follows:

                                            Aggregate                Unrealized
                                            Fair Value     Cost    Holding Loss

Equity Securities:
         J.A. Industries,
         Inc., 100,000 shares               $   37,500    $ 100,000  $ (62,500)
                                            ==========    ========= ===========

         For the eight month period ended August 31, 1996, an unrecognized holding loss on available for sales securities of $28,100 was recorded to increase the unrealized holding loss to $62,500. Realized gains and losses are determined on the specific identification basis. During the eight month period ended August 31, 1996, there were no sales proceeds or gross realized gains on securities classified as available for sale.

     J.A. Industries, Inc. acquired Electronic Manufacturing Services Group, Inc. (KMSG) in a reverse acquisition. The new company, EMSG, approved a one for four (1-4) reverse stock split. As a result, Everest Security Systems Corporation now owns 25,000 shares of EMSG stock.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)


4.       Property and Equipment:

         As of August 31, 1996, property and equipment consist of the following:

                                    Furniture                         $   3,000
                                    Equipment                            19,808
                                    Vehicles                              3,500
                                                                      ----------
                                                                         26,308
                                    Less: accumulated
                                            depreciation                 (4,740)

                                                                       $ 21,568

5.       Related Party Transactions:

         Notes Payable - Related Parties:

         As of August 31, 1996, notes payable - related parties consist of the following:

         Note payable to Frank Bauer, due on
         demand with no stated interest.                            $ 13,387
                                                                    ========

         Included in the above note is accrued interest payable of $7,311. The interest was accrued through the date of acquisition, September 30, `995, at which time further interest accrual was suspended in accordance with the terms agreed to between the parties.

         Other Transactions:

         The Company has a management agreement with Knight Financial Limited, a company owned by an officer and stockholder of the company. The agreement provides for compensation of $24,000 per year plus stock options for 100,000 shares under an Incentive Stock Option Plan, exercisable at a price of $2 per share. Per the terms of the Merger Agreement, the Company canceled the Management Agreement effective August 31, 1996.

     The Company has an employment agreement with the president of the Company's wholly-owned subsidiary. The agreement was effective through December 31, 1995, and has been extended for one (1) additional year. The agreement is for a base salary of $52,000 plus a ten percent (10%) incentive based on the year and adjusted net profits of the subsidiary. The

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

5.       Related Party Transactions: (Continued)

         Other Transactions: (Continued)
 net profits of the Company will be adjusted to exclude any incentive salary paid pursuant to this agreement, any contributions to the pension or profit sharing plans, any extraordinary gains or losses (including but not limited to gains or losses on disposition of assets) and any provisions or refunds for state or federal income taxes.

6.       Notes Payable:

         As of August 31, 1996, notes payable consist of the following:

         10% note payable to High Tech, with monthly
         installments of $879, including principal and
         interest, due May, 1995; unsecured                           $ 2,594
                                                                      =======

7.       Obligation Under Capital Lease:

         The Company is the lessee of office equipment with a cost of $9,561 under a capital lease agreement which expires in November, 1999. At August 31, 1996, future minimum lease payments due under the capital lease agreement are as follows:

                           Year Ended
                            December 31,                               Amount

                              1996                                     $  3,851
                              1997                                        3,063
                              1998                                        3,063
                              1999                                          766
                                                                      ----------

                  Total minimum lease payments                           10,743

                  Less: amount representing interest                     (2,107)

                  Present value of net minimum lease
                    payments                                              8,636
                  Less: current maturities of capital
                           lease obligations                             (2,649)

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)


7.       Obligation Under Capital Lease: (Continued)

                  Non-current maturities of capital
                           lease obligations                           $  5,987
                                                                       ========

         The interest rate under the capital lease agreement is based on the lessor's implicit rate of return at the inception of the lease.

8.       Commitments and Contingencies:

         Concentration of Credit Risk:

         Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of accounts receivable. The Company's accounts receivable primarily result from its electronic security installation and monitoring, and reflects a customer base throughout south Florida. The Company's contracts receivable consist primarily of three (3) to five (5) year monitoring contracts in south Florida. The contracts are non-cancellable and secured by the monitoring equipment. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss.

9.       Stockholders' Equity:

         Common Stock:

         The Company has authorized the issuance of 100,000,000 shares of the Company's common stock with a par value of $.001 each. At August 31, 1996, there were 3,226,902 shares issued and 3,216,824 shares outstanding.

         Treasury Stock:

         Treasury stock is shown at cost, and as of August 31, 1996 consists of 10,078 shares.

         As of August 31, 1996, stock subscriptions receivable consist of the following:

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

9.       Stockholders' Equity: (Continued)

         Stock Subscriptions Receivable.

         8% note receivable from Langara Capital Foundation, principal and interest due January 31, 1996; secured by 75,000 shares of Everest Security Systems Corporation common
         stock.  This note receivable is in default.                160,050
                                                               ------------

                                                               $   201,358

10.      Stock Option Plan:

         The Company has issued stock options to various key employees and an outside consulting firm. As of August 31, 1996, the Company has granted options to purchase 174,720 and 10,000 shares of common stock at $2 and $3 per share, respectively. On December 31, 2000, the options expire. As of August 31, 1996, none of these options have been exercised.

         In October, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation", effective for years beginning in 1996. As of August 31, 1996, the Company has not determined if it will change its accounting policy for stock-based compensation, or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown. The Company does not expect adoption to have a material effect on its financial position or results of operations.

11.      Deferred Income Taxes:

         The timing differences that give rise to the deferred tax asset at August 31, 1996, are presented below:

                  Net operating loss carry forward                  $    48,500
                  Unrecognized holding loss on
                     available for sale securities                       15,625
                  Allowance for doubtful accounts                         6,825
                                                                         70,950
                  Less: valuation allowance                             (70,950)

                  Net deferred tax asset                              $       -
                                                                      =========

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)


11.      Deferred Income Taxes: (Continued)

         At August 31, 1996, the Company has a net operating loss carry forward for federal purposes of approximately $194,000, which expires in 2010.

         As a result of the Tax Reform Act of 1986, the Company's net operating loss carry forwards will be subject to significant annual limitations on utilization in future years as a result of a greater than fifty percent (50%) ownership change.

12.      Monitoring Contracts:

         The Company has  contracts  to perform  monitoring  services on various security alarm installations. As of October 1, 1996, the Company transferred all of their monitoring contracts to Guardian International.

13.      Statement of Cash Flows:

         Non-Cash Investing and Financing Activities:

         During the eight month period ended August 31, 1996, the Company recognized investing and financing activities that affected assets, liabilities and equity, but did not result in cash receipts or payments. These non-cash activities consist of the following:

                  The Company issued 75,000 shares of common stock to pay debt valued at $49,422.

                  The  Company   issued   22,000  shares  of  common  stock  for
                  consulting services valued at $2,200.

                  The Company accrued interest of $21,598 on stock subscriptions receivable.

                  The Company recognized a loss on a loan receivable to a related party valued at $28,100.

                  The Company had an unrecognized loss on investment in the amount of $28,100.

                  The  Company  forgave  a  stock  subscription   receivable  of
                  $120,000 in lieu of paying commission of $120,000 on stock offering.

               EVEREST SECURITY SYSTEMS CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)


14.      Major Customers:

         For the eight month period ended August 31, 1996, two (2) customers make up approximately twenty percent (20%) and twenty percent (20%) of the Company's sales, respectively.

15.      Commissions on Stock Issuance:

         For the eight month period ended August 31, 1996, commissions paid on stock issuance represents $120,000 in commissions which were paid in the form of stock to a company for funds raised in an offering started in 1995 and completed in 1996. The $120,000 was included in stock subscriptions receivable at December 31, 1996. An additional $350,000 was paid in connection with a private offering in 1996.

Exhibits

Exhibit                                                                    Page
   No.                     Description                                      No.

3 (i)             Articles of Incorporation dated October 30, 1986
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

3 (i)(a)          Amendment to the Articles of Incorporation
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

3 (i)(b)          Amendment to the Articles of Incorporation
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

3 (i)(c)          Amendment to the Articles of Incorporation

3 (ii)            Bylaws
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

4                 Specimen Stock Certificate

10 (a)            Share Purchase Agreement dated October 9, 1995
                           between Security Device Installers Inc. and
                           Everest Security Systems Corporation
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

10 (b)            Amendment to October 9, 1995 Share Purchase Agreement
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

10 (b)(1)         Executive Employment Agreement between Guardian
                           International, Inc. and Frank Bauer

10 (c)            Consulting Agreement between G.M. Capital
                           Partners, Ltd. and Guardian International, Inc.

10 (d)            Consulting Agreement between Harold Ginsburg and

                           Guardian International, Inc.

10 (e)            Consulting Agreement between Richard Ginsburg and
                           Guardian International, Inc.

10 (f)            Employee Stock Option Agreement with
                           G.M. Capital Partners, Ltd.

10 (g)            Employee Stock Option Agreement with
                           Frank Bauer Incorporated by reference to the Form 10-SB Filed May 6, 1996

10 (h)            Loan and Security Agreement between Heller Financial, Inc.
                           and Guardian International, Inc.

10 (h)(1)         Stock Pledge Agreement

10 (h)(2)         Guaranty

10 (h)(3)         Bank Letter

10 (h)(4)         Lock Box Service Agreement

10 (h)(5)         Borrowing Base Certificate

10 (h)(6)         Capital Appreciation Rights Agreement

10 (i)            Modification Agreement with Heller Financial, Inc.

10 (j)            Plan and Agreement of Merger, of Guardian International,
                           Inc. with and into Everest Security Systems
                           Corporation, incorporated by reference to Exhibit 2.1 AG. of the 8-K filed September 12, 1996.

21                Specialty Device Installers, Inc. and Federal Alarm Systems,
                           Inc., companies duly incorporated under the laws of the State of Florida, are wholly owned subsidiaries of the Registrant.

27                Financial Data Schedule


28                Guardian International, Inc. Incentive Stock Option Plan
                           Incorporated by reference to the Form 10-SB
                           Filed May 6, 1996

                                EXHIBIT 3 (i)(c)
filed State of Nevada Dec. 18, 1996

              CERTIFICATE OF AMENDMENT OF ARTICLE OF INCORPORATION
                                       OF
                          GUARDIAN INTERNATIONAL, INC.

                  We the undersigned Richard Ginsburg, President and Sheilah Ginsburg, Secretary, of Guardian International, Inc., a Nevada corporation (the "Company"), do hereby certify:

                  That the Board of Directors of said corporation at a meeting duly convened, held on the 14th day of November, 1996, adopted a resolution to amend the original articles as follows:

                  RESOLVED, Article First is deleted in its entirety and the following is inserted in lieu thereof:

                  "FIRST.           The name of the corporation is Guardian
International, Inc."

                  RESOLVED, Article Fourth is deleted in its entirety and the following is inserted in lieu thereof:

                  "FOURTH. The amount of the total authorized capital stock of the Company is 100,485,035 shares, consisting of: (i) 100,000,000 shares of 'Class A Voting Common Stock,' par value $0.001 per share; and (ii) 484,035 shares of 'Class B Nonvoting Common Stock,' par value $0.001 per share.

                           Except as otherwise provided herein, all shares of
Class A Voting Common Stock and Class B Nonvoting Common Stock will be identical and will entitle the holders thereof to the same rights and privileges.

                  1. Voting Rights. The holders of Class A Voting Common Stock will be entitled to one (1) vote per share on all matters to be voted on by the corporation's stockholders, and except as otherwise required by law, the holders of Class B Nonvoting Common Stock will have no right to vote their shares of Class B Nonvoting Common Stock on any matters to be voted on by the corporation's stockholders.

                  2. Dividends. When and as dividends are declared thereon, whether payable in cash, property or securities of the corporation, the holders of Class A Voting Common Stock and the holders of Class B Nonvoting Common Stock will be entitled to share ratably according to the number of shares of Class A Voting Common Stock or Class B Nonvoting Common Stock held by them, in such dividends; provided, that if dividends are declared which are payable in shares of Class A Voting Common Stock or Class B Nonvoting Common Stock, dividends will be declared which are payable at the same rate on both classes of common stock, and the dividends payable in shares of Class A Voting Common Stock to holders of Class A Voting Common Stock, and the dividends payable in shares of Class B Nonvoting Common Stock will be payable to the holders of Class B Nonvoting Common Stock.

                  3. Liquidation Rights. In the event any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Class A Voting Common Stock and Class B Nonvoting Common Stock shall be entitled to share ratably, according to the number of shares of Class A
Voting Common Stock or Class B Nonvoting Common Stock held by them, in the remaining assets of the Company available for distribution to its stockholders.

                  4.       Conversion of Class B Nonvoting Common Stock.

         (a)      At any time and from time to time, each
record holder of Class B Nonvoting Common Stock will be entitled to convert any and all of the shares of such holder's Class B Nonvoting Common Stock into the same number of shares of Class A Voting Common Stock at holder's election, provided, that each holder of Class B Nonvoting Common Stock shall only be entitled to convert any share or shares of Class B Nonvoting Common Stock to the extent that after giving effect to such conversion such holder or its affiliates shall not directly or indirectly own, control or have power to vote a greater quantity of securities of any kind issued by the Company than such holder and its affiliates are permitted to own, control or have power to vote under any law or under any regulation, rule or other requirement of any governmental authority at any time applicable to such holder and its affiliates.

       (b) Each conversion of shares of Class B Nonvoting Common Stock into shares of Class A Voting Common Stock will be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Company at any time during normal business hours, together with a written notice by the holder of such Class B Nonvoting Common Stock stating that such holder desires to convert the shares, or a stated number of the shares, of Class B Nonvoting Common Stock represented by such certificate or certificates into Class A Voting Common Stock and a written undertaking that upon such conversion such holder and its affiliates will not directly or indirectly own, control or have the power to vote a greater quantity of securities of any kind issued by the Company than such holders and its affiliates are permitted to own, control or have the power to vote under any applicable law, regulation, rule or other governmental requirement. Such conversion will be deemed to have effected as of the close of business on the date on which certificate or certificates have been surrendered and such notice has been received, and at such time the rights of the holder of the converted Class B Nonvoting Common Stock as such holder will cease and the person or persons in whose name or names the certificate or certificates for shares of Class A Voting Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record the shares of Class A Voting Common Stock represented thereby.

           (c) Promptly after such surrender and the receipt of such written notice, the Company will issue and deliver in accordance with the surrendering holder's instructions (i) the certificate or certificates for the Class A Voting Common Stock issuable upon such conversion and (ii) a certificate representing any Class B Nonvoting Common Stock which was represented by the certificate or certificates delivered to the Company in connection with such conversion but which was not converted.

    (d) If the Company in any manner subdivides or combines the outstanding shares of one class of either Class A Voting Common Stock or Class B Nonvoting Common Stock, the outstanding shares of the other class will be proportionately subdivided or combined.

   (e) In the case of, and as a condition to, any capital reorganization of, or any reclassification of the capital stock of, the Company (other than a subdivision or combination of shares of Class A Voting Common Stock or Class B Nonvoting Common Stock into a greater or lesser number of shares (whether with or without par value) or a change in the par value of Class A Voting Common Stock or Class B Nonvoting Common Stock or from par value to no par value) or in the case of, and as a condition to, the consolidation or merger of the Company with or into another corporation (other than a merger in which the corporation is the continuing corporation and which does not result in any reclassification of outstanding shares of Class A Voting Common Stock or Class B Nonvoting Common Stock), each share of Class B Nonvoting Common Stock shall be convertible into the number of shares of stock or other securities or property receivable upon such reorganization, reclassification, consolidation or merger by a holder of the number of shares of Class A Voting Common Stock of the Company in which such shares of Class B Nonvoting Common Stock was convertible immediately prior to such reorganization, reclassification, consolidation or merger; and, in any such case, appropriate adjustment shall be made in the application of the provisions set forth in this paragraph with respect to the rights and interests thereafter of the holders of Class B Nonvoting Common Stock to the end that the provisions set forth in this paragraph (including provisions with respect to the conversion rate) shall thereafter be applicable, as nearly as they reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of the shares of Class B Nonvoting Common Stock.

       (f) The shares of Class B Nonvoting Common Stock which are converted into shares of Class A Voting Common Stock as provided herein shall not be reissued.

    (g) The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock or its treasury shares, solely for the purpose of issue upon conversion of the Class B Nonvoting Common Stock as provided above, such number of Class A Voting Common Stock as shall then be issuable upon the conversion of all then outstanding shares of Class B Nonvoting Common Stock (assuming that all such shares of Class B Nonvoting Common Stock are held by persons entitled to convert such shares into Class A Voting Common Stock).

     (h) The issuance of certificates for Class A Voting Common Stock upon the conversion of Class B Nonvoting Common Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of Class A Voting Common Stock. The Company will not close its books against the transfer of Class B Nonvoting Common Stock or Class A Voting Common Stock issued or issuable upon the conversion of Class B Nonvoting Common Stock in any manner which would interfere with the timely conversion of Class B Nonvoting Common Stock."

                  The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 6,453,804; that the said change and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


                                      /s Richard Ginsburg
                                    --------------------------------
                                        Richard Ginsburg,  President



                                           /s Sheilah Ginsburg
                                    --------------------------------
                                         Sheilah Ginsburg,  Secretary

State of ______Florida__________

County of___Broward __________

                  On November 14, 1996, personally appeared before me, a Notary Public, Richard Ginsburg and Sheilah Ginsburg, who acknowledged that they executed the above instrument.


                                                /s L. Marlene Crossley
                                                 ----------------------------
                                                     (Signature of Notary)

                                                       Notary Stamp
                                                       Commission exp. 08/11/00

                                 EXHIBIT 10 (c)

Guardian International Inc.
Mr. Richard Ginsburg, President
3880 N. 28 Terrace
Hollywood, FL
33020-1118

Dear Mr. Ginsburg:

     This letter confirms the engagement agreement (the "Agreement") between G.M. Capital Partners, Ltd. ("GMC") and Guardian International Inc. a Florida Corporation, (hereinafter "Guardian" or the "Company") pursuant to which GMC will furnish management consulting, financial advisory and investor relations services. GMC will assist Guardian in the capacity as detailed below.

RESPONSIBILITY OF GMC

A. Subject to the terms and conditions hereof, GMC services will include, among other things, a due diligence overview of the Company including; reviewing Guardian's current financial position and projections relating to Guardian's capital requirements, analyzing the proforma effects of the financing on such projections, and rendering advice on methods of structuring such financing ("Financing").

     B. It is expressly acknowledged and agreed by the parties hereto that GMC's obligations do not insure the successful negotiation of or obtaining of any type of Financing for Guardian and any efforts for obtaining Financing shall be on a "best efforts" basis only. GMC is not a registered broker dealer.

C. The central task of GMC will be attracting suitable entities who are in the business of or interested in making equity or debt investments in companies such as Guardian. Our role will include assisting the Company in proposing an equity or debt investment in Guardian to prospective investors, presenting your analysis in support of the investment, and structuring and negotiating the financial terms of the investment.

D. We will also assist in the coordination of the many parties involved and attend to the numerous technical details required in arranging and finalizing any transaction. These tasks often present substantive issues or other difficulties and constitute the most time-consuming aspects of a Financing, requiring an anticipation of problems and experienced coordination of attorneys and other parties, as appropriate.

 2.INFORMATION

A. GMC will perform services for the Company in all areas generally considered to be management consulting, financial advisory and investor relations, including but not limited to the preparation and dissemination of financial publicity, annual and interim reports for stockholders and the financial community, preparation and dissemination of information concerning the Company's operations, and consultation with respect to financial negotiations with investment banking firms, lenders and private investors.

     B. Information to be released by GMC will be disseminated to general, financial and trade media, the investment banking community, banks and statistical organizations, all as deemed necessary or appropriate by GMC and the Company.

C. All information to be disseminated through GMC will be based upon material furnished by the Company and will be released only after receipt by GMC of final approval from the Company. The Company recognized that GMC may have, either at the present time or in the future, obligations imposed upon it by the federal securities laws to verify independently certain of the information contained in release being made through it. Accordingly, the Company agrees that GMC shall have the right to make such reasonable inquiries as it shall deem necessary or appropriate of officers and employees of the Company and its counsel and auditors with respect to information being released by GMC. The Company recognizes that the accuracy and completeness of all information contained in release ultimately rest with the Company and agrees to indemnify and hold GMC harmless from and against any loss and expense arising out of a claim that my information released by GMC is inaccurate or incomplete.

D. You acknowledge and understand that GMC, in order to perform its services effectively under this agreement, and to satisfy such obligation as may be imposed upon it by the federal securities laws, require the prompt receipt of all material information with respect to the Company, its operations and its prospects. Accordingly, you agree to furnish promptly to GMC copies of all reports and other filings with the Securities and Exchange Commission, all communications with Stockholders and all reports received from your auditors. Furthermore, you recognize the necessity of promptly notifying GMC of all material developments concerning the Company, its business and prospects and to supply GMC with sufficient information necessary for GMC to make a determination as to its compliance with its own procedures as well as any legal requirements.

3.     COMPENSATION TO GMC

In consideration of our services as set forth above, GMC shall be entitled to receive, and Guardian agrees to pay to GMC the following:

     A. GMC will receive an initial payment of $5,000 to be paid with the completion of the proposed funding of $10,000,000 (the "Initial Financing") for Guardian.
                                                        53

B. GMC will receive a success fee ("Success Fee") in the form of a cash payment in the amount of ten percent (10%) of the gross proceeds of any private Financing, including any form of equity, convertible debt, debt with warrants, debt with equity incentives to the lender, or any other form of equity, debt or guarantees obtained by or invested in Guardian payable upon closing or receipt of funds by Guardian or any entity described in Paragraph 6., whichever is earlier. In the event Guardian does a public financing or sells more than five (5%) percent of Guardian to any party, GMC will be entitled to a cash payment in the amount of three (3%) percent of the gross proceeds of the investment.

C. Guardian shall have sole discretion in determining what constitutes an acceptable Financing as contemplated by this Agreement. GMC shall earn the Success Fee only upon the closing or receipt of funds from a Financing as described in 3.B, above, and not merely for presenting a financing option or prospective investor which in Guardian's sole discretion is unacceptable.

D. GMC will be retained as Financial Advisor, Management Consultant and Investors Relations firm for the Company at a fee of $5,000 per month. Excluding the initial payment, monthly payments will commence on the first day on the month following the placement of the Initial Financing and will be payable on the first day of each month for twelve (12) consecutive months.

4.      EXPENSE REIMBURSEMENT

Guardian agrees to reimburse GMC all amounts due and owing GMC, under the terms of this Agreement, no later than fifteen (15) days after receiving an invoice for all customary or reasonable out-of-pocket expenses, including but not limited to, the cost of telephone calls, travel, facsimile transmission, translation, interpretation, paper duplication, due diligence reports, postage and delivery services, or fees of counsel incurred in connection with the performance by GMC of its duties as contemplated by this Agreement. All
out-of-town  travel,   counsel,  or  third  party  consultant  fees,  and  other
significant expenses (Over $250) will be approved by Guardian in advance. Guardian will make arrangements directly with and be responsible for cost of accountants, appraisers, counsel and other experts and for the costs of printing and circulating a business plan, memorandum or other documents prepared in connection with performing appropriate due diligence of this Financing. If we must file a lawsuit to collect any outstanding fees, out-of-pocket expenses, or other expenses due from Guardian, Guardian agrees to pay reasonable costs and attorneys' fees for such action.

5.EXCLUSIVITY

     A. From the  effective  date of this  Agreement,  Guardian and its officers will not engage any other person or entity to serve as its agent or representative to provide services similar to those
                                                        54
to be provided by GMC through the term of this Agreement without the prior written consent to GMC.


B. If for a period of two (2) years after successfully closing a Financing, as contemplated under this Agreement, Guardian desires to commence any Transaction (as hereinafter defined), GMC shall have the right of first refusal to act as Guardian's financial advisors, to arrange for placement agents or underwriters, as the case may be, with respect to my such Transaction or Transactions. For purposes of this Agreement, the term "Transaction" shall include each of the following; the purchase, sale, merger, consolidation or any other business combination, in one or a series of transactions involving Guardian or my sale of securities of Guardian or a New Entity as described below, effected pursuant to a private sale or an underwritten public offering.

C. If Guardian decides to actively pursue any such Transaction and GMC exercises the right of first refusal provided hereunder, GMC and Guardian will enter into an agreement appropriate to the circumstances containing provisions for among other things, compensation, indemnification, contribution, and representations and warranties which are usual and customary for similar agreements entered into by GMC or other investment bankers of national standing acting in similar transactions. Guardian agrees that it will not enter into any such Transaction, unless GMC has waived their right of first refusal with respect thereto or prior to or simultaneously with the consummation of such Transaction, until adequate provision is made with respect to the payment of compensation to GMC as contemplated hereby.

6.      ASSIGNMENT AND TRANSFER OF OBLIGATION

In the event that Guardian contributes, pledges, guarantees or otherwise conveys any of its assets (including without limitation the assets of its subsidiaries or affiliates to, or incurs any liabilities on behalf of, or grants the authority to operate its businesses or affiliated businesses) to a new entity, whether a corporation, partnership, sole proprietorship, or national person ("New Entity") for the purpose of obtaining Financing as contemplated by this Agreement, then GMC will be compensated by Guardian for whatever funds were received by the New Entity on the same basis as if the funds were invested directly in Guardian. The parties further agree that all Guardian's rights and obligations under the Agreement will be equally binding upon New Entity and that Guardian will not enter into or create any agreement, undertaking or legal obligation with a New Entity without requiring said New Entity to accept and satisfy Guardian's right and obligations under this Agreement as if they were their own.

7.      TWO YEAR PROVISIONS

If, within two (2) years from the termination of this Agreement, Guardian or its officers consummate any Financing with any party to whom Guardian or its officers were introduced by GMC or who was contacted by GMC in connection with its services for Guardian hereunder, or who received information prepared by GMC in connection with the Financing, then Guardian shall pay to GMC the agreed upon compensation.

8. TERMINATION

This agreement shall terminate twelve (12) months from the above written date of this Agreement unless extended in writing and signed by both parties. GMC shall be paid by Guardian all fees earned through Termination Date together with reimbursement of all expenses due hereunder. All such fees and reimbursement due GMC shall be paid on or before the Termination Date. Notwithstanding anything expressed or implied herein to the contrary, the terms and provisions of Section 2, 3, 4, 5, 6, 7, 9, 10, 11, 12, 13, 14, 15, and 16 shall survive the termination of this Agreement.

9.     INDEMNIFICATION

Since we will be acting on your behalf, it is our practice to receive indemnification. Guardian agree to indemnify and hold harmless GMC against any and all losses, claims, damages, liabilities or costs (and all actions in respect thereof and my reasonable legal or other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), including the costs of investigating, preparing or defending any such action or claim whether or not in connection with litigation in which GMC is a party, as and when incurred, directly or indirectly, caused by, relating to, based upon, or arising out of; (a) any financing (as defined in or contemplated by this engagement letter agreement, as it may be amended from time to time (the "Agreement"); or
(b) GMC's acting for Guardian including without limitation, any act or omission by GMC in connection with its acceptance of or of the performance or nonperformance of its obligations under the Agreement; provided, however such indemnity agreement shall not apply to any such loss, claim, damage, liability or cost to the extent it is found to have resulted primarily and indirectly from the gross negligence or willful misconduct of GMC. Guardian also agrees that GMC shall not have any liability (whether direct or indirect, in contract or tort or otherwise) to Guardian for or in connection with the engagement of GMC, except for any such liability for losses, claims, damages, liabilities or expense that is found to have resulted primarily and directly from GMC's gross negligence or willful misconduct.

This Indemnification Agreement shall be in addition to my liability which Guardian may otherwise have to GMC or its affiliates, and the indemnification provided for shall extend to J.A. Michie (North American Business Agent), GMC's officers, employees, agents, legal counsel and controlling persons of GMC within the meaning of the Securities Act of 1933, as amended. All references to GMC in this Indemnification Agreement shall be understood to include any of the foregoing.

If any action proceeding, or investigation is commenced or claim is made as to which GMC proposes to demand indemnification, it will notify Guardian with reasonable promptness. Guardian reserves the right to assume the defense of GMC with counsel of its choosing, which counsel shall be reasonably acceptable to GMC. Guardian will be liable for my settlement of my claim against GMC made without its written consent. GMC may not settle any claim without the consent of Guardian.

No person found liable for fraudulent misrepresentation shall be entitled to contribution from my person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, GMC shall not be obligate to contribute an amount under this Agreement that exceeds the amount of fees GMC previously received pursuant to this Agreement. If the indemnification provided for in this Indemnification Agreement shall for any reason be unavailable to GMC in respect of any loss, claim, damage, or liability, or my action in respect thereof, referred to therein, then each Indemnifying Party shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, or liability, or any action in respect thereof; (i) in such proportion as shall be appropriate to reflect the relative benefits received by Guardian from the applicable Financing; or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of GMC with respect to the actions or inactions (including statements and omissions) that resulted in such loss, claim, damage, or liability, or my action in respect thereof, as well as any other relevant equitable considerations.

10.     ENTIRE AGREEMENT

The Parties agree that the Agreement embodies the entire agreement and understanding of the Parties and that no understanding or agreements, verbal or otherwise, exists between the Parties except as set forth in the Agreement. Any modification to the Agreement must he reduced to writing, signed by both Parties, and attached to the Agreement to be effective.

It.     SEVERABILITY

Should any section or any part of my section of the Agreement be rendered void, invalid, or unenforceable by any court of law for any reason such determination shall not render void, invalid, or unenforceable my other section or any part of any section in the Agreement.

12.     SURVIVAL OF REPRESENTATIONS

Each Party, for itself, and its successors, heirs, executors, administrators, representatives, insures, agents, and assigns covenants and agrees that all representations made hereunder and obligations created hereunder shall apply to their successors and assigns provided however, that GMC shall not assign this Agreement to a third party without the prior written consent of a duly authorized representative of Guardian which consent shall not be unreasonably withheld.

13.     NOTICES

Any required notices under this Agreement shall be made by overnight courier or certified mail, postage prepaid and return receipt requested as follows:


If to GMC:

                  G.M. Capital Partners, Ltd.
                  Mr. Michael Macey
                  Hirzel House, Smith Street
                  St. Peters Port, Guernsey
                  Channel Islands, GY1 2NG

                  With copies to:
                  Mr. LA.  Michie
                  North American Business Agent
                  G.M. Capital Partners, Ltd.
                  P.O. Box 231
                  Port Coquitlam, B.C.
                  V3C 3V7 Canada

                  If to Guardian:

                  Guardian International Inc.
                  Mr. Richard Ginsburg, President
                  3880 N. 29 Terrace
                  Hollywood, FL
                  33020-1118

14.     CHOICE OF LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of Florida, without giving effect to the State of Florida's choice of law principle and all actions arising under this Agreement or arising out of the operative facts represented by services performed pursuant to this Agreement shall be resolved in the courts of the State of Florida.

15.     HEADINGS

The headings are for informational purposes only and shall not constitute a part of this Agreement.

16.     NO WAIVER OF BREACH

Waiver of any one breach of the provisions of this Agreement shall not be deemed a waiver of any other breach of the same or any other provision of this Agreement.

AGREED AND ACCEPTED:


Please confirm that the foregoing correctly sets forth our mutual understanding by signing and returning the copy of this Agreement provided for that purpose.

Guardian International Inc.                G.M. Capital Partners, Ltd.
Mr. Richard Ginsburg                                 J.A. Michie
                                                    North America Business Agent


By: /s/Richard Ginsburg/                   By:/s/J.A. Michie/
Title:            President                       Title: North American Business
Agent

Date:                                                Date:

                                 EXHIBIT 10 (d)

                        INDEPENDENT CONTRACTOR AGREEMENT

This Independent Contractor Agreement ("Agreement") is made and effective this August 15, 1996, by and between Mr. Harold Ginsburg ("Consultant") and Guardian International, Inc., a Nevada Corporation ("Company").

Now, therefore, Consultant and Company agree as follows:

1.                Engagement.

Company hereby engages Consultant, and Consultant accepts engagement, to provide to Company the following services:

Acquisition Consulting Relating to the purchase of security alarm companies and accounts

1.   Business Management Consulting


2.       Term.

Consultant shall provide services to Company pursuant to this Agreement for a term commencing on August 15, 1996 and ending on August 14, 1997.

3.       Place of Work.

Consultant shall render services primarily at Consultant's offices, but will, upon request, provide the services at Company offices or such other places as reasonably requested by Company as appropriate for the performance of particular services.

4.       Time.

Consultant's daily schedule and hours worked under this Agreement on a given day shall generally be subject to Consultant's discretion, provided that Consultant and Company anticipate that Consultant shall work on average ten (10) hours per week in the performance of services pursuant to this Agreement Company relies upon Consultant to devote sufficient time as is reasonably necessary to fulfill the spirit and purpose of this Agreement.

5.       Payment.

Company shall pay Consultant five thousand dollars ($5,000) per month for services performed pursuant to this Agreement. Payment shall be made on the fifteenth day of each month.

6.       Termination.

         A.  This Agreement may be terminated by Company as follows:

                  i. If Consultant is unable to provide the consulting services by reason of temporary or permanent illness, disability, incapacity or death.

                  ii. Breach or default of any obligation of Consultant pursuant to Section 6, Covenant Not to Compete, or Section 7, Confidentiality, of this Agreement.

                  iii. Breach or default by Consultant of any other material obligation in this Agreement, which breach or default is not cured within five (5) days of written notice from Company.

         B.  Consultant may terminate this Agreement as follows:

                  i. Breach or default of any material obligation of Company, which breach or default is not cured within five (5) days of written notice from Consultant.

                  ii. If Company files protection under the federal bankruptcy laws, or any bankruptcy petition or petition for receiver is commenced by a third party against Company, any of the foregoing of which remains undismissed for a period of sixty
                  (60) days.

7.       Independent Contractor.

Consultant is and throughout this Agreement shall be an independent contractor and not an employee, partner or agent of Company. Consultant shall not be entitled to nor receive any benefit normally provided to Company's employees such as, but not limited to, vacation payment, retirement, health care or sick pay. Company shall not be responsible for withholding income or other taxes from the payments made to Consultant. Consultant shall be solely responsible for filing all returns and paying any income, social security or other tax levied upon or determined with respect to the payments made to Consultant pursuant to this Agreement.

8.       Tools and Supplies.

Unless otherwise agreed to by Company in advance, Consultant shall be solely responsible for procuring, paying for and maintaining any computer equipment, software, paper, tools or supplies necessary or appropriate for the performance of Consultant's services hereunder.

9.       Controlling Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

10.      Headings.

The headings in this Agreement are inserted for convenience only and shall not be used to define, limit or describe the scope of this Agreement or any of the obligations herein.

11.      Final Agreement.

This Agreement constitutes the final understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements between the parties, whether written or oral. This Agreement may be amended, supplemented or changed only by an agreement in writing signed by both of the parties.

12.      Notices.

Any notice required to be given or otherwise given pursuant to this Agreement shall be in writing and shall be hand delivered, mailed by certified mail, return receipt requested or sent by recognized overnight courier service as follows:

         If to Consultant:

         Mr. Harold Ginsburg
         3651 N. 55th Avenue
         Hollywood, FL 33021-2343

         If to Company:

         Guardian International, Inc.
         3880 N. Terrace
         Hollywood, FL
         33020-1118

13.      Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first above written.

                          Guardian International, Inc.


__/s Harold Ginsburg_____________    By: _______/s Richard Ginsburg____________
           Harold Ginsburg                        Richard Ginsburg, President

                                 EXHIBIT 10 (e)

                         EXECUTIVE EMPLOYMENT AGREEMENT

     This Executive  Employment  Agreement  ("Agreement")  is made and effective
this  day  of  August,  1996,  by  and  between  Guardian  International,   Inc.
("Company") and Richard Ginsburg ("Executive").

NOW, THEREFORE, the parties hereto agree as follows:

1.  Employment.

Company hereby agrees to initially employ Executive as its President of the Company and Executive hereby accepts such employment in accordance with the terms of this Agreement and the terms of employment applicable to regular employees of Company. In the event of any conflict or ambiguity between the terms of this Agreement and terms of employment applicable to regular employees, the terms of this Agreement shall control.

2.  Duties of Executive.

The duties of Executive shall include the performance of all of the duties typical of the office held by Executive as described in the bylaws of Company and such other duties and projects as may be assigned by a superior officer of Company, if any, or the board of directors of the Company. Executive shall devote his entire productive time, ability and attention to the business of Company and shall perform all duties in a professional, ethical and businesslike manner. Executive will not, during the term of this Agreement, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor, or in any other capacity, either with or without compensation, without the prior written consent of the Company.

3.  Compensation.

Executive will be paid compensation during this Agreement as follows:

A. A base salary of ninety thousand ($90,000) per year, payable in installments according to Company's regular payroll schedule. The base salary shall be adjusted at the end of each year of employment at the discretion of the board of directors and said salary shall not be reduced below the initial base salary.


4.  Benefits.

A. Vacation. Executive shall be entitled to fourteen (14) paid vacation days each year.

B. Sick Leave. Executive shall be entitled to sick leave and emergency leave according to the regular policies and procedures of Company. Additional sick leave or emergency leave over and above paid leave provided by Company, if any, shall be unpaid and shall be granted at the discretion of the board of directors.

C. Pension and Profit Sharing Plans. Executive shall be entitled to participate in any pension or profit sharing plan or other type of plan adopted by Company for the benefit of its officers and/or regular employees.

D. Expense Reimbursement. Executive shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Executive in the performance of Executive's duties. Executive will maintain records and written receipts as required by Company policy and reasonably requested by the board of directors to substantiate such expenses.

E. Automobile. Company will provide to Executive the use of an automobile of Executive's choice at a monthly installment or lease payment. Company agrees to replace the automobile with a new one at Executive's request no more often than once every two years. Company will pay all automobile operating expenses incurred by Executive in the performance of an Executive's company duties. Company will procure and maintain in force an automobile liability policy for the automobile with coverage, including Executive, in the minimum amount of $1,000,000 combined single limit on bodily injury and property damage.

5.  Term and Termination.

A. The Initial Term of this Agreement shall commence on August 15, 1996 and it shall continue in effect for a period of Five (5) years. Thereafter, the Agreement shall be renewed upon the mutual agreement of Executive and Company. This Agreement and Executive's employment may be terminated at Company's discretion during the Initial Term, provided that Company shall pay to Executive an amount equal to payment at Executive's base salary rate for the remaining period of Initial Term.

B. In the event that Executive is in breach of any material obligation owed Company in this Agreement, habitually neglects the duties to be performed under this Agreement, engages in any conduct which is dishonest, damages the reputation or standing of the Company, or is convicted of any criminal act or engages in any act of moral turpitude, then Company may terminate this Agreement upon five (5) days notice to Executive. In event of termination of the agreement pursuant to this subsection, Executive shall be paid only at the then applicable base salary rate up to and including the date of termination. Executive shall not be paid any incentive salary payments or other compensation, prorated or otherwise.

C. In the event Company is acquired, or is the non-surviving party in a merger, or sells all or substantially all of its assets, this Agreement shall not be terminated and Company guarantees that the transferee or surviving company is bound by the provisions of this Agreement.

D. In the event Executive terminates this agreement or is subject to termination under paragraph B. above, and because executive has had access to information pertaining to the business of the Company which may be secret and confidential, including the names, addresses and other data pertaining to customers and employees, and formulas, the Executive agrees that, effective upon the date of this Agreement, and for a period of two (2) years from the date of termination from this Agreement, he will not, in or with respect to any geographical area where the Company does business, directly or indirectly, be financially interested in, or represent or render any advice or services to, any other business which is competitive with that of the Company, nor remove from the Company's premises either originals or copies in any form of the names, addresses or telephone numbers of any customers or employees of the Company or any other confidential or proprietary information; provided, however, that the foregoing restriction shall not preclude the Executive from the ownership of less than two (2%) percent of the voting securities of any company whose securities are traded on a national securities exchange or in the over the counter market, even if its business competes with that of the Company. Further, the Executive agrees that, in the event he shall violate any of the restrictions of this Section, Company will be without adequate remedy at law and will therefore be entitled to enforce such restrictions by temporary or permanent injunctive or mandatory relief obtained in action or proceeding instituted in any court of competent jurisdiction without the necessity of proving damage without prejudice to any other remedies it may have at law or in equity.

6.  Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services;

If to Company:

Guardian International, Inc.
3880 N. 28 Terrace
Hollywood, FL
33020-1118

If to Executive:

Mr. Richard Ginsburg
P.O. Box 800207
Miami, FL
33280-0207

7.  Final Agreement.

This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only by a further writing that is duly executed by both parties.

8.  Governing Law.

This Agreement shall be construed and enforced in accordance with the laws of the state of Florida.

9.  Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

10.  No Assignment.

Neither this Agreement nor any or interest in this Agreement may be assigned by Executive without the prior express written approval of Company, which may be withheld by Company at Company's absolute discretion.

11.  Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

12.  Arbitration.

The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Florida, or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. The prevailing party shall be entitled to costs plus expenses, including attorney fees, associated with arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Guardian International Inc., A Nevada Corporation




By:
         Authorized Signature

/s Richard Ginsburg

         Richard Ginsburg

                                 EXHIBIT 10 (h)

                           LOAN AND SECURITY AGREEMENT


                                     between


                          GUARDIAN INTERNATIONAL, INC.,

                                  as Borrower,


                                       and


                             HELLER FINANCIAL, INC.,

                                    as Lender


                             As of November 16, 1994

                                TABLE OF CONTENTS


  SECTION 1         DEFINITIONS

  1.1      Certain Defined Terms...........................................1
  1.2      Accounting Terms............................................... 10
  1.3      Other Definitional Provisions...................................11

  SECTION 2         LOANS AND COLLATERAL

  2.1      Loans...........................................................11
             (A)      Revolving Loan.......................................11
             (B)      Eligible Contracts...................................12
             (C)      Borrowing Mechanics..................................14
  2.2      Interest........................................................14
  2.3      Fees............................................................15
             (A)      Funding Fee; Additional Funding Fee..................15
             (B)     Capital Appreciation Rights...........................15
  2.4      Payments and Prepayments........................................15
             (A)      Manner and Time of Payment...........................15
             (B)      Mandatory Prepayments................................16
                        (1)  Overadvance  .................................16
                        (2)  Proceeds of Asset Dispositions................16
                        (3)  Excess Cash Flow..............................16
             (C)      Voluntary Prepayments and Repayments................ 17
             (D)      Payments on Business Days........................... 17
  2.5      Term of this Agreement......................................... 17
  2.6      Statements; Application of Payments............................ 17
  2.7      Grant of Security Interest..................................... 17
  2.8      Taxes...........................................................18
           (A)      No Deductions .........................................18
           (B)     Changes in Tax Laws.....................................18
  2.9      Exclusivity; Right of First Refusal.............................19

  SECTION 3         CONDITIONS TO LOANS

  3.1      Conditions to Initial Loans.................................... 19
           (A)     Closing Deliveries..................................... 19
           (B)     Security Interests..................................... 19
           (C)     Representations and Warranties......................... 19
           (D)     Fees................................................... 20
           (E)     No Default............................................. 20

                                            (i)

           (F)     Performance of Agreements............................. 20
           (G)     No Prohibition........................................ 20
           (H)     Margin Regulations.................................... 20
           (I)     No Litigation......................................... 20
  3.2      Further Conditions to Later Loans..............................20

  SECTION 4         BORROWER'S REPRESENTATIONS AND WARRANTIES

  4.1      Organization, Powers, Capitalization...........................21
           (A)      Organization and Powers...............................21
           (B)      Capitalization........................................21
  4.2      Authorization of Borrowing, No Conflict........................21
  4.3      Financial Condition............................................22
  4.4      Indebtedness and Liabilities...................................22
  4.5      Account Warranties.............................................22
  4.6      Names..........................................................22
  4.7      Locations; FEIN................................................22
  4.8      Title to Properties; Liens.....................................22
  4.9      Litigation; Adverse Facts......................................22
  4.10     Payment of Taxes...............................................23
  4.11     Performance of Agreements......................................23
  4.12     Employee Benefit Plans.........................................23
  4.13     Intellectual Property..........................................23
  4.14     Broker's Fees..................................................23
  4.15     Environmental Compliance.......................................23
  4.16     Solvency.......................................................24
  4.17     Disclosure.....................................................24
  4.18     Insurance......................................................24
  4.19     Compliance with Laws...........................................24
  4.20     Bank Accounts..................................................24
  4.21     Subsidiaries...................................................24
  4.22     Use of Proceeds and Margin Security............................25
  4.23     Employee Matters...............................................25
  4.24     Governmental Regulation........................................25

SECTION 5         AFFIRMATIVE COVENANTS

  5.1      Financial Statements and Other Reports.  ......................25
           (A)      Monthly Financials....................................25
           (B)      Quarterly Financials..................................26
           (C)      Year-End Financials...................................26
           (D)      Accountants' Certification and Reports................26
           (E)      Compliance Certificate................................26
           (F)      Borrowing Base Certificates...........................27

                                            (ii)

           (G)      Aging Reports........................................27
           (H)      Management Report....................................27
           (I)      Appraisals...........................................27
           (J)      Government Notices...................................27
           (K)      Events of Default, etc...............................27
           (L)      Trade Names..........................................27
           (M)      Locations............................................28
           (N)      Bank Accounts........................................28
           (O)      Litigation...........................................28
           (P)      Other Information....................................28
           (Q)      Projections..........................................28
  5.2      Inspection....................................................28
  5.3      Collateral Records............................................28
  5.4      Account Covenants; Verification...............................29
  5.5      Collection of Accounts and Payments...........................29
  5.6      Endorsement...................................................29
  5.7      Corporate Existence...........................................30
  5.8      Payment of Taxes..............................................30
  5.9      Maintenance of Properties; Insurance..........................30
  5.10     Compliance with Laws..........................................30
  5.11     Further Assurances............................................30
  5.12     Collateral Locations..........................................30

SECTION 6   FINANCIAL COVENANT...........................................31

SECTION 7   NEGATIVE COVENANTS

  7.1      Indebtedness and Liabilities.  ...............................31
  7.2      Guaranties....................................................31
  7.3      Transfers, Liens and Related Matters..........................31
           (A)      Transfers............................................31
           (B)      Liens................................................32
           (C)      No Negative Pledges..................................32
           (D)      No Distributions.....................................32
  7.4      Investments and Loans.........................................32
           7.5      Restriction on Fundamental Changes...................32
  7.6      Transactions with Affiliates..................................32
  7.7      Environmental Liabilities.....................................32
  7.8      Conduct of Business/Noncompetition............................32
  7.9      Compliance with ERISA.........................................33
  7.10     Tax Consolidations............................................33
  7.11     Subsidiaries..................................................33
  7.12     Fiscal Year...................................................33

                                           (iii)

  7.13     Press Release; Public Offering Materials.......................33
  7.14     Bank Accounts..................................................33

SECTION 8   DEFAULT, RIGHTS AND REMEDIES

  8.1      Event of Default...............................................33
           (A)      Payment...............................................33
           (B)      Default in Other Agreements...........................33
           (C)      Breach of Certain Provisions..........................34
           (D)      Breach of Warranty....................................34
           (E)      Other Defaults Under Loan Documents...................34
           (F)      Change in Ownership...................................34
           (G)      Involuntary Bankruptcy; Appointment of Receiver, etc..34
           (H)      Voluntary Bankruptcy; Appointment of Receiver, etc....34
           (I)      Liens.................................................35
           (J)      Judgment and Attachments..............................35
           (K)      Dissolution...........................................35
           (L)      Injunction............................................35
           (M)      Invalidity of Loan Documents..........................35
           (N)      Failure of Security...................................35
           (O)      Damage, Strike, Casualty..............................35
           (P)      Licenses and Permits..................................36
  8.2      Suspension of Commitments......................................36
  8.3      Acceleration...................................................36
  8.4      Remedies.......................................................36
  8.5      Appointment of Attorney-in-Fact................................37
  8.6      Limitation on Duty of Lender with Respect to Collateral.  .....37
  8.7      Application of Proceeds........................................37
  8.8      License of Intellectual Property...............................38
  8.9      Waivers, Non-Exclusive Remedies................................38

SECTION 9  MISCELLANEOUS

  9.1      Assignments and Participations.................................38
  9.2      Set Off........................................................38
  9.3      Expenses and Attorneys' Fees...................................39
  9.4      Indemnity......................................................39
  9.5      Amendments and Waivers.........................................40
  9.6      Notices........................................................40
  9.7      Survival of Warranties and Certain Agreements..................41
  9.8      Indulgence Not Waiver..........................................41
  9.9      Marshaling; Payments Set Aside.................................41
  9.10     Entire Agreement...............................................41
  9.11     Independence of Covenants......................................41

                                            (iv)

  9.12     Severability.................................................. 42
  9.13     Headings................................................ ......42
  9.14     Applicable Law.  ....................................... ......42
  9.15     Successors and Assigns.................................. ......42
  9.16     No Fiduciary Relationship; Limitation of Liabilities.... ......42
  9.17     Consent to Jurisdiction................................. ......42
  9.18     Waiver of Jury Trial.................................... ......43
  9.19     Construction............................................ ......43
  9.20     Counterparts; Effectiveness............................. ......43
  9.21     No Duty................................................. ......43
  9.22     Exculpation............................................. ......43

                                                   (v)

                           LOAN AND SECURITY AGREEMENT


         This LOAN AND SECURITY AGREEMENT is dated as of November 16, 1994 and entered into by and between GUARDIAN INTERNATIONAL, INC., a Florida corporation ("Borrower"), with its principal place of business at 3880 North 28th Terrace, Hollywood, Florida 33020 and HELLER FINANCIAL, INC., a Delaware corporation ("Lender"), with offices at 500 West Monroe Street, Chicago, Illinois 60661. All capitalized terms used herein are defined in Section 1 of this Agreement.

         WHEREAS, Borrower desires that Lender extend a credit facility to Borrower to refinance existing Eligible Contracts (as defined herein) and purchase new Eligible Contracts; and

         WHEREAS, Borrower desires to secure its obligations under the Loan Documents by granting to Lender a security interest in and lien upon certain of Borrower's property; and

         WHEREAS, Harold Ginsburg, an individual and Sheilah Ginsburg, an individual, (collectively, "Guarantors" is willing to guaranty certain of the obligations of Borrower to Lender under the Loan Documents in accordance with the terms of the Guaranty (as defined below).

         NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrower and Lender agree as follows:

                              SECTION 1 DEFINITIONS
     1.1 Certain Defined Terms. The following terms used in this Agreement will have the following meanings:
         "Accounts" means, all "accounts" (as defined in the UCC) now owned or hereafter created or acquired by Borrower, including all Eligible Contracts, accounts receivable, contract rights and general intangibles relating thereto, notes, drafts and other forms of obligations owed to or owned by Borrower arising or resulting from the sale of goods or the rendering of services, all proceeds thereof, all guaranties and security therefor, and all goods and rights represented thereby or arising therefrom including the right of stoppage in transit, replevin and reclamation.

     "Additional Funding Fee" has the meaning assigned to that term in subsection 2.3(A).
         "Affiliate" means any Person (other than Lender): (a) directly or indirectly controlling, controlled by, or under common control with, Borrower;
(b) directly or indirectly owning or holding five percent (5%) or more of any equity interest in Borrower; or (c) five percent (5%) or more of whose voting stock or other equity interest is directly or indirectly owned or held by Borrower. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with") means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise.

         "Aging Report" means a report duly executed by the chief executive officer or chief financial officer of Borrower appropriately completed and in the form attached hereto as Exhibit A.

         "Agreement" means this Loan and Security Agreement as it may be amended, supplemented or otherwise modified from time to time.

         "Alarm System" means an residential home security system installed by a Dealer and with respect to which Borrower has entered into a Contract or purchased a Contract from a Dealer.

         "Asset Disposition" means the disposition, whether by sale, lease, transfer, loss, damage, destruction, condemnation or otherwise, of any or all of the assets of Borrower.

     "Borrower" has the meaning assigned to that term in the preamble to this Agreement.

     "Borrowing  Base"  has the  meaning  assigned  to that  term in  subsection
2.1(A).

         "Borrowing  Base  Certificate"   means  a  certificate  and  assignment
schedule duly executed by an officer of Borrower appropriately completed and in substantially the form of Exhibit B.

         "Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the States of Illinois or Florida, or is a day on which banking institutions located in any such states are closed.

         "Capital Appreciation Rights" means the right of Lender or its successor or assign to participate in twenty-four and ninety-nine one hundredths percent (24.99%) of the equity appreciation of Borrower, in accordance with the terms of the CAR Documents.

         "Capital Expenditures" means all expenditures for (including deposits), or contracts for expenditures with respect to, any fixed assets or improvements, or for replacements, substitutions or additions thereto, which have a useful life of more than one year, including the direct or indirect acquisition of such assets by way of increased product or service charges, offset items or otherwise, including the principal portion of payments made during such period under or with respect to Capital Leases.

         "Capital Lease" means any lease of any property (whether real, personal or mixed) that, in conformity with GAAP, should be accounted for as a capital lease.

         "CAR  Documents"  means  the  documents,   instruments  and  agreements
evidencing Lender's Capital Appreciation Rights.

         "Cash Equivalents" means: (a) marketable direct obligations issued or unconditionally guarantied by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within six (6) months from the date of acquisition thereof;
(b) commercial paper maturing no more than six (6) months from the date issued and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Corporation or at least P-1 from Moody's Investors Service, Inc.; and (c) certificates of deposit or bankers' acceptances maturing within six (6) months from the date of issuance thereof issued by, or overnight reverse repurchase agreements from, any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having combined capital and surplus of not less than $250,000,000 and not subject to setoff rights in favor of such bank.

         "Closing Certificate" means a certificate duly executed by the chief executive officer or chief financial officer of Borrower appropriately completed and in substantially the form of Exhibit C.

         "Closing Date" means November 18, 1994.

         "Collateral" has the meaning assigned to that term in subsection 2.7.

         "Collecting Banks" has the meaning assigned to that term in subsection 5.5.

         "Compliance Certificate" means a certificate duly executed by the chief executive officer or chief financial officer of Borrower appropriately completed and in substantially the form attached hereto as Exhibit D.

         "Contract Obligor" means the residential homeowner obligated under a Contract to make periodic payments to Borrower for alarm monitoring services.

         "Contract" means a contract by and between a Contract Obligor and Borrower or by and between a Contract Obligor and a Dealer and assigned to Borrower, for the electronic monitoring of an Alarm System.

         "Credit Score" means a credit report with respect to a Contract Obligor prepared by a credit rating service selected by Lender at Borrower's sole expense.

         "Custodian" means Lender, or, at Lender's option, such other Person designated by Lender and approved by Borrower (such approval not to be unreasonably withheld or delayed), acting as agent for Lender, which at any time is authorized by Lender in writing to maintain physical possession of the Contracts.

         "Custody Agreement" means the agreement among Borrower, Lender and the Custodian substantially in the form attached hereto as Exhibit E.


         "Dealer" means a retail seller and installer of Alarm Systems that (i) has been in the business of selling and installing Alarm Systems not less than twenty-four (24) months on the date such Dealer installs an Alarm System, (ii) maintains at all times business liability insurance of not less than $1,000,000,
(iii) provides warranty service and maintenance to each Alarm System sold by such Dealer for a period of not less than one year from the date of sale or installation, and (iv) has all legally required permits and licenses for the conduct of its business.

         "Default" means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default if that condition or event were not cured or removed within any applicable grace or cure period.

         "Default Rate" has the meaning assigned to that term in subsection 2.2.

         "EBIDAT" means, without duplication, for any period, the following, each calculated for such period: (a) Net Income; plus (b) any deduction of income and franchise taxes made in the determination of Net Income; plus (c) Interest Expenses paid or accrued and deducted in determining Net Income; plus
(d) amortization and depreciation deducted in determining Net Income; plus (e) other non-cash charges (excluding accruals in the ordinary course of business) to the extent included in determining Net Income.

         "Eligible Contracts" has the meaning assigned to that term in sub-
section 2.1(B).

         "Employee Benefit Plan" means any employee benefit plan within the meaning of Section 3(3) of ERISA which (a) is maintained for employees of any Loan Party or any ERISA Affiliate or (b) has at any time within the preceding six (6) years been maintained for the employees of any Loan Party or any current or former ERISA Affiliate.

         "Environmental Laws" means any present or future federal, state or local law, rule, regulation or order relating to pollution, waste, disposal, industrial hygiene or the protection of human health or safety, plant life or animal life, natural resources or the environment.

         "Equipment" means all "equipment" (as defined in the UCC) now owned or hereafter acquired by Borrower including, without limitation, all machinery, motor vehicles, trucks, trailers, vessels, aircraft and rolling stock and all parts thereof and all additions and accessions thereto and replacements therefor.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute and all rules and regulations promulgated thereunder.

         "ERISA Affiliate", as applied to any Loan Party, means any Person who is a member of a group which is under common control with any Loan Party, who together with any Loan Party is treated as a single employer within the meaning of Section 414(b) and (c) of the IRC.

        "Event of Default" means each of the events set forth in subsection 8.1.

         "Excess Cash Flow" means, for any period, without duplication, the total of the following for Borrower, each calculated for such period: (a) EBIDAT; plus (b) tax refunds actually received; plus (c) increases in deferred taxes; less (d) Capital Expenditures (to the extent actually made in cash); less
(e) income and franchise taxes paid or accrued by shareholders of Borrower attributable to income of Borrower (excluding accrued tax credits, tax deductions and deferred income tax payments) and sales taxes to be remitted to the Florida Department of Revenue with respect to Contracts; less (f) decreases in deferred income taxes resulting from tax payments actually made by shareholders of Borrower attributable to income to income of Borrower; less (g) Interest Expenses (to the extent actually paid; less (h) scheduled amortization of Indebtedness (other than the Loans) actually paid; less (i) the Servicing Fee (to the extent actually paid); less (j) a per annum return of eight percent (8%) on Principal's Equity Investment ("Principal's Return"); less (k) the amount, if any, of Principal's Equity Investment actually distributed to or at the direction of, or otherwise withdrawn by, Harold Ginsburg; and plus (l) decreases in Working Capital (or less increases in Working Capital); provided that for purposes of this definition, the following items will be excluded from calculations of changes in Working Capital: cash, Cash Equivalents, the current portion of long-term Indebtedness and the principal balance of the Loans. In the event no moneys are available to be distributed to pay Principal's Return pursuant to clause (j) of this definition, then Principal's Return will accrue and may be distributed in subsequent periods to the extent moneys are available pursuant to clause (j) of this definition.

         "Federal Funds Effective Rate" means, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the immediately following Business Day by the Federal Reserve Bank of New York or, if such rate is not published for any Business Day, the average of the quotations for the day of the requested Loan received by Lender from three Federal funds brokers of recognized standing selected by Lender.

         "Fiscal Year" means each twelve month period ending on the last day of December in each year.

         "Funding Date" means the date of each funding of a Loan.

         "Funding Fee" has the meaning assigned to that term in subsection
2.3(A).

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public

Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination.

         "Guarantors" has the meaning assigned to that term in the preamble to this Agreement.

         "Guaranty" means the Guaranty executed and delivered by Guarantors, substantially in the form of Exhibit F, as such agreement may hereafter be amended, restated, supplemented or otherwise modified from time to time.

         "Hazardous Material" means all or any of the following: (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as "hazardous substances", "hazardous materials", "hazardous wastes", "toxic substances" or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity or "EP toxicity"; (b) oil, petroleum or petroleum derived substances, natural gas, natural gas liquids or synthetic gas and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (c) any flammable substances or explosives or any radioactive materials; and (d) asbestos in any form or electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyl in excess of fifty parts per million.

         "Indebtedness", as applied to any Person, means: (a) all indebtedness for borrowed money; (b) obligations under leases which in accordance with GAAP constitute Capital Leases; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money;
(d) any obligation owed for all or any part of the deferred purchase price of property or services if the purchase price is due more than six months from the date the obligation is incurred or is evidenced by a note or similar written instrument; and (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby will have been assumed by that Person or is nonrecourse to the credit of that Person.

       "Ineligible Contracts" means Contracts described in Subsection 2.1(B)(2).

         "Intangible Assets" means the amount of Borrower's intangible assets (determined in conformity with GAAP) including, without limitation, goodwill, trademarks, tradenames, licenses, organizational costs, deferred amounts, covenants not to compete, unearned income and restricted funds, but excluding Contracts, Accounts, demand or time deposits in financial institutions and securities.

         "Intellectual Property" means all of the Borrower's present and future designs, patents, patent rights and applications therefor, trademarks and registrations or applications therefor, trade names, inventions, copyrights and all applications and registrations therefor, software or computer programs, license rights, trade secrets, methods, processes, knowhow, drawings, specifications, descriptions, and all memoranda, notes and records with respect to any research and development, whether now owned or hereafter acquired by Borrower, all goodwill associated with any of the foregoing, and proceeds of all of the foregoing, including, without limitation, proceeds of insurance policies thereon.

         "Interest Expense" means, for any period and calculated for such period, interest expenses actually paid to Lender with respect to the Loans in accordance with the terms hereof.

        "Interest Rate" has the meaning assigned to that term in subsection 2.2.

         "Inventory" means all "inventory" (as defined in the UCC) now owned or hereafter acquired by Borrower, wherever located including finished goods, raw materials, work in process and other materials and supplies used or consumed in Borrower's business and goods which are returned to or repossessed by Borrower, but excluding Contracts.

         "IRC" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute and all rules and regulations promulgated thereunder.

         "Lender" means Heller Financial, Inc., together with its successors and permitted assigns pursuant to subsection 9.1.

         "Lender's Depository Account" has the meaning assigned to that term in subsection 5.5.

         "Liabilities" will have the meaning given that term in accordance with GAAP and will include Indebtedness.

         "Lien" means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

         "Loan" or "Loans" means an advance or advances under the Revolving Loan Commitment.

         "Loan Documents" means this Agreement, the Guaranty, the Stock Pledge Agreement, the CAR Documents, the Custody Agreement, and all other instruments, documents and agreements executed by or on behalf of any Loan Party and delivered concurrently herewith or at any time hereafter to or for Lender in connection with the Loans and other transactions contemplated by this Agreement, all as amended, restated, supplemented or modified from time to time.

         "Loan Party" means, collectively, Borrower, Guarantors and any other Person (other than Lender) which is or becomes a party to any Loan Document.

         "Lockbox" has the meaning assigned to that term in subsection 5.5.

         "Material Adverse Effect" means (a) a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of any Loan Party on an individual basis or taken as a whole or (b) the impairment of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party or of Lender to enforce or collect any of the Obligations.

         "Maturity Date" means November 30, 1999.

         "Maximum Revolving Loan Amount" has the meaning assigned to that term in subsection 2.1(A).

         "Net Income" means, for any period, Borrower's net income (or loss) after income and franchise taxes determined in conformity with GAAP, but excluding: (a) the income of any Person in which Borrower has an ownership interest, unless such income is received by Borrower in a cash distribution; (b) after-tax gains or losses from sales or other dispositions of assets (other than inventory sold in the ordinary course of business); and (c) to the extent not included in clauses (a) and (b) above, any after-tax extraordinary or non-recurring non-cash gains or losses.

         "Net Worth" means, as of any date, the sum of the capital stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of Borrower, calculated in conformity with GAAP.

         "Obligations" means all obligations, liabilities and indebtedness of every nature of each Loan Party from time to time owed to Lender under the Loan Documents including the principal amount of all debts, claims and indebtedness, accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable.

         "Permitted Encumbrances" means the following types of Liens: (a) Liens (other than Liens relating to claims under Environmental Laws or ERISA) for taxes, assessments or other governmental charges not yet due and payable and other than those being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if Borrower has established appropriate reserves as required in conformity with GAAP; (b) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen and other similar liens imposed by law, which are incurred in the ordinary course of business for sums not more than thirty (30) days delinquent; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money); (d) easements, rights-of-way, restrictions, and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of any Loan Party; (e) Liens for purchase money obligations incurred in the ordinary course of Borrower's business, provided that (i) the Indebtedness secured by any such Lien is permitted under subsection 7.1, and (ii) such Lien encumbers only the asset so purchased; (f) Liens in favor of Lender, and (g) Liens set forth on
Schedule 1.1.

         "Person" means and includes natural persons, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

         "Prime Rate" means a variable rate of interest per annum equal to the higher of (a) the rate of interest from time to time published by the Board of Governors of the Federal Reserve System as the "Bank Prime Loan" rate in Federal Reserve Statistical Release H.15(519) entitled "Selected Interest Rates" or any successor publication of the Federal Reserve System reporting the Bank Prime Loan rate or its equivalent, or (b) the Federal Funds Effective Rate. The statistical release generally sets forth a Bank Prime Loan rate for each Business Day. In the event the Board of Governors of the Federal Reserve System ceases to publish a Bank Prime Loan rate or its equivalent, the term "Prime Rate" will mean a variable rate of interest per annum equal to the highest of the "prime rate", "reference rate", "base rate", or other similar rate announced from time to time by The First National Bank of Chicago (with the understanding that any such rate may merely be a reference rate and may not necessarily represent the lowest or best rate actually charged to any customer by such bank).

         "Principal's Equity Investment" means $1,000,000, plus additional paid-in capital contributed by Harold Ginsburg in exchange for shares of the common capital stock of Borrower, exclusive of any retained Net Income with respect thereto, less any amount distributed to or at the direction of Harold Ginsburg pursuant to the definition of Excess Cash Flow, less the aggregate principal amount of any financing at any time secured by Contracts owned by the Borrower on the date hereof which have never been Eligible Contracts included in the Borrowing Base.

         "Projections" means Borrower's forecasted: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, all prepared on a [division by division basis consistent with Borrower's historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

         "Responsible Officer" means an officer of Borrower identified in writing to Lender from time to time as having authority to borrow hereunder.

         "Revolving Loan" means all advances made by Lender pursuant to subsection 2.1(A) and any amounts added to the principal balance of the Revolving Loan pursuant to this Agreement.

         "Revolving Loan Commitment" means the commitment of Lender to make Revolving Loans as set forth in subsection 2.1.

         "Revolving Loan Commitment Termination Date" means November 30, 1995.

         "Servicing Fees" means, for each calendar month for Contracts then included in the Borrowing Base, (i) $6.00 for each of the first 5,000 Contracts,
(ii) $5.00 for each of the next 2,500 Contracts, and (iii) $4.00 for each of all remaining Contracts.

         "Stock Pledge Agreement" means the Stock Pledge Agreement from Guarantors to Lender, substantially in the form of Exhibit G, to secure the payment and performance of the liabilities and duties of Guarantors under the Guaranty.

         "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

         "Tangible Net Worth" means an amount equal to: (a) Borrower's Net Worth; less (b) Borrower's Intangible Assets; less (c) Borrower's prepaid expenses; less (d) all obligations owed to Borrower by any Affiliate of Borrower; and less (e) all loans by Borrower to officers, stockholders or employees of Borrower.

         "UCC" means the Uniform Commercial Code as in effect on the date hereof in the State of Illinois, as amended from time to time, and any successor statute.

         "Working Capital" means: (a) current assets of Borrower; less (b) current liabilities of Borrower; and less (c) the amount of any obligations owed to Borrower by any Affiliate of Borrower.

1.2 Accounting Terms. For purposes of this Agreement, all accounting terms not otherwise defined herein will have the meanings assigned to such terms in conformity with GAAP. Financial statements and other information furnished to Lender pursuant to subsection 5.1 will be prepared in accordance with GAAP as in effect at the time of such preparation. In the event any "Accounting Changes" (as defined below) will occur and such changes affect financial covenants, standards or terms in this Agreement, then Borrower and Lender agree to enter into negotiations in order to amend such provisions of this Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the financial condition of Borrower will be the same after such Accounting Changes as if such Accounting Changes had not been made, and until such time as such an amendment will have been executed and delivered by Borrower and Lender, (A) all financial covenants, standards and terms in this Agreement will be calculated and/or construed as if such Accounting Changes had not been made, and (B) Borrower will prepare footnotes to each Compliance Certificate and the financial statements required to be delivered hereunder that show the differences between the financial statements delivered (which reflect such Accounting Changes) and the basis for calculating financial covenant compliance (without reflecting such Accounting Changes). "Accounting Changes" means: (a) changes in accounting principles required by GAAP and implemented by Borrower;

(b) changes in accounting principles recommended by Borrower's certified public accountants; and (c) changes in carrying value of Borrower's as the result of any other adjustments that, in each case, were applicable to, but not included in, the Pro Forma.

1.3 Other Definitional Provisions. References to "Sections", "subsections", "Exhibits" and "Schedules" will be to Sections, subsections, Exhibits and Schedules, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in subsection 1.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words "including," "includes" and "include" will be deemed to be followed by the words "without limitation"; references to agreements and other contractual instruments will be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations will include any amendments of same and any successor statutes and regulations.

                         SECTION 2 LOANS AND COLLATERAL

2.1      Loans

          (A) Revolving Loan. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Borrower herein set forth, Lender agrees to lend to Borrower from time to time an aggregate amount not to exceed at any time $7,000,000 (the "Revolving Loan Commitment"). Amounts borrowed under this subsection 2.1(A) may be repaid and reborrowed at any time prior to the earlier of (i) the termination of the Revolving Loan Commitment pursuant to subsection 8.2 or (ii) the Revolving Loan Commitment Termination Date. Lender will have no obligation to make advances under this subsection 2.1(A) to the extent any requested advance would cause the balance of the Revolving Loans then outstanding to exceed the Maximum Revolving Loan Amount.

                  (1) "Maximum Revolving Loan Amount" means, as of any date of determination, the lesser of (a) the Revolving Loan Commitment and (b) the Borrowing Base.

                  (2) "Borrowing Base" means, as of any date of determination and with respect to each Eligible Contract, an amount equal to the lesser of:

                  (a) fifty percent (50%) of the product of (i) the monthly payment required by the terms of such Eligible Contract to be paid by the obligor to Borrower multiplied by (ii) the number of calendar months then remaining in the term of such Eligible Contract (excluding any renewal term), not to exceed sixty
                  (60) months, or

                  (b) Borrower's actual cost of acquiring such Eligible Contract from a Dealer.

         (B)      Eligible Contracts

         "Eligible Contracts" means, as at any date of determination, the aggregate of all Accounts that, in Lender's reasonable determination, meet all of the following criteria and are not otherwise Ineligible Contracts:

         (1) Contracts must meet all of the following criteria to be considered Eligible Contracts:

                  (a) Installments under the Contracts are paid only monthly or quarterly;

                  (b) The Contract Obligors own and reside in the residences where the Alarm Systems are permanently installed as a fixture;

                  (c) Installments under the Contracts are in an amount not less than $20 per month and not more than $50 per month; and provided that with respect to all the Eligible Contracts included in the Borrowing Base, the average installment is less than $30 per month;

                  (d) Each of the Contract Obligors has achieved a Credit Score acceptable to Lender in its sole discretion (Beacon score of 400 minimum);

                  (e) The accounts for the Contracts have been transferred into Borrower's central station;

                  (f) Borrower will have electronically inspected each Alarm System, and the alarm panel has been placed on Borrower's own telephone line;

                  (g) Each of the Contract Obligors has a homeowner's insurance policy in full force and effect and the insurer has been notified that the Contract Obligor has a monitored Alarm System;

                  (h) Each Alarm System has been encrypted with Borrower's proprietary alarm monitoring computer software;

                  (i) Each Contract Obligor has purchased its Alarm System for a minimum price of $300 or purchased a residence with an existing Alarm System, and the fair market value of the Alarm System is not less than $300;

                  (j) Borrower has owned the Contract and monitored the related Alarm System for not less than 5 Business Days;

                  (k) Borrower has physically inspected at least five percent (5%) of the Alarm Systems;

                  (l) At the time such Contracts are first included in the Borrowing Base, no installment remains unpaid for more than thirty (30) days after the due date specified therefor;

                  (m) Lender as received an opinion of counsel acceptable to it that the form for each Contract complies with applicable law; and

                  (n)      The Contracts are not otherwise Ineligible Contracts;

         (2) the following Contracts are Ineligible Contracts:

                  (a) Contracts with respect to which, at any time after such Contracts are first included in the Borrowing Base, any installment remains unpaid for more than sixty (60) days after the due date specified therefor;

                  (b) Contracts due from a Contract Obligor whose residence or principal place of business is located outside the United States of America;

                  (c) Contracts originated by any one Dealer to the extent that adding such Contracts to the Borrowing Base will cause the amount of Contracts from such Dealer included in the Borrowing Base to exceed, in the aggregate, an amount equal to twenty percent (20%) of the Borrowing Base at any time on or after the outstanding balance of the Loans is or has been more than $4,000,000;

                  (d) Contracts with respect to which the Contract Obligor is an Affiliate of Borrower or a director, officer, agent, stockholder or employee of Borrower or any of its Affiliates;

                  (e) Contracts with respect to which there is any unresolved dispute with the respective Contract Obligor (but only to the extent of such dispute);

                  (f) Contracts where the indebtedness thereunder is evidenced by an "instrument" (as defined in the UCC) not in the possession of Lender;

                  (g) Contracts with respect to which Lender does not have a valid, first priority and fully perfected security interest;

                  (h)      Contracts subject to any Lien except Permitted
Encumbrances;

                  (i) Contracts with respect to which the services giving rise to such Contract have not been performed and accepted by such account debtor;

                  (j) Contracts with respect to which the Contract Obligor is located in New Jersey, Minnesota, or any other state denying creditors access to its courts or rendering the Contracts unenforceable in the absence of a Notice of Business Activities Report, business license or other similar filing, unless Borrower has either qualified as a foreign corporation authorized to transact business in such state or has filed a Notice of Business Activities Report or similar filing with, and has obtained any such license or permit from, the applicable state agency for the then current year;

                  (k) Any Contract with respect to which the Contract Obligor is a creditor of Borrower;

                  (l) Any Contract that fails, in its form, origination, servicing or enforcement, to comply with all applicable laws; and

                  (m)      Contracts that do not meet the requirements of sub-
section 2.1(B)(1) for Eligible Contracts.

         (C) Borrowing Mechanics. Advances hereunder will be in minimum amounts of $50,000, which will be made not more often than once in any seven (7) day period; provided, however, upon payment of the Additional Funding Fee Borrower may request advances under the Revolving Loan Commitment in amounts less than $50,000 and/or more frequently than once in any seven (7) day period. Not less than four (4) Business Days prior to a requested Funding Date, Borrower will give Lender telephonic notice by 11:00 a.m. (Chicago time) of the proposed borrowing. Lender will not incur any liability to Borrower for acting upon any telephonic notice that Lender believes in good faith to have been given by a Responsible Officer authorized to borrow on behalf of Borrower or for otherwise acting in good faith under this subsection 2.1(C). Lender will not make any advance pursuant to any telephonic notice unless Lender has also received by 11:00 a.m. (Chicago time) on the date of such request, the Borrowing Base Certificate and Aging Report dated such date and all other documents required under subsection 3.2. The making of an advance pursuant to telephonic notice will constitute a Loan under this Agreement. Each such advance to Borrower under the Revolving Loan Commitment will be deposited in immediately available funds in such account as Borrower may from time to time designate to Lender in writing.

2.2 Interest. So long as no Event of Default has occurred and is continuing, the Loans and all other Obligations will bear interest from the date such Loans are made or such other Obligations become due to the date paid at a rate per annum (meaning 360 days) equal to four percent (4%) plus the Prime Rate; provided, however, that such rate will not exceed eighteen percent (18%) (the "Interest Rate"). After the occurrence of an Event of Default and for so long as such Event of Default continues, the Loans and all other Obligations will, at Lender's option, bear interest at a rate per annum (meaning 360 days) equal to three percent (3.0%) plus the Interest Rate (the "Default Rate"). Interest on the Loans and all other Obligations will be computed on the daily principal balance on the basis of a 360-day year for the actual number of days elapsed in the period during which it accrues and will be payable monthly in arrears on the first day of each month. Any publicly announced change in the Prime Rate will result in an adjustment to the Interest Rate on the next Business Day.

         Notwithstanding any provision to the contrary contained in this Agreement or the other Loan Documents, Borrower will not be required to pay, and Lender will not be permitted to collect, any amount of interest in excess of the maximum amount of interest permitted by law ("Excess Interest"). If any Excess Interest is provided for or determined by a court of competent jurisdiction to have been provided for in this Agreement or in any of the other Loan Documents, then in such event: (1) the provisions of this subsection will govern and control; (2) neither Borrower nor any Loan Party will be obligated to pay any Excess Interest; (3) any Excess Interest that Lender may have received hereunder will be, at Lender's option, (a) applied as a credit against the outstanding principal balance of the Obligations or accrued and unpaid interest (not to exceed the maximum amount permitted by law), (b) refunded to the payor thereof, or (c) any combination of the foregoing; (4) the interest rate(s) provided for herein will be automatically reduced to the maximum lawful rate allowed from time to time under applicable law (the "Maximum Rate"), and this Agreement and the other Loan Documents will be deemed to have been and will be, reformed and modified to reflect such reduction; and (5) neither Borrower nor any Loan Party will have any action against Lender for any damages arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if for any period of time interest on any Obligations is calculated at the Maximum Rate rather than the applicable rate under this Agreement, and thereafter such applicable rate becomes less than the Maximum Rate, the rate of interest payable on such Obligations will remain at the Maximum Rate until Lender will have received the amount of interest which Lender would have received during such period on such Obligations had the rate of interest not been limited to the Maximum Rate during such period.

2.3      Fees

         (A) Funding Fee; Additional Funding Fee. On each Funding Date, Borrower will pay to Lender the funding fee ("Funding Fee") in an amount equal to one percent (1%) of the amount of Loan proceeds funded on that date. In addition, in the event Borrower requests an advance in an amount less than $50,000 or requests an advance more than once in any seven day period, and Lender, in its sole discretion, makes an Advance pursuant to such request, Borrower will also pay to Lender a fee (the "Additional Funding Fee") in the amount of $1,500. Borrower has prior to the Closing Date, deposited with Lender the sum of $25,000 (the "Good Faith Deposit"). The Good Faith Deposit will be applied to the Funding Fee and the Additional Funding Fee as and when due and payable hereunder.

         (B) Capital Appreciation Rights. On the Closing Date, Borrower will issue to Lender the Capital Appreciation Rights.

2.4      Payments and Prepayments

         (A) Manner and Time of Payment. One hundred percent (100%) of the funds collected from the Contracts included in the Borrowing Base each week will be paid to Lender by Collecting Banks pursuant to subsection 5.5 and the agreement governing the Lockbox, and, so long as no Event of Default has occurred and is continuing, will be applied by Lender in the following order: first, to payment of the Collecting Banks' fees and expenses for their services; second, to payment to Borrower of accrued Servicing Fees and for remittance to the Florida Department of Revenue in the amount of sales taxes due with respect to Contracts in the Borrowing Base; third, to the payment of costs or expenses incurred by Lender in connection with the Loans; fourth, to any interest accrued at the Default Rate; fifth, to the payment of accrued and unpaid interest at the Interest Rate; and thereafter, to the reduction of the principal balance of the Loans. If the amount of the funds received by Lender from the Collecting Banks with respect to any month is insufficient to pay in full the amount of interest which accrues on the Loan for such month at the Interest Rate, Borrower will pay the difference to Lender on or before the last day of the following month. In the event Borrower receives any payments on any of the Contracts pledged to Lender directly from any Contract Obligor, Borrower will deliver such payments to the Collecting Banks within two (2) Business Days following Borrower's receipt thereof unless Borrower will have received notice from Lender requiring that all payments on the Contracts be paid directly to Lender, in which event such payments will be delivered to Lender. Within fifteen
(15) days after the end of each calendar month, Borrower will deliver to Lender a certificate of Borrower's chief executive officer or chief financial officer demonstrating its calculation of the amount required to be paid.

         (B)      Mandatory Prepayments

                  (1) Overadvance. At any time that the aggregate outstanding principal balance of the Revolving Loan exceeds the Maximum Revolving Loan Amount, Borrower will promptly repay the Revolving Loan to the extent necessary to reduce the outstanding principal balance to an amount that is equal to or less than the Maximum Revolving Loan Amount, without assessment of a premium of any kind, subject however to the Default Rate as herein provided.

                  (2) Proceeds of Asset Dispositions. Immediately upon receipt by Borrower of proceeds of any Asset Disposition (in one or a series of related transactions), which proceeds exceed $10,000 (it being understood that if the proceeds exceed $10,000, the entire amount and not just the portion above $10,000 will be subject to this paragraph), Borrower will prepay the Obligations in an amount equal to such proceeds. All such prepayments will be applied as a permanent reduction of the Revolving Loan Commitment. Nothing in this subsection 2.4(B) will be deemed to constitute Lender's consent to any Asset Disposition or to waive the terms and conditions of subsection 7.3(A).

                  (3) Excess Cash Flow. Within fifteen (15) days of the end of each calendar quarter, from the date hereof until the Capital Appreciation Rights Payment Date (as defined in the CAR Documents), Borrower will pay to Lender, as additional consideration for entering into this Agreement, an amount equal to twenty-four and ninety-nine hundredths percent (24.99%) of Excess Cash Flow. Concurrently with the making of any such payment, Borrower will deliver to Lender a certificate of Borrower's chief executive officer or chief financial officer demonstrating Borrower's calculation of the amount required to be paid.

         (C) Voluntary Prepayments and Repayments. Except as provided in subsection 2.4(B), Borrower's Obligations may not be prepaid in whole or in part prior to the Maturity Date.

         (D) Payments on Business Days. Whenever any payment to be made hereunder will be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time will be included in the computation of the amount of interest or fees due hereunder.

2.5 Term of this Agreement. The Revolving Loan Commitment will (unless earlier terminated) terminate on the Revolving Loan Commitment Termination Date. In addition, this Agreement may be terminated as set forth in Section 8.3 hereof. Unless due earlier upon acceleration or otherwise in accordance with the terms of this Agreement, all Obligations will become immediately due and payable without notice or demand on the Maturity Date. Notwithstanding any termination of the Revolving Loan Commitment, until all Obligations have been fully paid and satisfied, Lender will be entitled to retain security interests in and liens upon all Collateral, and even after payment of all Obligations hereunder, Borrower's obligation to indemnify Lender in accordance with the terms hereof will continue.

2.6 Statements; Application of Payments. Lender will render a monthly statement of account to Borrower. Such statement of account will constitute an account stated unless Borrower makes written objection thereto within thirty (30) days from the date such statement is mailed to Borrower. Borrower promises to pay all of its Obligations as such amounts become due or are declared due pursuant to the terms of this Agreement. After the occurrence and during the continuance of an Event of Default, Borrower irrevocably waives the right to direct the application of any and all payments at any time or times thereafter received by Lender from or on behalf of Borrower, and Borrower hereby irrevocably agrees that Lender will have the continuing exclusive right to apply and to reapply any and all payments received at any time or times after the occurrence and during the continuance of an Event of Default against the Obligations in such manner as Lender may deem advisable notwithstanding any previous entry by Lender upon any books and records.

2.7 Grant of Security Interest. To secure the payment and performance of the Obligations, including all renewals, extensions, restructurings and refinancings of any or all of the Obligations, Borrower hereby grants to Lender a continuing security interest, lien and mortgage in and to all right, title and interest of Borrower in the following property of Borrower, whether now owned or existing or hereafter acquired or arising and regardless of where located (all being collectively referred to as the "Collateral"): (A) Contracts that are included in the Borrowing Base; (B) all Accounts and general intangibles relating to or arising out of Contracts that are included in the Borrowing Base; (C) all deposit accounts of Borrower maintained with any bank or financial institution with respect to the Contracts; (D) all cash and other monies and property of Borrower in the possession or under the control of Lender or any participant;
(E) all books, records, ledger cards, files, correspondence, computer programs or other Intellectual Property, tapes, disks and related data processing software that at any time evidence or contain information relating to any of the property described above or are otherwise necessary or helpful in the collection thereof or realization thereon; and (F) proceeds of all or any of the property described above, including, without limitation, the proceeds of any insurance policies covering any of the above described property.

2.8      Taxes.

         (A) No Deductions. Any and all payments or reimbursements made hereunder will be made free and clear of and without deduction for any and all taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto; excluding, however, the following: taxes imposed on the net income of Lender by the jurisdiction under the laws of which Lender is organized or doing business or any political subdivision thereof and taxes imposed on its net income by the jurisdiction of Lender's applicable lending office or any political subdivision thereof (all such taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto excluding such taxes imposed on net income, herein "Tax Liabilities"). If Borrower will be required by law to deduct any such amounts from or in respect of any sum payable hereunder to Lender, then the sum payable hereunder will be increased as may be necessary so that, after making all required deductions, Lender receives an amount equal to the sum it would have received had no such deductions been made.

         (B) Changes in Tax Laws. In the event that, subsequent to the Closing Date, (1) any changes in any existing law, regulation, treaty or directive or in the interpretation or application thereof, (2) any new law, regulation, treaty or directive enacted or any interpretation or application thereof, or (3) compliance by Lender with any request or directive (whether or not having the force of law) from any governmental authority, agency or instrumentality:

                  (1) does or will subject Lender to any tax of any kind whatsoever with respect to this Agreement, the other Loan Documents or any Loans made hereunder, or change the basis of taxation of payments to Lender of principal, fees, interest or any other amount payable hereunder (except for net income taxes, or franchise taxes imposed in lieu of net income taxes, imposed generally by federal, state or local taxing authorities with respect to interest or commitment or other fees payable hereunder or changes in the rate of tax on the overall net income of Lender); or

                  (2) does or will impose on Lender any other condition or increased cost in connection with the transactions contemplated hereby or participations herein; and the result of any of the foregoing is to increase the cost to Lender of making or continuing any Loan hereunder, as the case may be, or to reduce any amount receivable hereunder, then, in any such case, Borrower will promptly pay to Lender, upon its demand, any additional amounts necessary to compensate Lender, on an after-tax basis, for such additional cost or reduced amount receivable, as determined by Lender with respect to this Agreement or the other Loan Documents. If Lender becomes entitled to claim any additional amounts pursuant to this subsection, it will promptly notify Borrower of the event by reason of which Lender has become so entitled. A certificate as to any additional amounts payable pursuant to the foregoing sentence submitted by Lender to Borrower will, absent manifest error, be final, conclusive and binding for all purposes.

2.9      Exclusivity; Right of First Refusal.

         (A) Exclusivity. Until the Revolving Loan Commitment Termination Date, and without limitation of Section 7.3, Borrower will not sell, assign (by operation of law or otherwise) or in any manner dispose of, grant any option with respect to or otherwise seek to finance any Eligible Contract, other than in favor of Lender pursuant to the terms and conditions hereof.

         (B) Right of First Refusal. After the Revolving Loan Commitment Termination Date and until the Obligations are paid in full, Borrower will not sell, assign (by operation of law or otherwise) or in any manner dispose of, grant any option with respect to or otherwise finance any Contract until after Borrower has provided to Lender all information pertaining to such sale, assignment, option or other financing arrangement and Lender, in its sole discretion, has determined not to extend financing to Borrower on terms identical in all material respects to those described in such information. Lender will be deemed not to have exercised such right of first refusal on the tenth (10th) Business Day after Lender's receipt of the information pertaining to such proposed transaction. Nothing in this Section 2.10 will be deemed to create any obligation on Lender's part to make a loan or otherwise extend credit to Borrower.


                          SECTION 3 CONDITIONS TO LOANS

     3.1 Conditions to Initial Loans and Later Loans. The obligations of Lender to make Loans on the Closing Date and on each Funding Date are subject to satisfaction of all of the conditions set forth below.

         (A) Closing Deliveries. Lender will have received, in form and substance reasonably satisfactory to Lender, all documents, instruments and information identified on Schedule 3.1(A) and all other agreements, notes, certificates, orders, authorizations, financing statements, mortgages and other documents which Lender may at any time reasonably request. In particular, Lender and its counsel will have reviewed and approved each form of Contract Borrower proposes to pledge to Lender as an Eligible Contract.

         (B) Security Interests. Lender will have received satisfactory evidence that all security interests and liens granted to Lender pursuant to this Agreement or the other Loan Documents have been duly perfected and constitute first priority liens on the Collateral, subject only to Permitted Encumbrances.

         (C) Representations and Warranties. The representations and warranties contained herein and in the Loan Documents will be true, correct and complete in all material respects on and as of that Funding Date to the same extent as though made on and as of that date, except for any representation or warranty limited by its terms to a specific date and taking into account any amendments to the Schedules or Exhibits as a result of any disclosures made by Borrower to Lender after the Closing Date and approved by Lender.

         (D) Fees. Borrower will have paid the Funding Fee and any Additional Funding Fee then due and payable.

         (E) No Default. No event will have occurred and be continuing or would result from the consummation of the requested borrowing that would constitute an Event of Default or a Default.

         (F) Performance of Agreements. Each Loan Party will have performed in all material respects all agreements and satisfied all conditions which any Loan Document provides will be performed by it on or before that Funding Date.

         (G) No Prohibition. No order, judgment or decree of any court, arbitrator or governmental authority will purport to enjoin or restrain Lender from making any Loans.

         (H) Margin Regulations. The making of the Loans requested on such Funding Date will not violate Regulation G, Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

         (I) No Litigation. There will not be pending or, to the knowledge of Borrower, threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration against or affecting any Loan Party or any property of any Loan Party that has not been disclosed by Borrower in writing, and there will have occurred no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration that, in the opinion of Borrower, would reasonably be expected to have a Material Adverse Effect.

     3.2 Further Conditions to Later Loans. The obligations of Lender to make Loans on the Closing Date and on each Funding Date are subject to satisfaction of all of the conditions set forth below.

         (A) Lender will have received a Custodian's certificate (as provided for in the Custody Agreement) acknowledging receipt on behalf of Lender of the original written agreement between Borrower and the Contract Obligors for each of the Contracts being pledged to Lender as part of the Collateral for such Funding Date.

         (B) Lender will have received a request for funds and a Borrowing Base Certificate, each in accordance with subsection 2.1(C).

         (C) Lender will have received an Aging Report including all Eligible Contracts included in the Borrowing Base.

         (D) Custodian will have received evidence that each Contract Obligor purchased its Alarm System for a minimum price of $300.

         (E) With respect to Contracts included for the first time in the Borrowing Base, other than Contracts the form of which has been previously approved by Lender for use in the jurisdiction where the applicable Contract Obligor resides, Borrower will have provided to Lender a representative sample of such Contracts and Lender and its counsel will have approved such sample before the advance of funds on the Funding Date.

               SECTION 4 BORROWER'S REPRESENTATIONS AND WARRANTIES

In order to induce Lender to enter into this Agreement and to make Loans, Borrower represents and warrants to Lender that the following statements are and will be true, correct and complete:

4.1      Organization, Powers, Capitalization.

         (A) Organization and Powers. Borrower is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and qualified to do business in the State of Florida. Borrower is not doing business in any state other than the State of Florida. Borrower has all requisite corporate power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to enter into each Loan Document.

         (B) Capitalization. The authorized capital stock of Borrower is as set forth on Schedule 4.1(B). All issued and outstanding shares of capital stock of Borrower are duly authorized and validly issued, fully paid, nonassessable, free and clear of all Liens other than those in favor of Lender and such shares were issued in compliance with all applicable state and federal laws concerning the issuance of securities. The capital stock of Borrower is owned by the stockholders and in the amounts set forth on Schedule 4.1(B). No shares of the capital stock of Borrower, other than those described above, are issued and outstanding. Other than as described on Schedule 4.1(B), there are no preemptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from Borrower, of any shares of capital stock or other securities of Borrower.

4.2 Authorization of Borrowing, No Conflict. Borrower has the corporate power and authority to incur the Obligations and to grant security interests in the Collateral. On the Closing Date, the execution, delivery and performance of the Loan Documents by Borrower signatory thereto will have been duly authorized by all necessary corporate and shareholder action. The execution, delivery and performance by Borrower of each Loan Document and the consummation of the transactions contemplated by this Agreement do not and will not be in contravention of any applicable law, the corporate charter or bylaws of Borrower or any agreement or order by which any Loan Party or Borrower's property is bound. This Agreement is, and the other Loan Documents, when executed and delivered will be, the legally valid and binding obligations of binding obligations of Borrower, each enforceable against the Borrower, as applicable, in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) equitable principles generally.

4.3 Financial Condition. All financial statements concerning Borrower which have been or will hereafter be furnished by Borrower to Lender pursuant to this Agreement have been or will be prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and do or will present fairly the financial condition of the corporation covered thereby as at the dates thereof and the results of their operations for the periods then ended. The Projections to be delivered will be prepared by Borrower in light of the past operations of the business of Borrower, and such Projections will represent the good faith estimate of Borrower and its senior management concerning the most probable course of its business as of the date such Projections are prepared and delivered.

4.4 Indebtedness and Liabilities. As of the Closing Date, Borrower does not have any Indebtedness or Liabilities except as reflected on the financial statements attached as Exhibit H, or as incurred in the ordinary course of business.

4.5 Account Warranties. Borrower represents, warrants and covenants as to each Account that, at the time of its creation, the Account is a valid, bona fide account, representing an undisputed indebtedness incurred by the named account debtor for goods actually sold and delivered or for services completely rendered; to the best of Borrower's knowledge, there are no setoffs, offsets or counterclaims, genuine or otherwise, against the Account; the Account does not represent a sale to an Affiliate or a consignment, sale or return or a bill and hold transaction; no agreement exists permitting any deduction or discount (other than the discount stated on the invoice); Borrower is the lawful owner of the Account and has the right to assign the same to Lender; the Account is free of all security interests, liens and encumbrances other than those in favor of Lender, and the Account is due and payable in accordance with its terms.

4.6 Names. Borrower does not conduct business and has not at any time during the past five years conducted business under any name, trade name or fictitious business name other than those names set forth on Schedule 4.6.

4.7 Locations; FEIN. Schedule 4.7 sets forth the location of Borrower's principal place of business, the location of Borrower's books and records, the location of all other offices of Borrower and all Collateral locations, and such locations are Borrower's sole locations for its business and the Collateral. Borrower's federal employer identification number is 65-0334701.

4.8 Title to Properties; Liens. Borrower has good, sufficient and legal title, subject to Permitted Encumbrances, to all its respective material properties and assets. Except for Permitted Encumbrances, all such properties and assets are free and clear of Liens. To the best knowledge of Borrower after due inquiry, there are no actual, threatened or alleged defaults with respect to any leases of real property under which Borrower is lessee or lessor which would have a Material Adverse Effect.

4.9 Litigation; Adverse Facts. Except as set forth on Schedule 4.9, there are no judgements outstanding against any Loan Party or affecting any property of any Loan Party nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the best knowledge of Borrower after due inquiry, threatened against or affecting any Loan Party or any property of any Loan Party. No Loan Party has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed to any liability which could reasonably be expected to result in any Material Adverse Effect.

4.10 Payment of Taxes. All tax returns and reports of Borrower required to be filed by any of them have been timely filed, and all taxes, assessments, fees and other governmental charges upon Borrower and upon its properties, assets, income and franchises which are shown on such returns as due and payable have been paid when due and payable, other than any such taxes being contested in good faith by appropriate proceedings promptly instituted and diligently pursued and with respect to which Borrower has established appropriate reserves in accordance with GAAP. None of the United States income tax returns of Borrower are under audit. No tax liens have been filed and no claims are being asserted with respect to any such taxes. The charges, accruals and reserves on the books of Borrower in respect of any taxes or other governmental charges are in accordance with GAAP.

4.11 Performance of Agreements. Borrower is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any material contractual obligation of Borrower, and no condition exists that, with the giving of notice or the lapse of time or both, would constitute such a default.

4.12 Employee Benefit Plans. Borrower and each ERISA Affiliate is in compliance in all material respects with all applicable provisions of ERISA, the IRC and all other applicable laws and the regulations and interpretations thereof with respect to all Employee Benefit Plans. No liability has been incurred by Borrower or any ERISA Affiliate which remains unsatisfied for any funding obligation, taxes or penalties with respect to any Employee Benefit Plan.

4.13 Intellectual Property. Borrower owns, is licensed to use or otherwise has the right to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted and all such Intellectual Property is identified on Schedule 4.13.

4.14 Broker's Fees. No broker's or finder's fee or commission will be payable with respect to any of the other transactions contemplated hereby.

4.15 Environmental Compliance. Borrower has been and is currently in compliance with all applicable Environmental Laws, including obtaining and maintaining in effect all permits, licenses or other authorizations required by applicable Environmental Laws. There are no claims, liabilities, investigations, litigation, administrative proceedings, whether pending or threatened, or judgments or orders relating to any Hazardous Materials asserted or threatened against Borrower or relating to any real property currently or formerly owned, leased or operated by Borrower.

4.16 Solvency. As of the date of this Agreement, Borrower: (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of liabilities (including contingent liabilities) of Borrower and (ii) greater than the amount that will be required to pay the probable liabilities of Borrower as they mature; (b) has capital that is not unreasonably small in relation to its business as presently conducted or any presently contemplated or undertaken transaction; and (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due.

4.17 Disclosure. No representation or warranty of Borrower or any other Loan Party contained in this Agreement, the financial statements, the other Loan Documents, or any other document, certificate or written statement furnished to Lender by or on behalf of any such Person for use in connection with the Loan Documents contains any untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. The Projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by such Persons to be reasonable at the time made, it being recognized by Lender that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results. There is no material fact known to Borrower that has had or will have a Material Adverse Effect and that has not been disclosed herein or in such other documents, certificates and statements furnished to Lender for use in connection with the transactions contemplated hereby.

4.18 Insurance. Borrower maintains adequate insurance policies for public liability and property damage for its business and properties, no notice of cancellation has been received with respect to such policies and Borrower is in compliance with all material conditions contained in such policies. Lender has been named as an additional insured and loss payee, respectively, on all such insurance policies.

4.19 Compliance with Laws. Borrower is in substantial compliance with all laws, ordinances, rules, regulations, orders, policies, guidelines and other requirements of any domestic or foreign government or any instrumentality or agency thereof, having jurisdiction over the conduct of its business or the ownership of its properties, the violation of which would subject Borrower or any of its officers to criminal liability or have a Material Adverse Effect, and, to Borrower's best knowledge, no violation of any such law, ordinance, rule, regulation, order, policy, guideline or other requirement has been alleged.

4.20 Bank Accounts. Schedule 4.20 sets forth the account numbers and locations of all bank accounts of Borrower.

4.21     Subsidiaries.  Borrower has no Subsidiaries.

4.22 Use of Proceeds and Margin Security. Borrower will use the proceeds of all Loans for proper business purposes (as described in the recitals to this Agreement) consistent with all applicable laws, statutes, rules and regulations. No portion of the proceeds of any Loan will be used by Borrower in any manner that might cause the borrowing or the application of such proceeds to violate Regulation G, Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Exchange Act.

4.23 Employee Matters. Except as set forth on Schedule 4.23, (a) neither Borrower nor Borrower's employees is subject to any collective bargaining agreement, (b) no petition for certification or union election is pending with respect to the employees of Borrower and no union or collective bargaining unit has sought such certification or recognition with respect to the employees of Borrower, and (c) there are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of Borrower after due inquiry, threatened between any Loan Party and its respective employees, other than employee grievances arising in the ordinary course of business which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 4.23, Borrower has not entered into any employment contract.

4.24 Governmental Regulation. None of the Loan Parties is, or after giving effect to any loan will be, subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act or the Investment Company Act of 1940 or to any federal or state statute or regulation limiting its ability to incur indebtedness for borrowed money.

                         SECTION 5 AFFIRMATIVE COVENANTS

Borrower covenants and agrees that, so long as any of the Revolving Loan Commitment hereunder will be in effect and until payment in full of all Obligations, unless Lender will otherwise give its prior written consent, Borrower will perform all covenants in this Section 5.

5.1 Financial Statements and Other Reports. Borrower will maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP. Borrower will deliver to Lender the financial statements and other reports described below, each in form and substance satisfactory to Lender.

         (A) Monthly Financials. As soon as available and in any event within twenty (20) days after the end of each calendar month, Borrower will deliver (1) the balance sheet of Borrower as at the end of such month and the related statements of income, stockholders' equity and cash flow for such month and for the period from the beginning of the then current Fiscal Year to the end of such month, and (2) a calculation of collections from Contracts pledged to Lender and the application of funds as required by Section 2.4, all certified true and correct by the president or chief financial officer of Borrower, subject to normal recurring adjustment in accordance with GAAP.

         (B) Quarterly Financials. As soon as available and in any event within forty-five (45) days after the end of each quarter of a Fiscal Year, Borrower will deliver the balance sheet of Borrower as at the end of such period and the related statements of income, stockholders' equity and cash flow for such quarter of a Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such quarter of a Fiscal Year, all certified true, correct and complete by the president or chief financial officer of Borrower, subject to normal recurring adjustment in accordance with GAAP, and such financial statements will have been reviewed by a firm of independent certified public accountants selected by Borrower.

         (C) Year-End Financials. As soon as available and in any event within ninety (90) days after the end of each Fiscal Year, Borrower will deliver: (1) the balance sheet of Borrower as at the end of such year and the related statements of income, stockholders' equity and cash flow for such Fiscal Year;
(2) a schedule of the outstanding Indebtedness of Borrower describing in reasonable detail each such debt issue or loan outstanding and the principal amount and amount of accrued and unpaid interest with respect to each such debt issue or loan; and (3) a report with respect to the financial statements from a firm of independent certified public accountants selected by Borrower, which report will be unqualified as to going concern and scope of audit and will state that (a) such financial statements present fairly the financial position of Borrower as at the dates indicated and the results of its operations and cash flow for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and (b) that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards.

         (D) Accountants' Certification and Reports. Together with each delivery of financial statements of Borrower pursuant to subsection 5.1(C), Borrower will deliver (1) a written statement by its independent certified public accountants
(a) stating that the examination has included a review of the terms of this Agreement as same relate to accounting matters and (b) stating whether, in connection with the examination, any condition or event that constitutes a Default or an Event of Default has come to their attention and, if such a condition or event has come to their attention, specifying the nature and period of existence thereof and (2) a letter addressed to Lender from such accountants stating that such accountants have been informed that a primary intent of Borrower was to have the professional services such accountants provided to Borrower in preparing their audit report and the letter referred to in this subsection 5.1(D) benefit or influence Lender, and identifying Lender as a party that Borrower has indicated intends to rely on such professional services provided to Borrower by such accountants. Promptly upon receipt thereof, Borrower will deliver copies of all significant reports submitted to Borrower by independent public accountants in connection with each annual, interim or special audit of the financial statements of Borrower made by such accountants, including the comment letter submitted by such accountants to management in connection with their annual audit.

         (E) Compliance Certificate. Together with the delivery of each set of financial statements referenced in subparts (A), (B) and (C) of this subsection 5.1, Borrower will deliver to Lender a Compliance Certificate.

         (F) Borrowing Base Certificates. With each request for an advance hereunder and in any event within five (5) days after the end of each calendar month, Borrower will deliver a Borrowing Base Certificate and an Aging Report.

         (G) Aging Reports. On the Closing Date, with each request for an advance hereunder, within five (5) Business Days after the last day of each month and from time to time upon the reasonable request of Lender, Borrower will deliver to Lender, an aged trial balance of all then existing Eligible Contracts.

         (H) Management Report. Together with each delivery of financial statements of Borrower pursuant to subsection 5.1(C), Borrower will deliver a management report: (1) describing the operations and financial condition of Borrower for the current Fiscal Year then elapsed (or for the Fiscal Year then ended in the case of year-end financials); (2) setting forth in comparative form the corresponding figures for the previous Fiscal Year and the corresponding figures from the most recent Projections for the current Fiscal Year delivered to Lender pursuant to 5.1(P); and (3) discussing the reasons for any significant variations. The information above will be presented in reasonable detail and will be certified by the chief financial officer of Borrower to the effect that such information fairly presents the results of operations and financial condition of Borrower as at the dates and for the periods indicated.

         (I) Appraisals. From time to time, upon the request of Lender, Borrower will obtain and deliver to Lender, at Borrower's expense, appraisal reports in form and substance and from appraisers satisfactory to Lender, stating the then current fair market and orderly liquidation values of all or any portion of the Collateral.

         (J) Government Notices. Borrowers will deliver to Lender promptly after receipt copies of all notices, requests, subpoenas, inquiries or other writings received from any governmental agency concerning any Employee Benefit Plan, the violation or alleged violation of any Environmental Laws, the storage, use or disposal of any Hazardous Material, the violation or alleged violation of the Fair Labor Standards Act or Borrower's payment or non-payment of any taxes including any tax audit.

         (K) Events of Default, etc. Promptly upon any vice president or more senior officer of Borrower obtaining knowledge of any of the following events or conditions, Borrower will deliver a certificate of Borrower's chief executive officer specifying the nature and period of existence of such condition or event and what action Borrower has taken, is taking and proposes to take with respect thereto: (1) any condition or event that constitutes an Event of Default or Default; (2) any notice of default that any Person has given to Borrower or any other action taken with respect to a claimed default; or (3) any Material Adverse Effect.

         (L) Trade Names. Borrower will give Lender at least thirty (30) days advance written notice of any change of name or of any new trade name or fictitious business name. Borrower's use of any trade name or fictitious business name will be in compliance with all laws regarding the use of such names.

         (M) Locations. Borrower will give Lender at least thirty (30) days advance written notice of any change in Borrower's principal place of business or any change in the location of its books and records or the Collateral or of any new location for its books and records or the Collateral.

         (N) Bank Accounts. Borrower will give Lender prompt notice of any new bank accounts established by Borrower.

         (O) Litigation. Promptly upon any officer of Borrower obtaining knowledge of (1) the institution of any action, suit, proceeding, governmental investigation or arbitration against or affecting any Loan Party or any property of any Loan Party not previously disclosed by Borrower to Lender or (2) any material development in any action, suit, proceeding, governmental investigation or arbitration at any time pending against or affecting any Loan Party or any property of any Loan Party which is reasonably likely to have a Material Adverse Effect, Borrower will promptly give notice thereof to Lender and provide such other information as may be reasonably available to them to enable Lender and its counsel to evaluate such matter.

         (P) Projections. As soon as available and in any event no later than thirty (30) days prior to the end of each Fiscal Year of Borrower, Borrower will deliver Projections of Borrower for the forthcoming Fiscal Year, presented on a month by month basis.

         (Q) Other Information. With reasonable promptness, Borrower will deliver such other information and data with respect to any Loan Party or the Collateral as Lender may reasonably request from time to time.

5.2 Inspection. Borrower at all times will have physically inspected not less than five percent (5%) of the Alarm Systems to confirm that such Alarm Systems are (A) installed as fixtures at the residences of the applicable Contract Obligors, (B) connected to Borrower's dedicated telephone line, and (C) otherwise in good condition and working order. Borrower will permit Lender and any authorized representatives designated by Lender to visit and inspect any of the properties of Borrower, including its financial and accounting records, and to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its and their officers and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested. Borrower agrees to pay to Lender its actual expenses of inspections and audits; provided, however, so long as no Default has occurred and is continuing, Borrower will not be required to pay Lender's expenses for more than two (2) such audits or inspections in any twelve (12) month period, unless any audit reveals a discrepancy in excess of five percent (5%) in any of the calculations reported to Lender, in which case Borrower will pay to Lender the actual expenses of all such audits.

5.3 Collateral Records. Borrower will keep full and accurate books and records relating to the Collateral and will mark such books and records to indicate Lender's security interests in the Collateral.

5.4 Account Covenants; Verification. Borrower will, at its own expense: (a) cause all invoices evidencing Accounts and all copies thereof to bear a notice that such invoices are payable to the lockboxes established in accordance with subsection 5.5 and (b) use its best efforts to assure prompt payment of all amounts due or to become due under the Accounts. No discounts, credits or allowances will be issued, granted or allowed by Borrower to customers and no returns will be accepted without Lender's prior written consent; provided, that until Lender notifies Borrower to the contrary, Borrower may presume consent. Borrower will immediately notify Lender in the event that a customer alleges any dispute or claim with respect to an Account or of any other circumstances known to Borrower that may impair the validity or collectibility of an Account. Lender will have the right, at any time or times hereafter, to verify the validity, amount or any other matter relating to an Account, by mail, telephone or in person. After the occurrence of a Default or an Event of Default, Borrower will not, without the prior consent of Lender, adjust, settle or compromise the amount or payment of any Account, or release wholly or partly any customer or obligor thereof, or allow any credit or discount thereon.

5.5 Collection of Accounts and Payments. Borrower will establish lockboxes and blocked accounts (collectively, the "Lockbox") in Borrower's name with such banks as are reasonably acceptable to Lender ("Collecting Banks") (subject to irrevocable instructions acceptable to Lender as hereinafter set forth) to which all Contract Obligors will directly remit all payments on Accounts and in which Borrower will immediately deposit all cash payments constituting proceeds of Collateral in the identical form in which such payment was made, whether by cash or check. In addition, Lender will establish a depository account at each Collecting Bank or at a centrally located bank (the "Lender's Depository Account"). The Collecting Banks will acknowledge and agree, in a manner satisfactory to Lender, that all payments made to the Lockbox are the sole and exclusive property of Lender and that the Collecting Banks have no right of setoff against the Lockbox and that all such payments received will be promptly transferred to the Lender's Depository Account. Borrower hereby agrees that all payments received by Lender, whether by cash, check, wire transfer or any other instrument, made to such Lockbox or otherwise received by Lender and whether on the Accounts or as proceeds of other Collateral or otherwise will be the sole and exclusive property of Lender. Borrower will irrevocably instruct each Collecting Bank that each Collecting Bank will promptly transfer all payments or deposits to the Lockbox into the Lender's Depository Account. Borrower, and any of its Affiliates, employees, agents or other Persons acting for or in concert with Borrower, will, acting as trustee for Lender, receive, as the sole and exclusive property of Lender, any monies, checks, notes, drafts or any other payments relating to and/or proceeds of Accounts or other Collateral which come into the possession or under the control of Borrower or any of Borrower's Affiliates, employees, agents or other Persons acting for or in concert with Borrower, and immediately upon receipt thereof, Borrower or such Persons will remit the same or cause the same to be remitted, in kind, to the Lockbox or to Lender at its address set forth in subsection 9.6 below.

5.6 Endorsement. Borrower hereby, constitutes and appoints Lender and all Persons designated by Lender for that purpose as Borrower's true and lawful attorney-in-fact, with power to endorse Borrower's name to any of the items of payment described in subsection 5.5 above and all proceeds of Collateral that come into Lender's possession or under Lender's control. Both the appointment of Lender as Borrower's attorney and Lender's rights and powers are coupled with an interest and are irrevocable until payment in full and complete performance of all of the Obligations.

5.7 Corporate Existence. Borrower will at all times preserve and keep in full force and effect its corporate existence and all rights and franchises material to its business. Borrower will promptly notify Lender of any change in its corporate structure.

5.8 Payment of Taxes. Borrower will pay all taxes, assessments and other governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon; provided that no such tax need be paid if Borrower is contesting same in good faith by appropriate proceedings promptly instituted and diligently conducted and if Borrower has established appropriate reserves as will be required in conformity with GAAP.

5.9 Maintenance of Properties; Insurance. Borrower will maintain or cause to be maintained in good repair, working order and condition all material properties used in the business of Borrower and will make or cause to be made all appropriate repairs, renewals and replacements thereof. Borrower will maintain or cause to be maintained, with financially sound and reputable insurers, public liability and property damage insurance with respect to its business and properties against loss or damage of the kinds customarily carried or maintained by corporations of established reputation engaged in similar businesses and in amounts reasonably acceptable to Lender. Borrower will cause Lender to be named as loss payee on all insurance policies relating to any Collateral and as additional insured under all liability policies, in each case pursuant to appropriate endorsements in form and substance satisfactory to Lender. Borrower will apply any proceeds received from any policies of insurance relating to any Collateral to the Obligations as set forth in subsection 2.4(B).

5.10 Compliance with Laws. Borrower will comply with the requirements of all applicable laws, rules, regulations and orders of any governmental authority as now in effect and which may be imposed in the future in all jurisdictions in which Borrower is now doing business or may hereafter be doing business, other than those laws the noncompliance with which would not have a Material Adverse Effect.

5.11 Further Assurances. Borrower will from time to time, execute such financing or continuation statements, documents, security agreements, reports and other documents or deliver to Lender such instruments, certificates of title or other documents as Lender at any time may reasonably request to evidence, perfect or otherwise implement the guaranties and security for repayment of the Obligations provided for in the Loan Documents.

5.12 Collateral Locations. Borrower will keep the Collateral at the locations specified on Schedule 4.7; provided that Borrower will maintain with the Custodian the originals of the

Contracts pledged to Lender, subject to the terms of the Custody Agreement. With respect to any new location (which in any event will be within the continental United States), Borrower will execute such documents and take such actions as Lender deems necessary to perfect and protect the security interests of the Lender in the Collateral.

                                          SECTION 6   FINANCIAL COVENANT

Borrower covenants and agrees that so long as the Revolving Loan Commitment remains in effect and until payment in full of all Obligations, Borrower will at all times maintain a Tangible Net Worth of at least $290,000.

                                          SECTION 7   NEGATIVE COVENANTS

Borrower covenants and agrees that so long as the Revolving Loan Commitment remains in effect and until payment in full of all Obligations, Borrower will comply with all covenants in this Section 7.

7.1 Indebtedness and Liabilities. Borrower will not directly or indirectly create, incur, assume, guaranty, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness except: (a) the Obligations; (b) Indebtedness existing on the Closing Date and identified on Schedule 7.1; (c) Indebtedness secured by Liens permitted under clause (e) of the definition of "Permitted Encumbrances" and (d) unsecured Indebtedness in an aggregate outstanding amount not to exceed $100,000. Except for Indebtedness described in the preceding sentence, Borrower will not incur any Liabilities except for trade payables and normal accruals in the ordinary course of business not yet due and payable or with respect to which Borrower is contesting in good faith the amount or validity thereof by appropriate proceedings promptly instituted and diligently pursued, and then only to the extent that Borrower has established adequate reserves therefor, if appropriate under GAAP.

7.2 Guaranties. Except for guaranties issued to Lender or endorsements of instruments or items of payment for collection in the ordinary course of business, Borrower will not guaranty, endorse, or otherwise in any way become or be responsible for any obligations of any other Person, whether directly or indirectly by agreement to purchase the indebtedness of any other Person or through the purchase of goods, supplies or services, or maintenance of working capital or other balance sheet covenants or conditions, or by way of stock purchase, capital contribution, advance or loan for the purpose of paying or discharging any indebtedness or obligation of such other Person or otherwise.

7.3      Transfers, Liens and Related Matters.

         (A) Transfers. Borrower will not sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to any of the Collateral, other than to Lender pursuant to the terms of this Agreement.

         (B) Liens. Except for Permitted Encumbrances, Borrower will not directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of the Collateral or any proceeds, income or profits therefrom.

         (C) No Negative Pledges. Borrower will not enter into or assume any agreement (other than the Loan Documents) prohibiting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired.

         (D) No Distributions. Unless and until Borrower has complied with the requirement of Section 2.4(B)(3), Borrower will not make any cash distributions or dividends to shareholders of Borrower, or set aside any funds for such purpose so long as no default or Event of Default has occurred and is continuing or would result therefrom.

7.4 Investments and Loans. Borrower will not make or permit to exist investments in or loans to any other Person, except: (a) Cash Equivalents; and (b) loans and advances to employees of a reasonable amount for moving, entertainment, travel and other similar expenses in the ordinary course of business.

7.5 Restriction on Fundamental Changes. Borrower will not: (a) enter into any transaction of merger or consolidation, except where Borrower is the surviving entity and maintains, after giving effect to such merger or consolidation, a Tangible Net Worth at least equal to Borrower's Tangible Net Worth immediately prior to such merger or consolidation; (b) liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution); (c) convey, sell, lease, sublease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any substantial part of its business or assets, whether now owned or hereafter acquired; or (d) acquire by purchase or otherwise all or any substantial part of the business or assets of, or stock or other evidence of beneficial ownership of, any Person.

7.6 Transactions with Affiliates. Borrower will not, and will not permit any Loan Party to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate or with any officer, director or employee of any Loan Party, except for transactions in the ordinary course of and pursuant to the reasonable requirements of Borrower's business and upon fair and reasonable terms which are fully disclosed to Lender and which are no less favorable to Borrower than it would obtain in a comparable arm's length transaction with an unaffiliated Person.

7.7 Environmental Liabilities. Borrower will not and will not permit any Loan Party to: (a) violate any applicable Environmental Law; (b) dispose of any Hazardous Materials (except in accordance with applicable law) into or onto or from, any real property owned, leased or operated by any Loan Party; or (c) permit any Lien imposed pursuant to any Environmental Law to be imposed or to remain on any real property owned, leased or operated by any Loan Party.

7.8 Conduct of Business; Servicing Standard;Noncompetition. From and after the Closing Date, Borrower will not engage in any business other than businesses of the type engaged in by

Borrower on the Closing Date and will not, without Lender's prior written consent, which consent will not be unreasonably withheld, do business in any state other than the State of Florida. Borrower will not discontinue the servicing of Contracts pledged to Lender unless such servicing is first assumed by another Person reasonably satisfactory to Lender, and Borrower will not service the Contracts other than in a manner that meets the standards and procedures generally accepted in the commercial finance industry, and with no less than the same skill, care, diligence and prudence with which it services and administers Contracts not pledged to Lender. Borrower will not permit any Affiliate to operate a competing business in Florida, Georgia or Alabama.

7.9 Compliance with ERISA. Borrower will not establish any new Employee Benefit Plan or amend any existing Employee Benefit Plan if the liability or increased liability resulting from such establishment or amendment is material. Borrower will not fail to establish, maintain and operate each Employee Benefit Plan in compliance in all material respects with the provisions of ERISA, the IRC and all other applicable laws and the regulations and interpretations thereof.

7.10 Tax Consolidations. Borrower will not file or consent to the filing of any consolidated income tax return with any Person.

7.11 Subsidiaries. Borrower will not establish, create or acquire any new Subsidiaries without Lender's prior written consent.

7.12     Fiscal Year.  Borrower will not change its Fiscal Year.

7.13 Press Release; Public Offering Materials. Borrower will not and will not permit any Loan Party to disclose the name of Lender in any press release or in any prospectus, proxy statement or other materials filed with any governmental entity relating to a public offering of the capital stock of any Loan Party.

7.14 Bank Accounts. Borrower will not establish any new bank accounts, or amend or terminate any Blocked Account or lockbox agreement without Lender's prior written consent.

                                     SECTION 8   DEFAULT, RIGHTS AND REMEDIES

8.1 Event of Default. "Event of Default" will mean the occurrence or existence of any one or more of the following:

         (A) Payment. Failure to make payment of any of the Obligations when due; or

         (B) Default in Other Agreements. (1) Failure of Borrower to pay when due, after the expiration of any applicable grace period, any principal or interest on any Indebtedness, or (2) breach or default of Borrower with respect to any Indebtedness, if such failure to pay, breach or default entitles the holder to cause such Indebtedness having an individual principal amount in excess of $25,000 or having an aggregate principal amount in excess of $50,000 to become or be declared due prior to its stated maturity; or

     (C) Breach of Certain Provisions. Failure of Borrower to perform or comply with any term or condition contained in subsections 5.1, 5.2, 5.5, 5.7, or 5.9 or contained in Section 6; or

         (D) Breach of Warranty. Any representation, warranty, certification or other statement made by any Loan Party in any Loan Document or in any statement or certificate at any time given by such Person in writing pursuant or in connection with any Loan Document is false in any material respect on the date made; or

         (E) Other Defaults Under Loan Documents. Borrower or any other Loan Party defaults in the performance of or compliance with any term contained in this Agreement or the other Loan Documents and such default is not remedied or waived within fifteen (15) days after receipt by Borrower of notice from Lender of such default (other than occurrences described in other provisions of this subsection 8.1 for which a different grace or cure period is specified or which constitute immediate Events of Default); or

         (F) Change in Ownership. Any change of ownership occurs with respect to more than fifty-one percent (51%) of the capital voting stock of Borrower, or of such higher interest in Borrower as may be necessary to maintain control of Borrower; or

         (G) Involuntary Bankruptcy; Appointment of Receiver, etc. (1) A court enters a decree or order for relief with respect to Guarantors, or Borrower in an involuntary case under the Bankruptcy Code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed or other similar relief is not granted under any applicable federal or state law; or (2) the continuance of any of the following events for forty-five (45) days unless dismissed, bonded or discharged: (a) an involuntary case is commenced against Guarantors or Borrower, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) a decree or order of a court for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Guarantors or Borrower, or over all or a substantial part of their respective property, is entered; or (c) an interim receiver, trustee or other custodian is appointed without the consent of Guarantors or Borrower, for all or a substantial part of the property of Guarantors or Borrower; or

         (H) Voluntary Bankruptcy; Appointment of Receiver, etc. (1) An order for relief is entered with respect to Guarantors or Borrower or Guarantors or Borrower commences a voluntary case under the Bankruptcy Code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consents to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or (2) Guarantors or Borrower makes any assignment for the benefit of creditors; or (3) the board of directors of Guarantors or Borrower adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this subsection 8.1(H); or

         (I) Liens. Any lien, levy or assessment is filed or recorded with respect to or otherwise imposed upon all or any part of the Collateral or the assets of Borrower by the United States or any department or instrumentality thereof or by any state, county, municipality or other governmental agency (other than Permitted Encumbrances) and such lien, levy or assessment is not stayed, vacated, paid, bonded or discharged within ten (10) days; or

         (J) Judgment and Attachments. Any money judgment, writ or warrant of attachment, or similar process involving (1) an amount in any individual case in excess of $25,000 or (2) an amount in the aggregate at any time in excess of $50,000 (in either case not adequately covered by insurance as to which the insurance company has acknowledged coverage) is entered or filed against Borrower or any of its assets and remains undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

     (K) Dissolution. Any order, judgment or decree is entered against Borrower decreeing the dissolution or split up of Borrower; or

         (L) Injunction. Borrower is enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business and such order continues for more than thirty (30) days; or

         (M) Invalidity of Loan Documents. Any of the Loan Documents for any reason, other than a partial or full release in accordance with the terms thereof, ceases to be in full force and effect or is declared to be null and void, or any Loan Party denies that it has any further liability under any Loan Documents to which it is party, or gives notice to such effect; or

         (N) Failure of Security. Lender does not have or ceases to have a valid and perfected first priority security interest in the Collateral (subject to Permitted Encumbrances), in each case, for any reason other than the failure of Lender to take any action within its control; or

         (O) Damage, Strike, Casualty. Any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days beyond the coverage period of any applicable business interruption insurance, the cessation or substantial curtailment of revenue producing activities at any facility of Borrower if any such event or circumstance could reasonably be expected to have a Material Adverse Effect; or

         (P) Licenses and Permits. The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by Borrower, if such loss, suspension, revocation or failure to renew could have a Material Adverse Effect.

8.2 Suspension of Commitment. Upon the occurrence of any Default or Event of Default, notwithstanding any grace period or right to cure, Lender, without notice or demand, may immediately cease making additional Loans and the Revolving Loan Commitment will be suspended; provided that, in the case of a Default, if the subject condition or event is waived, cured or removed within any applicable grace or cure period, the Revolving Loan Commitment will be reinstated.

8.3 Acceleration. Upon the occurrence of any Event of Default described in the foregoing subsections 8.1(G) or 8.1(H), all Obligations will automatically become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by Borrower, and the Revolving Loan Commitment will thereupon terminate. Upon the occurrence and during the continuance of any other Event of Default, Lender may, by written notice to Borrower, declare all or any portion of the Obligations to be, and the same will forthwith become, immediately due and payable and the Revolving Loan Commitment will thereupon terminate.

8.4 Remedies. If any Event of Default will have occurred and be continuing, Lender may exercise in respect of the Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the UCC (whether or not the UCC applies to the affected Collateral) and may also (a) notify any or all obligors on the Accounts to make all payments directly to Lender; (b) require Borrower to, and Borrower hereby agrees that it will, at its expense and upon request of Lender forthwith, assemble all or part of the Collateral as directed by Lender and make it available to Lender at a place to be designated by Lender which is reasonably convenient to both parties; (c) withdraw all cash in the Lockbox and apply such monies in payment of the Obligations in the manner provided in subsection 8.7; (d) without notice or demand or legal process, enter upon any premises of Borrower and take possession of the Collateral; and (e) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Lender's offices or elsewhere, at such time or times, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Lender may deem commercially reasonable. Borrower agrees that, to the extent notice of sale will be required by law, at least ten (10) days notice to Borrower of the time and place of any public sale or the time after which any private sale is to be made will constitute reasonable notification. At any sale of the Collateral, if permitted by law, Lender may bid (which bid may be, in whole or in part, in the form of cancellation of indebtedness) for the purchase of the Collateral or any portion thereof for the account of Lender. Lender will not be obligated to make any sale of Collateral regardless of notice of sale having been given. Borrower will remain liable for any deficiency. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Lender will not be required to proceed against any

Collateral but may proceed against Borrower directly. To the extent permitted by law, Borrower hereby specifically waives all rights of redemption, stay or appraisal which it has or may have under any law now existing or hereafter enacted.

8.5 Appointment of Attorney-in-Fact. Borrower hereby constitutes and appoints Lender as Borrower's attorney-in-fact with full authority in the place and stead of Borrower and in the name of Borrower, Lender or otherwise, after the occurrence and during the continuance of a Default, to take any action and to execute any instrument that Lender may deem necessary or advisable to accomplish the purposes of this Agreement, including: (a) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral; (b) to adjust, settle or compromise the amount or payment of any Account, or release wholly or partly any customer or obligor thereunder or allow any credit or discount thereon; (c) to receive, endorse, and collect any drafts or other instruments, documents and chattel paper, in connection with clause (a) above; (d) to file any claims or take any action or institute any proceedings that Lender may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Lender with respect to any of the Collateral; and (e) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, assignments, verifications and notices in connection with Accounts and other documents relating to the Collateral. The appointment of Lender as Borrower's attorney and Lender's rights and powers are coupled with an interest and are irrevocable until payment in full and complete performance of all of the Obligations.

8.6 Limitation on Duty of Lender with Respect to Collateral. Beyond the safe custody thereof, Lender will have no duty with respect to any Collateral in its possession or control (or in the possession or control of any agent or bailee) or with respect to any income thereon or the preservation of rights against prior parties or any other rights pertaining thereto. Lender will be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which Lender accords its own property. Lender will not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee or other agent or bailee selected by Lender in good faith.

8.7 Application of Proceeds. Upon the occurrence and during the continuance of an Event of Default, the proceeds of any sale of, or other realization upon, all or any part of the Collateral will be applied: first, to all fees, costs and expenses incurred by Lender with respect to this Agreement, the other Loan Documents or the Collateral; second, to all fees due and owing to Lender; third, to accrued and unpaid interest on the Obligations; fourth, to the principal amounts of the Obligations outstanding; and fifth, to any other indebtedness or obligations of Borrower owing to Lender.

8.8 License of Intellectual Property. Borrower hereby assigns, transfers and conveys to Lender, effective upon the occurrence of any Event of Default hereunder, the nonexclusive right and license to use all Intellectual Property owned or used by Borrower together with any goodwill associated therewith, all to the extent necessary to enable Lender to realize on the Collateral and any successor or assign to enjoy the benefits of the Collateral. This right and license will inure to the benefit of all successors, assigns and transferees of Lender and its successors, assigns and transferees, whether by voluntary conveyance, operation of law, assignment, transfer, foreclosure, deed in lieu of foreclosure or otherwise. Such right and license is granted free of charge, without requirement that any monetary payment whatsoever be made to Borrower by Lender.

8.9 Waivers, Non-Exclusive Remedies. No failure on the part of Lender to exercise, and no delay in exercising and no course of dealing with respect to, any right under this Agreement or the other Loan Documents will operate as a waiver thereof; nor will any single or partial exercise by Lender of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other remedies provided by law.

                             SECTION 9 MISCELLANEOUS

9.1 Assignments and Participations. Lender may assign its rights and delegate its obligations under this Agreement to an Affiliate and further may assign, or sell participations in, all or any part of the Loans, the Revolving Loan Commitment or any other interest herein to an Affiliate or to another Person; provided, however, that Lender will not so assign or participate to any Person other than an Affiliate more then forty-nine percent (49%) of the Loans and Revolving Loan Commitment or any other interest herein. In the case of an assignment authorized under this subsection 9.1, the assignee will have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were a Lender hereunder. Lender will be relieved of its obligations hereunder with respect to the Revolving Loan Commitment or assigned portion thereof. Borrower hereby acknowledges and agrees that any assignment will give rise to a direct obligation of Borrower to the assignee and that the assignee will be considered to be a "Lender". Lender may furnish any information concerning Borrower in its possession from time to time to assignees and participants (including prospective assignees and participants).

9.2 Set Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, Lender and each participant is hereby authorized by Borrower at any time or from time to time, without notice to Borrower or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all balances held by it at any of its offices for the account of Borrower (regardless of whether such balances are then due to Borrower and any other property at any time held or owing by that Lender or that holder to or for the credit or for the account of Borrower against and on account of any of the Obligations then outstanding; provided, that no participant will exercise such right without the prior written consent of Lender.

         Borrower hereby agrees, to the fullest extent permitted by law, that any Lender or holder or participant may exercise its right of setoff with respect to amounts in excess of its pro rata share of the Obligations (or, in the case of a participant, in excess of its pro rata participation interest in the Obligations) and that such Lender or holder or participant, as the case may be, will be deemed to have purchased for cash in the amount of such excess, participations in each other Lender's or holder's share of the Obligations.

9.3 Expenses and Attorneys' Fees. Whether or not the transactions contemplated hereby will be consummated, Borrower agrees to promptly pay all fees, costs and expenses incurred by Lender in connection with any matters contemplated by or arising out of this Agreement or the other Loan Documents including the following, and all such fees, costs and expenses will be part of the Obligations, payable on demand and secured by the Collateral: (a) fees, costs and expenses (including reasonable attorneys' fees, and fees of environmental consultants, accountants and other professionals retained by Lender) incurred in connection with the examination, review, due diligence investigation, documentation and closing of the financing arrangements evidenced by the Loan Documents; (b) fees, costs and expenses (including reasonable attorneys' fees, fees of environmental consultants, accountants and other professionals retained by Lender) incurred in connection with the review, negotiation, preparation, documentation, execution and administration of the Loan Documents, the Loans, and any amendments, waivers, consents, forbearances and other modifications relating thereto or any subordination or intercreditor agreements; (c) fees, costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favor of Lender; (d) fees, costs and expenses incurred in connection with forwarding to Borrower the proceeds of Loans including Lender's standard wire transfer fee; (e) fees, costs, expenses and bank charges, including bank charges for returned checks, incurred by Lender in establishing, maintaining and handling lock box accounts, blocked accounts or other accounts for collection of the Collateral; (f) fees, costs, expenses (including reasonable attorneys' fees) and costs of settlement incurred in collecting upon or enforcing rights against the Collateral or incurred in any action to enforce this Agreement or the other Loan Documents or to collect any payments due from Borrower or any other Loan Party under this Agreement or any other Loan Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a "workout" or in connection with any insolvency or bankruptcy proceedings or otherwise.

9.4 Indemnity. In addition to the payment of expenses pursuant to subsection 9.3, whether or not the transactions contemplated hereby will be consummated, Borrower agrees to indemnify, pay and hold Lender, and the officers, directors, employees, agents, affiliates and attorneys of Lender and such holders (collectively called the "Indemnitees") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee will be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of this Agreement or the other Loan

Documents, the consummation of the transactions contemplated by this Agreement, the statements contained in the commitment letters, if any, delivered by Lender, Lender's agreement to make the Loans hereunder, the use or intended use of the proceeds of any of the Loans or the exercise of any right or remedy hereunder or under the other Loan Documents (the "Indemnified Liabilities"); provided that Borrower will have no obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of that Indemnitee as determined by a court of competent jurisdiction.

9.5 Amendments and Waivers. This Agreement together with the other Loan Documents constitutes the entire agreement between Lender and Borrower, and no amendment, modification, termination or waiver of any provision of this Agreement or of the other Loan Documents, or consent to any departure by Borrower therefrom, will be effective unless the same will be in writing and signed by Lender and Borrower. Each amendment, modification, termination or waiver will be effective only in the specific instance and for the specific purpose for which it was given.

9.6 Notices. Unless otherwise specifically provided herein, all notices will be in writing addressed to the respective party as set forth below and may be personally served, telecopied or sent by overnight courier service or United States mail and will be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy, on the date of transmission if transmitted on a Business Day before 4:00 p.m. (Chicago time) or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, two days after delivery to such courier properly addressed; or (d) if by U.S. Mail, four Business Days after depositing in the United States mail, with postage prepaid and properly addressed.

  If to Borrower:                    Guardian International, Inc.
                                              3880 North 28th Terrace
                                              Hollywood, Florida 33020
                                              Attn:  Harold Ginsburg
                                              Telecopy No.: 305-926-1809

  With a copy to:                    Joel D. Mayersohn, Esq.
                                         Atlas Pearlman Trop & Borkson, P.A.
                                         Suite 1900, 200 East Las Olas Boulevard
                                         Fort Lauderdale, Florida  33301
                                         Telecopy No.: 305-523-1952

  If to Lender:                          Heller Financial, Inc.
                                         Attn: Portfolio Manager, Secured
                                         Receivables Finance Group
                                         500 West Monroe Street; 15th Floor
                                         Chicago, Illinois  60661
                                         Telecopy No:  (312) 441-7119

 With a copy to:                    HELLER FINANCIAL, INC.
                                      Attn:  Group General Counsel, Heller Real
                                      Estate Financial Services
                                      500 West Monroe Street, 15th Floor
                                      Chicago, Illinois  60661
                                      Telecopy No. (312) 441-7872

or to such other address as the party addressed will have previously designated by written notice to the serving party, given in accordance with this subsection 9.6.

9.7 Survival of Warranties and Certain Agreements. All agreements, representations and warranties made herein will survive the execution and delivery of this Agreement and the making of the Loans hereunder. Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Borrower set forth in subsections 9.3 and 9.4 will survive the payment of the Loans and the termination of this Agreement.

9.8 Indulgence Not Waiver. No failure or delay on the part of Lender in the exercise of any power, right or privilege hereunder will impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor will any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

9.9 Marshaling; Payments Set Aside. Lender will not be under any obligation to marshal any assets in favor of any Loan Party or any other party or against or in payment of any or all of the Obligations. To the extent that any Loan Party makes a payment or payments to Lender or Lender enforces its security interests or exercise its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, will be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

9.10 Entire Agreement. This Agreement, and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.

9.11 Independence of Covenants. All covenants hereunder will be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant will not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

9.12 Severability. The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Agreement or the other Loan Documents will not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Agreement, or the other Loan Documents or of such provision or obligation in any other jurisdiction.

9.13 Headings. Section and subsection headings in this Agreement are included herein for convenience of reference only and will not constitute a part of this Agreement for any other purpose or be given any substantive effect.

9.14 APPLICABLE LAW. THIS AGREEMENT Will BE GOVERNED BY, AND Will BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS
OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAWS
PRINCIPLES.

9.15 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns except that Borrower may not assign its rights or obligations hereunder without the written consent of Lender.

9.16     No Fiduciary Relationship; Limitation of Liabilities.

         (A) No provision in this Agreement or in any of the other Loan Documents and no course of dealing between the parties will be deemed to create any fiduciary duty by Lender to Borrower.

         (B) Neither Lender, nor any affiliate, officer, director, employee, attorney, or agent of Lender will have any liability with respect to, and Borrower hereby waives, releases, and agrees not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by Borrower in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents. Borrower hereby waives, releases, and agrees not to sue Lender or any of Lender's affiliates, officers, directors, employees, attorneys, or agents for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the transactions contemplated hereby.

9.17 CONSENT TO JURISDICTION. BORROWER HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDER'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING

OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS Will BE LITIGATED IN SUCH COURTS. BORROWER ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE OBLIGATIONS.

9.18 WAIVER OF JURY TRIAL. BORROWER AND LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS. BORROWER AND LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. BORROWER AND LENDER FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY, WILLINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.19 Construction. Borrower and Lender each acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents will be construed as if jointly drafted by Borrower and Lender.

9.20 Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed an original, but all of which counterparts together will constitute but one and the same instrument. This Agreement will become effective upon the execution of a counterpart hereof by each of the parties hereto.

9.21 No Duty. All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lender will have the right to act exclusively in the interest of Lender and will have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to Borrower or any of Borrower's shareholders or any other Person.

9.22 Exculpation. Subject to the provisions set forth below, neither Borrower nor any Guarantors will be personally liable to pay the Loan and Lender agrees to look solely to the Collateral and any other collateral heretofore, now, or hereafter pledged by any party to secure the Loan. Notwithstanding the foregoing, Borrower and Guarantors, jointly and severally, will be personally liable:

         (A) for all losses, damages, costs and expenses including attorneys' fees incurred by Lender as a result of (i) any failure after the occurrence and during the continuance of any Event of Default (without benefit of any applicable grace or cure period), to apply any portion of the gross income from the operations of Borrower to the Loan or to customary operating expenses of Borrower, (ii) any material misrepresentation, fraud or any misappropriation of any funds deriving from the Collateral, (iii) any intentional or material waste of the Collateral or Borrower's equipment, (iv) any breach of subsection 7.8, or (v) Borrower's breach of or default under any material term or provision of the Contracts, and

         (B) for repayment of the Loan and all other obligations of Borrower under the Loan Documents in the event of (i) any breach of any of the covenants in subsection 7.3 pertaining to transfers of interests and additional encumbrances, (ii) the occurrence of an Event of Default described in subsection 8.1 (F), (iii) any breach of subsection 7.8, or
         (iv) the filing by Borrower, or the filing against Borrower by Guarantors or any Affiliate of either of them, of any proceeding for relief under any federal or state bankruptcy, insolvency or receivership laws or any assignment for the benefit of creditors made by Borrower; and

         (C) for repayment of any amount due and payable pursuant to subsection 2.4(B)(1).

         The foregoing will in no way limit or impair the enforcement against the Collateral or any other security granted by the Loan Documents of any of the Lender's rights and remedies pursuant to the Loan Documents.

         Witness the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.



HELLER FINANCIAL, INC.                      GUARDIAN INTERNATIONAL, INC.


By:      ________________________           By:      _________________________
Name: ________________________              Name: _________________________
Title:   ________________________           Title:   _________________________





Accepted and agreed for purposes of subsection 9.22:


----------------------------
HAROLD GINSBURG


----------------------------
SHEILAH GINSBURG

                                    EXHIBITS


         A        Aging Report
         B        Borrowing Base Certificate
         C        Closing Certificate
         D        Compliance Certificate
         E        Custody Agreement
         F        Guaranty
         G        Stock Pledge
         H        Financial Statements


                                    SCHEDULES

         1.1               Other Liens
         3.1(A)   List of Closing Documents
         4.1(B)            Capitalization of Borrower
         4.6               Trade Names (Present and Past Five Years)
         4.7               Location of Principal Place of Business, Books
                           and Records and Collateral
         4.9               Litigation
         4.13              Intellectual Property
         4.20              Bank Accounts
         4.23              Employee Matters
         7.1               Indebtedness

EXHIBIT 10 (h)(1)

                             STOCK PLEDGE AGREEMENT


         This STOCK PLEDGE AGREEMENT (this "Pledge Agreement"), dated as of November 16, 1994, is between HAROLD GINSBURG, an individual, and SHEILA GINSBURG, an individual (collectively, jointly and severally "Guarantors"), and HELLER FINANCIAL, INC., a Delaware corporation ("Lender").


         WHEREAS, Lender and Guardian International, Inc., a Florida corporation ("Borrower"), have entered into a Loan and Security Agreement (as the same may be amended, modified, supplemented or restated from time to time, the "Loan Agreement"), pursuant to which Lender has agreed or to make loans and other financial accommodations to Borrower (collectively, the "Loans") subject to the terms and conditions set forth in the Loan Agreement; and

         WHEREAS, one of the conditions to Lender's agreement to enter into the Loan Agreement is that Guarantors shall have executed and delivered this Pledge Agreement to secure the payment and performance of Guarantors' Obligations (as hereinafter defined).

         NOW, THEREFORE, in order to induce Lender to make the Loans, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, Guarantors and Lender hereby agree as follows:

     1. Definitions. All capitalized terms not elsewhere defined in this Pledge Agreement and defined in the Loan Agreement shall have the respective meanings ascribed to such terms in the Loan Agreement. The following terms shall have the following meanings in this Pledge Agreement:

         Collateral: the Securities (as hereinafter defined) and all dividends, distributions and other amounts or additional securities of Borrower or any successor in interest to Borrower to which Guarantors or any successor in interest to Guarantors (with or without additional consideration) is or becomes entitled by virtue of the ownership by such Person of any of the Securities or as the result of any corporate reorganization, merger, consolidation, stock split, stock dividend, conversion, preemptive right or otherwise, and the proceeds thereof.

         Guarantors's Obligations: (i) any and all Indebtedness, due or to become due, now existing or hereafter arising, of Guarantors to Lender pursuant to the terms of this Pledge Agreement, the Guaranty or any other Loan Documents to which Guarantors are a party, and (ii) the performance of the covenants of Guarantors contained in this Pledge Agreement, the Guaranty and all other Loan Documents to which Guarantors are a party.

         Securities: the capital stock of Borrower and any warrants, options or other rights to purchase capital stock of Borrower owned by Guarantors and described in Exhibit A hereto, and duly executed assignments separate from certificate satisfactory to Lender attached thereto.

2. Pledge of Collateral. To secure payment and performance of Guarantors' Obligations, Guarantors hereby jointly and severally pledge and deposit with Lender the Securities and hereby assigns and grants to Lender a valid and perfected first Lien in (i) the Securities and (ii) all other items of Collateral now owned or hereafter acquired by Guarantors.

     3. Representations, Warranties and Covenants. Guarantors hereby represents, warrants and covenants to Lender, jointly and severally, as follows:

         3.1 Authority. Guarantors have full power and authority to enter into, execute, deliver and carry out the terms of the Loan Documents to which they are a party and to incur the obligations provided for therein.

         3.2 Restrictions. Guarantors are not a party to and have no knowledge of any agreements restricting the transfer of any of the Collateral other than as provided in the Loan Documents. Except as described in the Loan Agreement, Guarantors have not granted any options for the purchase of, or any calls, commitments or claims of any character relating to, any of the Collateral to any Person.

         3.3 Binding Agreements. This Pledge Agreement, when executed and delivered, will constitute the valid and legally binding obligations of Guarantors, enforceable against Guarantors in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) equitable principles.

         3.4 Litigation. Except as set forth in the Loan Agreement, there are no judgments outstanding against Guarantors or affecting any property of Guarantors, nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the best of Guarantors's knowledge after due inquiry, threatened against or affecting Guarantors or any property of Guarantors.

         3.5 Conflicting Agreements. Guarantors are not in default under any agreement to which Guarantors are a party or by which Guarantors or any of the property of Guarantors is bound, the effect of which default might have a Material Adverse Effect. No authorization, consent, approval or other action by, and no notice to or filing with, any governmental body or any other Person which has not already been obtained, taken or filed, as applicable, is required (i) for the execution, delivery or, performance by Guarantors of this Pledge Agreement or (ii) as a condition to the validity or, enforceability of this Pledge Agreement, or the validity, enforceability or priority of the security interests in favor of Lender, except for certain filings to establish and perfect the security interests in favor of Lender. No provision of any mortgage, indenture, contract, agreement, statute, rule, regulation, judgment, decree or order binding on Guarantors or affecting the property of Guarantors conflicts with, or requires any consent which has not already been obtained under, or would in any way prevent the execution, delivery or performance of the terms of any of the Loan Documents to which Guarantors are a party. The execution, delivery and carrying out of the terms of the Loan Documents will not constitute a default under, or result in the creation or imposition of, or obligation to create, any Lien upon the property of Guarantors pursuant to the terms of any such mortgage, indenture, contract or agreement.

         3.6 Taxes. Guarantors has filed or caused to be filed all tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes shown to be due and payable on such returns or in any assessments made against Guarantors, and no tax liens have been filed and no claims are being asserted in respect of such taxes against Guarantors or any of the property of Guarantors.

         3.7 Compliance with Applicable Laws. Guarantors are not in default with respect to any judgment, order, writ, injunction, decree or decision of any governmental body, which default could have a Material Adverse Effect. Guarantors are in compliance with all applicable statutes and regulations of all governmental bodies, a violation of which could have a Material Adverse Effect.

         3.8 No Misrepresentation. Neither this Pledge Agreement nor any certificate, information or report furnished or to be furnished by or on behalf of Guarantors to Lender in connection with any of the transactions contemplated hereby, contains or will contain a misstatement of material fact, or omits or will omit to state a material fact required to be stated in order to make the statements contained herein, taken as a whole, not misleading in the light of the circumstances under which such statements were made. There is no fact, other than information known to the public generally, that would be expected to have a Material Adverse Effect that has not been disclosed expressly to Lender in writing.

         3.9 Burdensome Obligations. After giving effect to the transactions contemplated by this Pledge Agreement and the other Loan Documents to which Guarantors are a party, Guarantors (i) will not be a party to or be bound by any franchise, agreement, deed, lease or other instrument, or be subject to any restriction, which is so unusual or burdensome, so as to cause a Material Adverse Effect, (ii) do not intend to incur, and do not believe that Guarantors will incur, debts beyond Guarantors's ability to pay such debts as they become due, (iii) own and will own property, the fair saleable value of which is (A) greater than the total amount of Guarantors's liabilities (including contingent liabilities) and (B) greater than the amount that will be required to pay the probable liabilities of Guarantors's then existing debts as they become absolute and matured, and (iv) has and will have capital that is not unreasonably small in relation to Guarantors's businesses as presently conducted and as proposed to be conducted. Guarantors do not presently anticipate that future expenditures needed to meet the provisions of federal or state statutes, orders, rules or regulations will be so burdensome so as to have a Material Adverse Effect.

         3.10 Collateral. With respect to the Collateral deposited by Guarantors with Lender on the date hereof, (i) such Collateral represents 56% of the issued and outstanding capital stock and warrants, options and other rights to purchase capital stock of Borrower, (ii) Guarantors are the legal and beneficial owner of such Collateral, (iii) such Collateral is validly issued, fully paid and non-assessable and is registered in the name of Guarantors, (iv) the pledge of such Collateral pursuant to the terms of this Pledge Agreement, together with delivery thereof, creates a valid and perfected first Lien on such Collateral in favor of Lender, (v) the assignments separate from certificate attached to the certificates representing such Collateral have been duly executed and delivered by Guarantors to Lender, (vi) none of such Collateral is subject to any Lien of any kind whatsoever, except for the perfected first Lien on such Collateral granted to Lender hereby, (vii) no authorization, approval or other action by, or notice to or filing with, any governmental body is required for the pledge by Guarantors of such Collateral pursuant to the terms of this Pledge Agreement, (viii) until all of Borrower's Obligations and Guarantors's Obligations have been paid and performed in full, subject to the provisions of the Loan Agreement, Guarantors: (A) will not create or permit to exist any Lien upon or with respect to the Collateral, except for the first Lien thereon granted to Lender by this Pledge Agreement, and (B) will not sell, transfer, convey, assign, or otherwise divest Guarantors's interest in the Collateral, or any part thereof, to any other Person.

4.       Stock Splits, Stock Dividends.

         4.1 Additional Securities. Guarantors agree that in the event that Guarantors, by virtue of the ownership by Guarantors of the Collateral, now are, or hereafter become, entitled (with or without additional consideration) to other or additional securities as the result of any corporate reorganization, merger, consolidation, stock split, stock dividend, conversion or preemptive right or otherwise, Guarantors shall:

                  4.1.1 Delivery. Cause the issuer of such additional securities to deliver to Lender the certificates evidencing the ownership by Guarantors of such additional securities and hereby authorizes and empowers Lender to demand the same from such issuer, and agrees if such certificates are delivered to Guarantors, to take possession thereof in trust for Lender;

                  4.1.2 Assignment Separate from Certificate. Deliver to Lender an assignment separate from certificate with respect to such securities, executed in blank by Guarantors;

                  4.1.3 Representations and Warranties. Deliver to Lender a certificate, executed by Guarantors and dated the date of such pledge, as to the truth and correctness on such date of the representations and warranties set forth in Section 3 hereof; and

                 4.1.4 Additional Documents. Deliver to Lender such other certificates, forms and other instruments as Lender may reasonably request in connection with such pledge.

         4.2 Additional Collateral. Guarantors agree that such additional securities shall constitute a portion of the Collateral and be subject to this Pledge Agreement in the same manner and to the same extent as the Securities pledged hereby to Lender on the date hereof.

5. Voting Power; Distributions. Unless and until an Event of Default shall have occurred and be continuing, Guarantors shall be entitled to exercise all voting powers in all corporate matters pertaining to the Collateral or otherwise, for any purpose not inconsistent with, or in violation of, the provisions of any of the Loan Documents. Only to the extent permitted under the Loan Agreement and only so long as no Default or Event of Default has occurred and is continuing, Guarantors may receive dividends or other distributions with respect to any portion of the Collateral. If any such distributions are received by Guarantors in violation of the terms of this Section 5, such distributions shall be (i) held in trust by Guarantors on behalf of Lender, (ii) turned over to Lender by Guarantors immediately upon receipt thereof and (iii) deemed to constitute a portion of the Collateral pledged by Guarantors to Lender hereunder.

6.       Default and Remedies.

         6.1 Occurrence. The occurrence of any of the following shall constitute an Event of Default hereunder:

                  6.1.1 Default under Loan Agreement. If an Event of Default under the Loan Agreement shall occur.

                  6.1.2 Breach of Covenants. If Guarantors shall fail to observe or perform any covenant or agreement (other than those specifically addressed elsewhere in this Section 6.1) made by Guarantors under this Pledge Agreement, and such failure shall continue for a period of thirty (30) days after written notice of such failure is given by Agent.

                  6.1.3 Breach of Warranty. If any representation or warranty made by or on behalf of any Guarantors in or pursuant to this Pledge Agreement shall prove to be false or misleading in any material respect on the date made.

                  6.1.4 Collateral. If any material portion of the Collateral shall be seized or taken by a governmental body or Person, or Guarantors shall fail to maintain or cause to be maintained the liens in the Collateral granted hereby and the priority of such Liens as against any Person, or the title and rights of Guarantors to any material portion of the Collateral shall have become the subject matter of litigation which could reasonably be expected to result in impairment or loss of the security provided by this Pledge Agreement.

         6.2 Remedies. If an Event of Default shall occur and be continuing, Lender, at its option, may:

                  6.2.1 Registration. Cause the Collateral to be registered in its name or in the name of its nominee;

                  6.2.2 Voting Power. Exercise all voting powers pertaining to the Collateral and otherwise act with respect thereto as though Lender were the owner thereof;

                  6.2.3 Distributions. Receive all dividends and all other distributions of any kind whatsoever on all or any part of such Collateral;

                  6.2.4 Collection, Conversion. Exercise any and all rights of collection, conversion or exchange, and any and all other rights, privileges, options or powers of Guarantors pertaining or relating to such Collateral;

                  6.2.5 Sale of Collateral. Subject to any applicable state or federal securities laws, sell, assign and deliver the whole, or from time to time, any part of the Collateral at any broker's board or at any private sale or at public auction, with or without demand for performance or advertisement of the time or place of sale or adjournment thereof or otherwise, and free from any right of redemption (all of which hereby expressly are waived by Guarantors) for cash, for credit or for other property, for immediate or future delivery, and for such price and on such terms as Lender in its sole discretion may determine; and

                  6.2.6 Other Remedies. Exercise any other remedy specifically granted under this Pledge Agreement, the Guaranty, the other Loan Documents or now or hereafter existing in equity, or at law, by virtue of statute or otherwise.

         With respect to the actions  described in each of subsections 6.2.2 and
         6.2.4 above, Guarantors hereby irrevocably constitutes and appoints Lender its proxy and attorney-in-fact with full power of substitution and acknowledges that the constitution and appointment of such proxy and attorney-in-fact are coupled with an interest and are irrevocable.

         6.3 Agreement to Sell Collateral. For the purposes of this Section 6, an agreement to sell all or any part of the Collateral shall be treated as a sale thereof and Lender shall be free to carry out such sale pursuant to such agreement, and Guarantors shall not be entitled to the return of any of the same subject thereto, notwithstanding the fact that after Lender shall have entered into such an agreement, all Events of Default hereunder may have been remedied or all of Borrower's Obligations and Guarantors's Obligations may have been paid and/or performed in full.

         6.4 Lender May Bid. At any sale made pursuant to Section 6.2 above, Lender may bid for and purchase, free from any right of equity or redemption on the part of Guarantors (the same hereby being waived and released by Guarantors), any part or all of the Collateral that is offered for sale, and Lender, upon compliance with the terms of sale, may hold, retain and dispose of such Collateral without further accountability therefor.

         6.5 Proceeds of Sale. The proceeds of any sale of the whole or any part of the Collateral and any other monies at the time held by Lender under the provisions of this Pledge Agreement shall be applied in accordance with the terms of the Loan Agreement.

         6.6 No Duty of Lender. Lender shall not have any duty to exercise any of the rights, privileges, options or powers or to sell or otherwise realize upon any of the Collateral, as hereinbefore authorized, and Lender shall not be responsible for any failure to do so or delay in so doing.

         6.7 Effect of Sale. Any sale of all or any portion of the Collateral pursuant to Section 6.2 above shall operate to divest all right, title and interest of Guarantors to the Collateral which is the subject of any such sale.

         6.8 Securities Act. Guarantors acknowledge that Lender may be unable to effect a public sale of all or a part of the Collateral by reason of certain prohibitions contained in the Securities Act, or that it may be able to do so only after delay which might adversely affect the value that might be realized upon the sale of the Collateral. Accordingly, Guarantors agree that Lender, without the necessity of attempting to cause any registration of the Collateral to be effected under the Securities Act, may sell the Collateral or any part thereof in one or more private sales to a restricted group of purchasers who may be required to agree, among other things, that they are acquiring the Collateral for their own account, for investment purposes only, and not with a view toward the distribution or resale thereof. Guarantors agree that any such private sale may be at prices or on terms less favorable to the owner of the Collateral than would be the case if such Collateral was sold at public sale, and that any such private sale shall not be deemed not to have been made in a commercially reasonable manner by virtue of such sale having been a private sale.

         6.9 Notice. Lender shall give not less than ten (10) Business Days prior written notice to Guarantors of any sale pursuant to this Section 6, and such sale shall be held at such time or times within ordinary business hours. Guarantors hereby agree that such notice is commercially reasonable.

7. Lender's Obligations, Custodial Agreement, Performance Rights, Pledge Does Not Make Lender Shareholder. Lender shall not have any duty to protect, preserve or enforce rights against the Collateral other than a duty of reasonable custodial care of any such Collateral in its possession, it being understood that Lender shall (i) have no responsibility for (A) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to the Collateral, whether or not Lender has or is deemed to have knowledge of such matters, (B) taking any necessary steps to preserve rights against any parties with respect to the Collateral or (C) making any capital contributions or other payments on behalf of Guarantors and (ii) not be deemed to be a shareholder of Borrower unless Lender purchases or otherwise retains the applicable portion of the Collateral in connection with a foreclosure.

8. Termination of Pledge Agreement. Upon the payment and performance in full of all of Borrower's Obligations and Guarantors's Obligations, Lender shall deliver to Guarantors the Collateral in its possession and this Pledge Agreement thereupon shall terminate, subject to the provisions of the Loan Agreement.

9.       Miscellaneous.

         9.1 Exercise of Rights. Guarantors unconditionally agree that if an Event of Default has occurred and is continuing, Lender may exercise its rights and remedies hereunder prior to, concurrently with, or subsequent to the exercise by Lender of its rights and remedies against Guarantors or any other Person under any of the Loan Documents or otherwise. The obligations of Guarantors under this Pledge Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released or discharged or in any way affected by:

                  9.1.1 Amendments. Any amendment or modification of or supplement to any of the Loan Documents;

                  9.1.2 Exercise or Non-Exercise of Rights. Any exercise or non-exercise of any right or remedy under any of the Loan Documents, or the granting of any postponements or extensions for time of payment or other indulgences to Guarantors or any other Person, or the settlement or adjustment of any claim or the release or discharge or substitution of any Person primarily or secondarily liable with respect to any of the Loan Documents;

                  9.1.3   Bankruptcy.   The  institution  of  any   bankruptcy,

                  composition, receivership or liquidation proceedings by or against Guarantors, Borrower or any other Person; or

                  9.1.4 Other Defenses. Any other circumstance which otherwise might constitute a defense to, or a discharge of, Guarantors with respect to Borrower's Obligations and/or Guarantors's Obligations.

         9.2 Rights Cumulative. Each and every right, remedy and power granted to Lender hereunder, under the Guaranty and the other Loan Documents shall be cumulative and in addition to any other right, remedy or power specifically granted herein or now or hereafter existing in equity, at law, by virtue of statute or otherwise and may be exercised by Lender, from time to time, concurrently or independently and as often and in such order as Lender may deem expedient. Any failure or delay on the part of Lender in exercising any such right, remedy or power, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect the right of Lender thereafter to exercise the same, and any single or partial exercise of any such right, remedy or power shall not preclude any other or further exercise thereof or the exercise of any other right, remedy or power, and no such failure, delay, abandonment or single or partial exercise of rights of Lender hereunder shall be deemed to establish a custom or course of dealing or performance among the parties hereto.

         9.3 Modification. Any modification or waiver of any provision of this Pledge Agreement, or any consent to any departure by Guarantors therefrom, shall not be effective in any event unless the same is in writing and signed by Lender and then such modification, waiver or consent shall be effective only in the specific instance and for the specific purpose given. Any notice to or demand on Guarantors in any event not specifically required of Lender hereunder shall not entitle Guarantors to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

         9.4 Further Assurances. Guarantors agree that at any time, and from time to time, after the execution and delivery of this Pledge Agreement, Guarantors, upon the reasonable request of Lender and at the expense of Guarantors, promptly will execute and deliver such further documents and do such further acts and things as Lender reasonably may request in order to effect fully the purposes of this Pledge Agreement and to subject to the security interest created hereby any property intended by the provisions hereof to be covered hereby. Guarantors and Lender acknowledge their intent that, upon the occurrence of an Event of Default, Lender shall receive, to the fullest extent permitted by law, all rights necessary or desirable to obtain, use or sell the Collateral, and to exercise all remedies available to Lender under the Loan Documents, the Uniform Commercial Code or other applicable law. Guarantors and Lender further acknowledge and agree that, in the event of changes in law or governmental policy occurring subsequent to the date hereof that affect in any manner Lender's rights of access to, or use or sale of, the Collateral, or the procedures necessary to enable Lender to obtain such rights of access, use or sale, Lender and Guarantors shall amend this Pledge Agreement and any other Loan Documents to which Guarantors is a party, in such manner as Lender reasonably shall request, in order to provide Lender such rights to the greatest extent possible consistent with then applicable law.

         9.5 Preservation of Collateral. Guarantors agree that it will warrant, preserve, maintain and defend, at the expense of Guarantors, the right, title and interest of Lender in and to the Collateral and all right, title and interest represented thereby against all claims, charges and demands of all Persons whomsoever.

         9.6 Notices. All notices and communications under this Pledge Agreement shall be delivered in the manner set forth in the Loan Agreement, with all notices to Guarantors to be sent to the address set forth in the Loan Agreement for Borrower.

         9.7 APPLICABLE LAW. THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

         9.8 Severability. The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Pledge Agreement or the other Loan Documents shall not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Pledge Agreement, or the other Loan Documents or of such provision or obligation in any other jurisdiction.

         9.9 Successors and Assigns. This Pledge Agreement shall inure to the benefit of the successors, assigns of Lender and shall be binding upon the successors and assigns of Guarantors.

         9.10 Counterparts. This Pledge Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which when taken together shall be deemed to be one and the same instrument.

         9.11 Notation on Books. Concurrently with the execution and delivery hereof, Guarantors shall cause Borrower to register in its corporate books the security interests in and the pledge of the Collateral affected hereby.

         9.12 Joint and Several. Guarantors shall be jointly and severally liable for the observance and performance of each of the covenants, warranties and agreements of Guarantors hereunder and under the other Loan Documents to which they are a party. Each of the representations of Guarantors herein is made by Guarantors jointly and severally.

10. CONSENT TO JURISDICTION. GUARANTORS HEREBY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREE THAT, SUBJECT TO LENDER'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN
DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS.  GUARANTORS ACCEPT
FOR THEMSELVES AND IN CONNECTION WITH THEIR PROPERTIES,
GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF

THE AFORESAID COURTS AND WAIVE ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREE TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS PLEDGE AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE OBLIGATIONS.

11. WAIVER OF JURY TRIAL. GUARANTORS AND LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS. GUARANTORS AND LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS PLEDGE AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. GUARANTORS AND LENDER FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY, WILLINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

         IN WITNESS WHEREOF, Guarantors and Lender have caused this Pledge Agreement to be executed as of the date first above written.



                            ----------------------------------
                            HAROLD GINSBURG


                            ----------------------------------
                            SHEILA GINSBURG



                     HELLER FINANCIAL, INC., a Delaware corporation


                     By:      ______________________________
                     Name:    _______________________________
                     Its:     ______________________________

                                    EXHIBIT A

                            Description of Securities

                                           Issued to
                  Description             Guarantors and
Guarantors          of Stock              Outstanding

Harold Ginsburg   Common Stock of         28 shares, represented by
                  Guardian                certificate no. __.
                  International, Inc.

Sheila Ginsburg   Common Stock of         28 shares, represented by
                  Guardian                certificate no. __.
                  International, Inc.






                             Borrower Acknowledgment


         The undersigned, as ______________ of Guardian International, Inc., a _________ corporation (the "Corporation"), hereby acknowledges, on behalf of the Corporation, the pledge of 56% of the issued and outstanding capital stock of the Corporation pursuant to the terms of this Pledge Agreement.


                             GUARDIAN INTERNATIONAL, INC., a
                             Florida corporation


                             By:      ______________________________
                             Name:  ______________________________
                             Its:     ______________________________

                                 EXHIBIT 10 (h)(2)

                                    GUARANTY


         This GUARANTY is dated as of November 16, 1994 by HAROLD GINSBURG, an individual and SHEILAH GINSBURG, an individual (collectively, jointly and severally "Guarantors") for the benefit of HELLER FINANCIAL, INC., a Delaware corporation ("Lender"). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the "Loan Agreement" (as hereinafter defined).

         WHEREAS, Guarantors own 56% of the capital and voting stock in Guardian International, Inc., a Florida corporation ("Borrower");

         WHEREAS, Lender and Borrower have entered into a Loan and Security Agreement dated as of (as the same may be amended, modified, supplemented or restated from time to time, the "Loan Agreement"), pursuant to which Lender has made loans and other financial accommodations to Borrower (collectively, the "Loans");

         WHEREAS, One of the conditions precedent to the effectiveness of the Loan Agreement is the execution by Guarantors of this Guaranty and the performance by Guarantors of their obligations hereunder.

         NOW, THEREFORE, in order to induce Lender to enter into and accept the Amendment, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, Guarantors hereby agree as follows:

1. Guaranty of Payment. Guarantors hereby jointly and severally, unconditionally and irrevocably guaranty to Lender the punctual payment, whether at stated maturity or by acceleration or otherwise, of Borrower's Obligations; provided, however, that Guarantors's liability hereunder shall not exceed $700,000 plus the costs and expenses incurred by Lender in enforcing the obligations of Guarantors under this Guaranty. Guarantors shall not be liable for costs and expenses incurred by Lender in enforcing Borrower's Obligations, except to the extent such cost and expenses are included within the foregoing limitation. Guarantors agree that this Guaranty is a present and continuing guaranty of payment and not of collectibility, and that Lender shall not be required to prosecute collection, enforcement or other remedies against Borrower, or to enforce or resort to any of the Collateral or other rights or remedies pertaining thereto, before calling on Guarantors for payment. Guarantors agree that, upon an Event of Default Guarantors shall pay Borrower's Obligations to Lender immediately upon demand, subject to the limitation set forth above in this Section 1. Guarantors agree that one or more successive actions may be brought against Guarantors as often as Lender deems advisable, until all of Borrower's Obligations are paid and performed in full.

     2. Continuing Guaranty. Guarantors agree that the obligations of Guarantors pursuant to Paragraph 1 above and any other provision of any of the Loan Documents shall be primary obligations, shall not be subject to any counterclaim, set-off, abatement, deferment or defense based upon any claim that Guarantors may have against Lender (other than any claim directly arising from the gross negligence or wilful misconduct of Lender), Borrower or any other Person, and shall remain in full force and effect without regard to, and shall not be released, discharged or affected in any way by any circumstances or condition (whether or not Guarantors shall have any knowledge thereof), including, without limitation:

     (a) any lack of validity or enforceability of any of the Loan Documents;

     (b) any termination, amendment, modification or other change in any of the Loan Documents;

     (c) any exchange, substitution or release of any Collateral or any failure to perfect any Lien in any of the Collateral;

     (d) any failure, omission or delay on the part of Borrower, Guarantors or Lender to conform of comply with any term of any of the Loan Documents or any failure of Lender to give notice of any Default or Event of Default;

     (e) any waiver, compromise, release, settlement or extension of time of payment or performance or observance of any of the obligations or agreements contained in any of the Loan Documents;

     (f) any action or inaction by Lender under or in respect of any of the Loan Documents, any failure, lack of diligence, omission or delay on the part of Lender to enforce, assert or exercise any right, power or remedy conferred on it in any of the Loan Documents, or any other action or inaction on the part of Lender;

     (g) the death or incapacity of Guarantors or any voluntary or
         involuntary  bankruptcy,   insolvency,   reorganization,   arrangement,
         readjustment, assignment for the benefit of creditors, composition, receivership, liquidation, marshalling of assets and liabilities or similar events or proceedings with respect to Borrower or Guarantors, as applicable, or any of their respective Property, or any action taken by any trustee or receiver or by any court in any such proceeding;

     (h) any merger or consolidation of Borrower into or with any Person, or any sale, lease or transfer of any of the assets of Borrower or Guarantors to any other Person;

     (i) any change in the ownership of the capital stock of Borrower or any change in the relationship between Borrower and Guarantors, or any termination of any such relationship;

     (j) to the extent permitted by law, any release or discharge by operation of law of Guarantors from any obligation or agreement contained in any of the Loan Documents; or

                  (k) to the extent permitted by law, any other occurrence, circumstance, happening or event, whether similar or dissimilar to the foregoing and whether foreseen or unforeseen, which otherwise might constitute a legal or equitable defense or discharge of the liabilities of a guarantor or surety or which otherwise might limit recourse against Borrower or Guarantors.

3. Waivers.  Guarantors  unconditionally  waive, to the extent permitted by law,
(i) notice of any of the matters referred to in Paragraph 2 above, (ii) all notices which may be required by statute, rule of law or otherwise, now or hereafter in effect, to preserve intact any rights against Guarantors, including, without limitation, any demand, presentment and protest, proof of notice of non-payment under any of the Loan Documents and notice of any Default or any Event of Default or any failure on the part of Guarantors or Borrower to perform or comply with any covenant, agreement, term or condition of any of the Loan Documents, (iii) any right to the enforcement, assertion or exercise against Guarantors or Borrower of any right or remedy conferred under any of the Loan Documents, (iv) any requirement of diligence on the part of any Person, (v) any requirement to exhaust any remedies or to mitigate the damages resulting from any default under any of the Loan Documents, and (vi) any notice of any sale, transfer or other disposition of any right, title or interest of Lender under any of the Loan Documents.

4. Subordination. Guarantors agree that any and all present and future debts and obligations of Borrower to Guarantors hereby are subordinated to the claims of Lender and hereby are assigned by Guarantors to Lender as security for the repayment and performance of Borrower's Obligations.

5. Subrogation. Notwithstanding any payment or performance by Guarantors pursuant to this Guaranty, for so long as any of Borrower's Obligations remain unperformed or unpaid, Guarantors shall not be entitled to be subrogated to any rights of Lender against Borrower. Unless and until Borrower's Obligations have been paid and performed in full, Guarantors will not assign or otherwise transfer any such claim to any other Person.

6. Reinstatement. The obligations of the Guarantors pursuant to this Guaranty shall continue to be effective or automatically be reinstated, as the case may be, if at any time payment of any of Borrower's Obligations is rescinded or otherwise must be restored or returned by Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Guarantors or Borrower or otherwise, all as though such payment had not been made.

7. Successors and Assigns. This Guaranty shall inure to the benefit of Lender, its successors and assigns. This Guaranty shall be binding on the Guarantors, his respective successors, assigns, heirs, executors and legatees, and shall continue in full force and effect until all of Borrower's Obligations are paid and performed in full.

8. No Waiver of Rights. Neither any delay in exercising nor any failure on the part of Lender to exercise any right, power or privilege under this Guaranty or any of the other Loan Documents shall operate as a waiver thereof, and no single or partial exercise of any right, power or privilege shall preclude any other or further exercise thereof or the exercise of any other power or right, or be deemed to establish a custom or course of dealing or performance between the parties hereto. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law. No notice to or demand on Guarantors in any case shall entitle Guarantors to any other or further notice or demand in the same, similar or other circumstance.

9. Modification. The terms of this Guaranty may be waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. No amendment, modification, waiver or other change of any of the terms of this Guaranty shall be effective without the prior written consent of Lender.

10. Costs and Expenses. Guarantors agree to pay promptly all costs and expenses incurred by or on behalf of Lender (including, without limitation, reasonable attorneys' fees and expenses) in enforcing the obligations of Guarantors under this Guaranty.

11. CONSENT TO JURISDICTION. GUARANTORS HEREBY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDER'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. GUARANTORS ACCEPT FOR THEMSELVES AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS PLEDGE AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE OBLIGATIONS.

12. APPLICABLE LAW. THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE
INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO
CONFLICTS OF LAWS PRINCIPLES.

13. WAIVER OF JURY TRIAL. GUARANTORS AND LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS. GUARANTORS AND LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS PLEDGE AGREEMENT AND THE OTHER LOAN
DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. GUARANTORS AND LENDER FURTHER

WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY, WILLINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

14. WAIVER OF RIGHTS AGAINST BORROWER. NOTWITHSTANDING ANYTHING TO THE CONTRARY WHICH MAY BE CONTAINED HEREIN, GUARANTORS HEREBY UNCONDITIONALLY AND IRREVOCABLY AGREE THAT GUARANTORS (I) WILL NOT AT ANY TIME ASSERT AGAINST BORROWER (OR THE BORROWER'S ESTATE IF THE BORROWER BECOMES BANKRUPT OR BECOMES THE SUBJECT OF ANY CASE OR PROCEEDING UNDER THE BANKRUPTCY LAWS OF THE UNITED STATES OF AMERICA) ANY RIGHT OR CLAIM, AT LAW OR IN EQUITY, TO INDEMNIFICATION, REIMBURSEMENT, CONTRIBUTION, RESTITUTION OR PAYMENT FOR OR WITH RESPECT TO ANY AND ALL AMOUNTS GUARANTORS MAY PAY OR BE OBLIGATED TO PAY TO LENDER, INCLUDING, WITHOUT LIMITATION, BORROWER'S OBLIGATIONS AND ANY AND ALL OTHER OBLIGATIONS WHICH GUARANTORS MAY PERFORM, SATISFY OR DISCHARGE, UNDER OR WITH RESPECT TO THIS GUARANTY, AND (II) WAIVE AND RELEASE ALL SUCH RIGHTS AND CLAIMS, AT LAW OR IN EQUITY, TO INDEMNIFICATION, REIMBURSEMENT, CONTRIBUTION, RESTITUTION OR PAYMENT WHICH GUARANTORS MAY HAVE NOW OR AT ANY TIME AGAINST BORROWER (OR THE BORROWER'S ESTATE IF THE BORROWER BECOMES BANKRUPT OR BECOMES THE SUBJECT OF ANY CASE OR PROCEEDING UNDER THE BANKRUPTCY LAWS OF THE UNITED STATES OF AMERICA). GUARANTORS FURTHER UNCONDITIONALLY AND IRREVOCABLY AGREE THAT GUARANTORS SHALL HAVE NO RIGHT OF SUBROGATION, AND WAIVE ANY RIGHT TO ENFORCE ANY REMEDY WHICH LENDER NOW HAS OR HEREAFTER MAY HAVE AGAINST BORROWER, AND WAIVES ANY DEFENSE BASED UPON AN ELECTION OF REMEDIES BY LENDER, WHICH DESTROYS OR OTHERWISE IMPAIRS ANY SUBROGATION RIGHTS OF GUARANTORS AND/OR THE RIGHT OF GUARANTORS TO PROCEED AGAINST BORROWER FOR REIMBURSEMENT.

15. Joint and Several. Guarantors shall be jointly and severally liable for the observance and performance of each of the covenants, warranties and agreements of Guarantors hereunder and under the Loan Documents to which they are a party. Each of the representations of Guarantors herein is made by Guarantors jointly and severally.

         IN WITNESS WHEREOF, Guarantors have executed this Guaranty as of the date first above written.



                                     ------------------------------
                                     HAROLD GINSBURG


                                     ------------------------------
                                     SHEILAH GINSBURG

                                 EXHIBIT 10 (h)(3)


                                                       Date



Bank
Address
Address
Attn:_______________

         Re:      COMPANY (Company)

Gentlemen:

         Company has established Account Number ______________ and P.O. Box ______ at your bank for collection of checks and other funds from its customers. You are hereby authorized and directed to deposit all checks and funds received in P.O. Box _______ into Demand Deposit Account Number____________ (the "Depository Account") maintained at your bank in the name of Heller Financial, Inc. for itself and as Agent for the Lenders ("Heller"). These instructions are effective as of ______________, and cannot be revoked, modified or amended without the prior written consent of Heller.

         By your acceptance hereof, you agree: (i) to act as agent for, and under the exclusive direction of, Heller with respect to the above described funds; (ii) that payments received in the P.O. Box are sole and exclusive property of Heller and Heller's interest therein is superior to any interest that you may have or claim with respect thereto; and (iii) that, unless you are otherwise directed by Heller, any payments made to the P.O Box will be promptly transferred by you to the Depository Account, without any deduction or set-off, except as noted in Heller Financial, Inc.'s account opening letter dated
_________________.


HELLER FINANCIAL, INC., for                    COMPANY
itself and as agent for the
lenders

By:__________________________                  By:________________________
Title:_______________________                  Title:_____________________


         The undersigned hereby accepts and agrees to act as agent for the exclusive benefit of Heller and to comply with the foregoing instructions.

                                          BANK

                                     By:________________________
                                     Title:_____________________
                                     Date:______________________

Prepared by and return to:

==========================
--------------------------
                                    EXHIBIT (h)(4)

                            LOCKBOX SERVICE AGREEMENT


         This Lockbox Service Agreement ("Lockbox Agreement") is entered into as of __________________, 19__, by and between NATIONAL COMMUNITY BANK OF NEW JERSEY, ("Bank"), PIERCE DAVIDSON ASSOCIATES, LP, ("Customer"), and HELLER FINANCIAL, INC., a Delaware corporation ("Lender"), subject to the following conditions.

1. Remittance Collection. Pursuant to Customer's Authorization hereinafter granted, Bank will collect all mail from P.O. Drawer No._________ (the "Lockbox"), at frequent intervals each business day. Bank will remove and inspect the contents. all mail which does not contain a remittance will be sent to Customer.

         Bank agrees to process remittances only in accordance with written instructions received from Lender or as herein provided. However, in the event that such written instructions conflict with this Lockbox Agreement, the terms of this Lockbox Agreement will control. Remittances will be handled as follows:

         (a)      Inspection  of  Checks.  Bank  will  verify  that each item is payable to Lender or any substantially similar payee ("Payee"). Items not so payable will not be deposited and will be sent to Lender for disposition.

         (b) Adjustments. Bank will make the following standard adjustments or dispositions unless otherwise agreed between Bank, Lender and Customer:

                           Undated checks. Undated checks will be sent to Lender for disposition.

                           Missing payee. All items received which do not designate the name of a payee will be sent to Lender for disposition.

                           Postdated items. Items dated five or more business days after the date of receipt (including such date) will be sent to Lender.

                           Differing amounts. If the written and numeric amounts of an item differ, Bank will process using numeric amount and if returned unpaid, the check will be sent to Lender for disposition.

                          Unsigned items. Items which do not bear the drawer's signature will be processed and if returned unpaid will be sent to Lender for disposition.

                           Restrictive Endorsements. Items with restrictive endorsements such as "paid in full" or the like, will be sent to Lender for disposition. Bank shall use its best efforts to identify and forward items having restrictive endorsements. Bank shall not be liable for any loss or delay resulting from a failure to identify and forward to Lender items having restrictive endorsements; provided Bank uses its best efforts regarding same.

                           Foreign items. Items drawn on foreign banks in foreign currency will be sent to Lender for disposition. Checks drawn on foreign banks payable in U.S. currency will receive normal processing.

2.       Deposits; Transfer; and Disbursements.

         (a)      Bank will endorse all items as follows:

                  "Credited to the account of Payee, lack of endorsement guaranteed," _______________________________________,
                  Demand Deposit Account No. ______________________.

         (b) All checks shall be deposited into an interest bearing account maintained by Bank (the "Rent Account"). all funds shall be accumulated in the Rent Account each month. Unless Lender directs Bank in writing to the contrary, Borrower, Bank and Lender hereby agree that on or before the tenth (10th) day of each calendar month the Bank will wire transfer to Lender by Federal Funds the amount of the checks and any other funds received in the lock box. Lender hereby grants Bank a limited right of claim or offset, but solely with respect to those items which are returned unpaid.

         (c) All items (i.e., checks, drafts or money orders) received will be microfilmed in processing sequence. This film record will be maintained by Bank for five (5) years. Photocopies of filmed items will be provided upon Lender's or Customer's request and upon payment of photocopying charges currently in effect.

         (d) On or before the fifth (5th) day of each calendar month, Customer shall provide Lender with a current rent roll for the prior month showing the amount due from each tenant and the amount paid by tenant during the prior month, additions or deletions made to the rent roll during the prior month, as well as any other documents which Lender may request in Lender's sole absolute discretion.

         (e)      Bank  shall  provide   Lender  and  Customer  with  a  monthly
                  statement showing all deposits and disbursements from the Rent Account and the date of such deposit or disbursement.

3. Returned Items. Items which are returned unpaid because of insufficient or uncollected funds after presentment will be processed for a second time. Items processed for a second time which are again returned unpaid because of insufficient or uncollected funds after presentment will be returned to Lender. Bank will give Lender and Customer prompt notice of any unpaid item which may be so charged back or debited.

4. Authority of Bank. Customer has authorized, or hereby authorizes, the Newark, New Jersey Postmaster or other relevant authority to grant Bank and Lender unrestricted and exclusive access to the Post Office Box for the purpose of obtaining all mail placed therein. Bank's appointment by Customer as Customer's agent is limited as follows:

         (a) To have unrestricted and exclusive access to the Post Office Box for the purpose of obtaining the mail as described above; and

         (b) To endorse for deposit as described above any items and other evidences of payment, which are for deposit to Customer's account. Bank's appointment as Customer's agent is for the specific, limited and restricted purpose of endorsement for deposit as described herein.

5. Standard of Care. Except as otherwise provided herein, Bank will exercise reasonable care in the performance of its duties under this Lockbox Agreement.

6.       Limitation of Liability.  Bank will have no liabilities to
         -----------------------
         Customer or Lender other than those imposed upon it by law for its own lack of good faith or its own failure to exercise reasonable care. Reasonable care in the handling of items of deposit shall be measured by the standard of the reasonableness of the banking procedures established for the transaction involved. Mere clerical error, inadvertence or an honest mistake of judgment will not constitute a failure to perform such obligations or a failure to exercise reasonable care, and in no case will be deemed wrongful.

7. Indemnification. With respect to all claims of third parties, Customer agrees to reimburse and indemnify Bank for, and hold it harmless against, any loss, liability, claim or controversy of any kind arising out of, or in connection with, the performance by Bank of its duties and obligations under this Lockbox Agreement, as well as the costs and expenses, including (but not limited to) reasonable attorney's fees, of defending against any claim or liability arising out of or relating to this Lockbox Agreement; provided, however, that the foregoing shall not apply unless Bank has acted in accordance with the reasonable commercial standards of the banking business.

8.       Fees and Expenses.  For its services hereunder, Bank shall be
         -----------------
         entitled to collect a fee in accordance with that certain proposal letter from Bank to Customer dated May 20, 1992, which fee shall be paid by Customer, a copy of which is attached hereto as Exhibit "B" and is incorporated herein by this reference. During the term of this Lockbox Agreement, pricing for services provided hereunder will be reviewed semi-annually and fees will be adjusted accordingly.

9. Modification. This Lockbox Agreement may be modified only by a written amendment signed by all parties.

10. Duration. This Lockbox Agreement will remain in effect until terminated by Lender or Bank. Lender or Bank may terminate this Lockbox Agreement by written notice to the other parties to be effective thirty (30) days after receipt of notice by the other parties. Such notice may be transmitted by registered United States mail or by personal delivery to the address herein designated.

11.      Notices; Mailing of Material to Customer or Lender.

         (a) The respective addresses at which notices for which provision is made hereunder are as follows:

                  (1)      To Customer as follows:

                           Pierce Davidson Associates
                           535 Secaucus Road
                           Secaucus, New Jersey  07094
                           Attention:  Mr. Mark Bava

                  (2)      To Bank as follows:

                      National Community Bank of New Jersey
                           113 West Essex Street
                           Maywood, New Jersey  07607
                           Attention:  Nancy Altbrandt

                  (3)      To Lender as follows:

                           Heller Financial, Inc.
                           500 West Monroe Street, Suite 1500
                           Chicago, Illinois  60661
                           Attention:  Mr. Thomas Pacha

         (b) Bank will send a copy of all notices, statements, mail, checks not accepted for deposit and any other material sent to Customer or Lender in connection with this Lockbox Agreement to the other of Customer or Lender at their respective addresses set forth in paragraph 11(a) hereof.

12. Notices to Tenants. Customer shall complete a notice to each tenant in the Franklin Tower Office Building in the form attached hereto as Exhibit A and shall return the notices to Lender within ten (10) days of the execution of this Lockbox Agreement. Lender shall then forward the notices to the tenants.

13. Governing Law. This Lockbox Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey.

14. Bank shall be fully protected in acting on any order or direction by Lender respecting the Lock Box, the items received therein and the related deposit account without making any inquiry whatsoever as to Lender's right or authority to give such order or direction or as to the application of any payment made pursuant thereto.

15. It is agreed that the Bank will not be responsible for any loss or delay resulting from any cause or causes which are unavoidable and beyond its reasonable control, or in any event, for any consequential damages incurred by either Lender or Borrower.

16. Borrower agrees to indemnify and reimburse the bank for any reasonable costs and expenses incurred, including without limitation, legal fees and costs for inside and outside counsel and all postal and bank services charges incurred in connection with this agreement, the Lock Box Account and Deposit Account and in the event Lender sends notice as defined in paragraph it thereupon gives the bank likewise the same indemnities.

         IN WITNESS WHEREOF, the parties hereto have caused this Lockbox Agreement to be executed by their duly authorized officers all as of the day and year first above written.


                                    BANK:

                                    NATIONAL COMMUNITY BANK
                                    OF NEW JERSEY


                                    By:___________________________
                                    Title:________________________
                                    Date:_________________________


                                    CUSTOMER:

                                    PIERCE DAVIDSON ASSOCIATES, L.P.


                                     By:____________________________
                                     Title:_________________________
                                     Date:__________________________


                                     LENDER:

                                     HELLER FINANCIAL, INC.


                                     By:____________________________
                                     Title:_________________________
                                     Date:__________________________

                        EXHIBIT A

                     (Tenant's Name)
                     -------------------------------
                     (Tenant's Address)
                     ===============================
                     -------------------------------
                     (Date)

Dear Tenant:

         You are hereby notified that, effective with the lease payment for January, 1991, all payments for rent and other amounts due under your lease should be sent as follows:

                  ===============================
                  -------------------------------

         Please make your checks payable to __________________________. This arrangement shall remain in effect until you receive written notice to the contrary from ______________________________.

         Please  sign the  enclosed  copy of this  notice  to  acknowledge  your
agreement   to  abide  by  it  and  return  the  signed  copy  in  the  enclosed self-addressed, stamped envelope to Heller Financial, Inc.

                                   Sincerely,

                                   -----------------------------


                                   By:__________________________

Acknowledge and Agreed,


------------------------
      [Tenant]

                                 EXHIBIT 10 (h)(5)



                           BORROWING BASE CERTIFICATE


                                               _______________, 199_


Heller Financial, Inc.
500 West Monroe Street
15th Floor
Chicago, Illinois  60661
Attention:  Portfolio Manager,
                    Secured Receivables Finance Group

Ladies and Gentlemen:

         Pursuant to the Loan and Security Agreement dated November __, 1994 (the "Loan Agreement") with Guardian International, Inc. ("Borrower"), Borrower hereby requests a Loan in the principal amount of ________________. This Borrowing Base Certificate confirms the telephone notice of a requested borrowing made prior to 11:00 a.m. (Chicago time) today. The aggregate amount of Loans outstanding, including the Loan requested herewith, is not more than the amount of the Borrowing Base. Borrower has not requested a Loan with the seven
(7) day period ending on the date hereof. The requested Funding Date as [not less than four Business Days after date]. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

1.       Aggregate of monthly payments required
         by Eligible Contracts                            $__________

2.       Aggregate number of months remaining,
         on Eligible Contracts, not to exceed
         60 months for any one Eligible Contract          ___________

3.       Product of line 1 multiplied by line 2           $__________

4.       Product of line 3 multiplied by 50%
         (Borrowing Base)                                 $__________

5.       Present outstanding principal balance of Loans
         (to be completed by Lender)                      $__________

6.       Amount of Loan requested hereby                  $__________

7.       Total of lines 5 and 6 (must be less than
         lesser of $7,000,000 and line 4)                 $__________

         An Aging Report is attached hereto and a copy of such Aging Report was delvered to the Custodian by [describe method of transmittal] for delivery on [date of delivery], together with the original counterparts of the Contracts reflected thereon, and the Schedule of Contracts required by the Custody Agreement.

         Also attached hereto is evidence that (a) each of the Contract Obligors under Contracts reflected on the attached Aging Report but not previously part of the Borrowing Base has achieved a Beacon Credit Score of at least 400, and
(b) each of the Contract Obligors under Contracts reflected on the attached Aging Report but not previously part of the Borrowing base, has purchased its Alarm System for a minimum price of $300 or purchased a residence with an existing Alarm System, and the fair market value of the Alarm System is not less than $300.

         All of the Contracts described on the attached Aging Report are Eligible Contracts, and meet all of the following criteria:

       (a) Installments under the Contracts are paid only monthly or quarterly;

       (b) The Contract Obligors own and reside in the residences where the Alarm Systems are permanently installed as a fixture;

       (c) Installments under the Contracts are in an amount not less than $20 per month and not more than $50 per month; and with respect to all the Eligible Contracts included in the Borrowing Base, the average installment is less than $30 per month;

       (d) Each of the Contract Obligors has achieved a Beacon Credit Score of at least 400;

       (e) The accounts for the Contracts have been transferred into Borrower's central station;

       (f) Borrower has electronically inspected each Alarm System, and the alarm panel has been placed on Borrower's own telephone line;

       (g) Each of the Contract Obligors has a homeowner's insurance policy in full force and effect and the insurer has been notified that the Contract Obligor has a monitored Alarm System;

       (h) Each Alarm System has been encrypted with Borrower's proprietary alarm monitoring computer software;

       (i) Each Contract Obligor has purchased its Alarm System for a minimum price of $300 or purchased a residence with an existing Alarm System, and the fair market value of the Alarm System is not less than $300;

       (j) Borrower has owned the Contract and monitored the related Alarm System for not less than five (5) Business Days;

       (k) Borrower has physically inspected at least five percent (5%) of the Alarm Systems;

       (l) With respect to Contracts first included in the Borrowing Base, no installment remains unpaid for more than thirty (30) days after the due date specified therefor; and

       (m)      The Contracts are not otherwise Ineligible Contracts.

         On the date hereof, all representations and warranties in the Loan Agreement are true and correct. No Default or Event of Default has occurred and is continuing on the date hereof.

         Please disburse any funds advanced pursuant hereto in accordance with the following instruction:

                                            ===========================
                                            ---------------------------



                               GUARDIAN INTERNATIONAL, INC.


                               By:      __________________________
                               Name: __________________________
                               Its:     Responsible Officer

                                 EXHIBIT 10 (h)(6)



                      CAPITAL APPRECIATION RIGHTS AGREEMENT


         This Capital Appreciation Rights Agreement (this "Agreement") is dated as of November 16, 1994, and is between GUARDIAN INTERNATIONAL, INC., a Florida corporation ("Company"), with its principal place of business at 3880 North 28th Terrace, Hollywood, Florida 33020, and HELLER FINANCIAL, INC., a Delaware corporation ("Heller") having an office at 500 West Monroe Street, Chicago, Illinois 60661.

         WHEREAS, Company and Heller, as lender, are parties to that certain Loan and Security Agreement of even date herewith (as the same may hereafter be amended, modified or supplemented from time to time, the "Loan Agreement"), pursuant to which Heller may make certain loans to Company in the maximum amount of up to $7,000,000;

         WHEREAS, as an inducement to Heller to enter into the Loan Agreement, Company has agreed to execute and deliver this Agreement to Heller; and

         WHEREAS, Heller has allocated certain consideration for the right to receive the "Capital Appreciation Payment" (as defined herein).

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement, as in effect on the date hereof, regardless of whether the Loan Agreement shall be hereafter amended or terminated. When used herein, the following terms shall have the following meanings:

         "Applicable Adjustment" means an amount determined from time to time pursuant to all Dilutive Transactions which shall have occurred, equal to the product obtained by multiplying (i) the Multiplier, by (ii) the aggregate of all Dilutive Consideration which the Company has received on or prior to the applicable date.

         "Capital Appreciation Payment" shall have the meaning ascribed thereto in paragraph 2 hereof.

         "Capital Appreciation Payment Obligation" means the obligation of the Company to make the Capital Appreciation Payment to the Holders pursuant to the terms hereof.

         "Common Stock" means shares of (i) common stock of the Company par value $1.00 per share, and/or (ii) any other class of capital stock or security of the Company hereafter authorized having the right to share in distributions of either earnings or assets of the Company without limit in amount or percentage.

         "Company Payment Notice" shall have the meaning ascribed thereto in subparagraph 3(b) hereof.

         "Company Payment Period" means the period commencing on the ninth (9th) anniversary of the date hereof and ending on the tenth (10th) anniversary of the date hereof.

         "Current Market Value" means, as to any security on any date specified herein, the average of the daily closing prices for the thirty (30) consecutive trading days before such date, excluding any trades which are not bona fide arm's length transactions. The closing price for each day shall be:

                  (i) if any such security is listed or admitted for trading on any national securities exchange, the last sale price of such security or the mean of the closing bid and asked prices therefor if no such sale occurred, in each case as officially reported on the principal securities exchange on which such security is listed; or

                  (ii) if not listed or admitted for trading on any national securities exchange and if quoted in the over-the-counter market as shown by the National Association of Securities Dealers, Inc. Automated Quotation System, or any similar system of automated dissemination of quotations of security prices then in common use in the United States, the mean between the closing high bid and low asked quotations of any such security, as reported by any member firm of the New York Stock Exchange selected by the Company; or

                  (iii) if not  listed,  admitted  or  quoted  as  described  in clauses (i) or (ii) above, the mean between the high bid and low asked quotations for any such security as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, as reported by any member firm of the New York Stock Exchange selected by the Company; or

                  (iv) if such security is quoted on a national securities or central market system in lieu of a market or quotation system described in any of clauses (i), (ii) and (iii) above, then the closing price shall be determined in the manner set forth in clause (ii) above if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (i) above if actual transactions are reported.

         "Dilutive Consideration" means the Fair Value of the consideration received by the Company in return for issuing Common Stock in any Dilutive
Transaction, determined in accordance with the definitions of Dilutive Transaction and Non-Dilutive Transaction.

         "Dilutive Transaction" means any transaction in which the Company issues shares of its Common Stock in return for per share consideration which is less than the greater of (i) the then Net Book Value Per Share, or (ii) the then Fair Value Per Share. For purposes hereof, the consideration received by the Company for issuing any shares of Common Stock shall be valued in accordance with the terms of the definition of Non-Dilutive Transaction. Any exercise by Robert Kasky of rights to the issuance or other purchase from the Company of up to ten percent (10%) percent of the number of issued and outstanding shares of Common Stock of the Company shall be excluded from the definition of the term "Dilutive Transaction."

         "Event of Default" means any of (i) the breach of any warranty or representation made by the Company herein; (ii) the failure by the Company to comply with any covenant contained herein for a period of thirty (30) days after the Company obtains knowledge thereof; or (iii) an "Event of Default" (as defined in the Loan Agreement).

         "Excess Dividends" means all dividends, distributions and repurchases of or with respect to the Company's capital stock made from and after the date hereof, other than: (i) dividends and distributions paid in the form of shares of capital stock of the Company; and (ii) dividends or distributions with respect to which the Holders receive a portion of the total amount distributed equal to the total amount distributed multiplied by the Multiplier then in effect.

         "Exercising Holder" means a Holder holding, at the time in question, a majority in interest of the Capital Appreciation Payment Obligation. If there is no Holder holding a majority in interest and Heller is a Holder at such time, then Heller shall be the Exercising Holder. If there is no Holder holding a majority in interest and Heller is not a Holder at such time, then Holders holding, at the time in question, a majority in interest of the Capital Appreciation Payment Obligation shall collectively be referred to as the Exercising Holder.

         "Fair Value" means, (1) with respect to the Company, the fair value of the Company at the time; (2) with respect to the Common Stock of the Company, the aggregate fair value of all Common Stock of the Company at the time, and (3) with respect to any other entity, or any securities, property or services as to which a determination of Fair Value must be made hereunder, the fair value of such entity, securities, property or service at the applicable time. In each of the foregoing cases, Fair Value shall be determined in accordance with the applicable provisions of the following:

                  (i) If, at the time of any determination of Fair Value of the Company, or Fair Value of the Common Stock of the Company, the Company shall have effected a public offering of Common Stock, or if the Company shall have become a reporting company under the Securities Exchange Act of 1934, as amended (or any successor statute), and, in either case, shares of Common Stock are actively traded on a public market at the time, then the Fair Value of the Company and its Subsidiaries, or Fair Value of the Common Stock of the Company, shall be equal to the "Current Market Value" of the Common Stock per share multiplied by the total number of shares of outstanding Common Stock at such time.

                  (ii) If, at the time of any determination of Fair Value, the provisions of (i) above are not applicable, Fair Value shall be determined as mutually agreed by the Exercising Holder and the Company (by action of the Company's board of directors) or, if the

         Exercising Holder and Company cannot agree, as provided below in this subparagraph (ii):

                           (A) Upon any request to pay, or  determination of the
                  Company to pay, the Capital Appreciation Payment Obligation or the occurrence of any other event hereunder which gives rise to a requirement to determine "Fair Value" hereunder, the Exercising Holder and the Company shall have thirty (30) days to determine and mutually agree upon Fair Value. If the Exercising Holder and the Company cannot agree upon Fair Value within such period, the parties shall have an additional ten
                  (10) days to select an Independent Investment Banking Firm which they shall mutually agree upon to determine "Fair Value." If the Exercising Holder and the Company cannot mutually agree upon an Independent Investment Banking Firm within such period, each of them shall have an additional fifteen (15) days to select an Independent Investment Banking Firm, and the two Independent Investment Banking Firms selected by the parties shall then have fifteen (15) days to select a further Independent Investment Banking Firm. If no third Independent Investment Banking Firm can be agreed upon by the first two Independent Investment Banking Firms, such third Independent Investment Banking Firm shall be an Independent Investment Banking Firm selected by an arbitrator chosen in accordance with the rules for commercial arbitration of the American Arbitration Association then in effect. The Independent Investment Banking Firm selected by mutual agreement or as provided in the preceding two sentences is referred to herein as the "Arbiter".

                           (B) The Arbiter shall determine the fair value of the
                  Company, or the fair value of the Common Stock of the Company, or of the applicable other entity, security, property or services (as applicable), and deliver its opinion in writing to the Company and to the Holders. The terms of engagement of the Arbiter shall require the Arbiter to deliver such written opinion to the Company and the Holders within sixty (60) days following submission of such value determination to the Arbiter.

                           (C) For purposes of making any  determination of fair
                  value of the Company, or the fair value of the Common Stock of the Company, the Arbiter shall:

                           (1) assume that all Excess Dividends through the date of determination were retained by the Company;

                           (2) reflect any liability of the Company for Indebtedness;

                           (3) disregard any liability of the Company or any of its Subsidiaries for stock appreciation rights, or for puts, liquidation rights or repurchase obligations with respect to capital stock;

                           (4) make a reduction in fair value to reflect Arbiter Expenses (as defined below) to be borne by the Company; and

                           (5) take into account all other relevant economic factors, including, without limitation, any transaction costs incurred by the Company, and including (a) the value of the Company and its Subsidiaries as a going concern assuming the sale of one hundred percent (100%) of the capital stock of the Company to a single purchaser in an arms-length transaction between a willing seller and a willing buyer with neither under any compulsion to buy or sell, and (b) if the Arbiter determines that fair value may be maximized by selling each severable business unit comprising the Company and its Subsidiaries separately, the sum of the values of such severable business units.

                           In  addition,  with respect to any  determination  of
                  Fair Value made after any merger or consolidation involving the Company in which the Company is not the surviving corporation, Fair Value of the Common Stock of the Company shall mean the Fair Value of the lines of business and related assets, liabilities and operations of the surviving corporation which are successors to the lines of business conducted by the Company immediately prior to such merger or consolidation.

                           Fair Value under this  subparagraph  (ii)(C) shall be
                  determined based upon the Arbiter's opinion as follows: (X) if such opinion expresses fair value in terms of a range of values, the mean of such range shall be deemed to be Fair Value, or (Y) if such opinion expresses fair value as an absolute number, such number shall be deemed to be Fair Value.

                           (D) Any determination of Fair Value made in accordance with clauses (A), (B) and (C) of this subparagraph
                  (ii) shall be conclusive and binding on the Company and the Holders for the purposes of determining the amount payable pursuant to the request for payment of the Capital Appreciation Payment Obligation or other event which gave rise to the requirement hereunder to make such determination of Fair Value.

                           (E)  The  out-of-pocket  fees  and  expenses  of  the
                  Holders and the Company in retaining the Independent Investment Banking Firms to select the Arbiter and all fees, costs and expenses of the Arbiter (collectively, the "Arbiter Expenses") shall be borne equally by the Company and Holders.

                  (iii) Notwithstanding the provisions of (ii) hereof, for purposes hereof, in the event of

                           (A) a Total Sale of All Equity, or

                           (B) any Market  Event  involving a sale of all of the
                  capital stock of the Company as to which the consideration received is solely cash, or

                           (C) any Market Event involving a sale of all or substantially all of the assets of the Company as to which the consideration received is solely cash;

         then, in each such case, the Fair Value of the Company and its Subsidiaries, or of the Common Stock of the Company, as applicable, shall be equal to the Market Value thereof determined in accordance with the definition of Market Value.

         "Fair Value Per Share" means, at any relevant time, an amount determined by dividing (A) by (B), with (A) being equal to the Fair Value of the Company at such time (determined in accordance with the definition of Fair Value) and (B) being equal to the number of shares of Common Stock of the Company then issued and outstanding.

         "Holder" means Heller and each other Person to whom Heller or any transferee shall have assigned or transferred its rights to receive any part of the Capital Appreciation Payment under this Agreement. "Holders" shall mean all such Persons at any given time.

         "Holder  Payment  Notice"  shall have the meaning  ascribed  thereto in
Section 3(a).

         "Holder Payment Period" means the period commencing on the earliest to occur of (i) the occurrence of an Event of Default; (ii) payment in full of the Loans; or (iii) the occurrence of a Market Event, and ending on the tenth (10th) anniversary of the date hereof.

         "Independent Investment Banking Firm" means an investment banking firm of nationally recognized standing with experience in valuing businesses.

         "Market Event" means (i) any merger or consolidation of the Company with or into any corporation; (ii) a sale or disposition of all or substantially all of the assets of the Company; (iii) any public offering by the Company of any of its capital stock; (iv) any sale or other disposition by the Company or an Affiliate of the Company of shares of the Company's Common Stock constituting, on a cumulative basis, more than twenty percent (20%) of the number of shares of Common Stock then outstanding; or (v) any sale or other disposition of the capital stock of the Company (either in one sale or in a series of sales) constituting more than twenty percent (20%) of the outstanding capital stock of the Company, other than, in each instance in clauses (i), (ii),
(iv) and (v) above, to or with a stockholder of the Company, an Affiliate of the Company or an Affiliate of a stockholder of the Company.

         "Market Value" means the value of the Company as established by the most recent Market Event, if any, occurring not more than one hundred twenty
(120) days prior to the relevant determination date. For purposes hereof, the Market Value of the Company, any assets of the Company or any capital stock of the Company disposed of shall be the Fair Value thereof immediately prior to such Market Event (determined in accordance with the definition of Fair Value), except that:

                  (i) if the Market  Event is a Total Sale of All  Equity,  then
         (A) Market Value of the Company shall be equal to the aggregate consideration received or receivable by all Rights Holders in such transaction and (B) if any consideration received by the Rights Holders is property, the value of such property shall be the Fair Value thereof as of the date immediately prior to closing of such Total Sale of All Equity;

                  (ii) with respect to any Market Event described in clause (ii) of the definition of Market Event, the Market Value of the Company, or of the Common Stock of the Company, as applicable, determined in connection therewith shall include an appropriate adjustment for any liabilities of the selling entity which are not assumed by the purchaser;

                  (iii) with respect to any Market Event involving a sale of all of the capital stock of the Company as to which the consideration received is solely cash, Market Value shall be equal to the cash received or receivable; and

                  (iv) with respect to any Market Event involving a sale of all or substantially all of the assets of the Company as to which the consideration received is solely cash, Market Value shall be equal to the cash received minus all liabilities of the Company which are not assumed by the purchaser.

         "Multiplier" means, initially, a fraction, the numerator of which is twenty-four and ninety-nine hundredths (24.99) and the denominator of which is one hundred (100).

         The Multiplier shall be adjusted from time to time only upon the occurrence of any of the following events:

                  (i) In the event of any stock split, stock combination, reverse stock split or other similar event, the numerator and the denominator of the Multiplier shall each be adjusted to reflect the effect of such event by multiplying each by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event; and

                  (ii) Each time (if ever) the Company shall issue any shares of Common Stock in a Non-Dilutive Transaction, the denominator of the Multiplier shall be increased by the number of shares so issued.

         "Net Book Value" means (i) the total assets of the Company, plus (ii) all Excess Dividends declared and paid by the Company from the date hereof to the date of any determination thereof, less the total liabilities of the Company (excluding any liabilities with respect  to the  Capital  Appreciation  Payment  Obligation  and  excluding  any liabilities of the Company for stock appreciation rights or for puts, liquidation rights or repurchase obligations with respect to capital stock), in each instance, determined in accordance with GAAP and as of the end of the most recent month ended prior to the date upon which the requirement to make such determination arose.

         "Net Book Value Per Share" means, at any relevant time, an amount determined by dividing (A) by (B), with (A) being equal to the Net Book Value of the Company; and (B) being equal to the number of shares of Common Stock of the Company then issued and outstanding.

         "Non-Dilutive Transaction" means any transaction in which the Company issues shares of its Common Stock in return for per share consideration which equals or exceeds the greater of (i) the then Net Book Value Per Share or (ii) the then Fair Value Per Share. For purposes hereof, and for the purposes of the definition of Dilutive Transaction, the consideration received by the Company in connection with any issuance of Common Stock shall be valued as follows:

                  (A) In the case of cash, the net amount received by the Company from such issuance after deduction of all costs and expenses incurred, unless such transaction was a public offering of Common Stock, in which case consideration received by the Company shall be equal to the gross amount paid by the purchasers of such Common Stock.

                  (B) In the case of securities received by the Company, the Current Market Value of such securities, if ascertainable; otherwise the Fair Value thereof (in either case as of the date immediately prior to the date of such issuance of Common Stock).

                  (C) In the case of other property or services received by the Company, the Fair Value of such property or services as of the date immediately prior to the date of such issuance of Common Stock; provided that any such services shall have been performed prior to the date of such issuance; otherwise such services shall be valued at zero.

                  (D) In the event  that  shares of Common  Stock are  issued or sold together with other securities or other assets of the Company for a consideration which covers both and is not allocated, the value of the shares of Common Stock issued shall be equal to the difference between (1) the aggregate value of the consideration received (determined in accordance herewith), and (2) the value of such other securities or property transferred by the Company (determined using the Current Market Value of such securities, if ascertainable, and the Fair Value of such other property and any such securities as to which Current Market Value is not ascertainable).

                  (E) In case any shares of Common Stock shall be issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the Fair Value of the other corporations which are parties to such merger or consolidation (determined as of the date immediately prior to such merger or consolidation) minus (1) any cash received by any of the stockholders of such other corporations solely in their capacities as stockholders by reason of such merger or consolidation, and (2) the Fair Value of any other consideration received by any stockholders of such other corporations solely by reason of their capacities as stockholders by reason of such merger or consolidation.

                  (F) If any of such shares of Common Stock shall be issued pursuant to exercise of options or warrants or any other rights to purchase shares of Common Stock, or conversion of any Indebtedness, the consideration received by the Company shall be equal to (1) any consideration previously received by the Company (valued in accordance herewith) pursuant to issuance of such options, warrants or other rights, together with (2) any additional consideration received by the Company (valued in accordance herewith) pursuant to such exercise, including the amount of any Indebtedness converted; provided that (i) if such options or warrants or other rights to purchase shares of Common Stock were issued as incentives or any form of compensation, such options, warrants or other rights shall be valued at zero, and
         (ii) if any options, warrants or other such rights are issued in connection with the issue or sale of other securities of the Company in a transaction in which no specific consideration is allocated to such options, warrants or other rights, such options, warrants or other rights shall be deemed to have been issued for no consideration.

         "Payment Notice" means either a Company Payment Notice or a Holder Payment Notice, or both.

         "Principal's Equity Investment" means, on the date of determination, $1,000,000, plus additional paid-in capital contributed by Harold Ginsburg in exchange for shares of the common capital stock of Company, exclusive of any retained "Net Income" (as defined in the Loan Agreement) with respect thereto, plus a per annum return of eight percent (8%) thereon, less any amount distributed to or at the direction of Harold Ginsburg pursuant to the definition of "Excess Cash Flow" (as defined in the Loan Agreement), less the aggregate principal amount of any financing at any time secured by Contracts owned by the Company on the date hereof which have never been Eligible Contracts included in the Borrowing Base.

         "Rights Holders" means, at any time, collectively, all stockholders of the Company at such time and all holders of any options, warrants or other rights to acquire any shares of capital stock of the Company at such time.

         "Securities Act" means the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Securities and Exchange Commission, or any successor agency thereto, promulgated thereunder, all as the same shall be in effect from time to time.

         "Total Sale of All Equity" means a transaction which meets each of the following requirements:

                  (i) all Rights Holders at such time shall agree to sell and shall sell and deliver to a third party which is not an Affiliate of any of such stockholders all of their ownership interests in the Company, or the Company shall consummate a merger or consolidation of the Company in which the Company is not the surviving corporation and not more than ten percent (10%) of the Rights Holders shall have exercised any dissenters' rights;

                  (ii) no Person which was a Rights Holder prior to consummation of such transaction shall receive or be entitled to receive any equity interest in the purchaser as part of the transaction;

                  (iii) no part of the consideration received by any Person which was a Rights Holder prior to consummation of such transaction shall be based upon the post-closing performance, financial or otherwise, of the Company, the purchaser or any Affiliate of the purchaser, unless all Rights Holders and the Holders hereof shall collectively share ratably in any such consideration based upon their respective ownership interests in the Company and assuming that the Holders hereof shall be deemed to be holders of an aggregate number of shares of Common Stock equal to the then applicable numerator of the Multiplier multiplied by the percentage of the total Capital Appreciation Payment Obligation which is then unpaid and outstanding; and

                  (iv) no Person which was a Rights Holder prior to the consummation of such transaction shall enter into any agreement with the purchaser or any Affiliate of the purchaser pursuant to which such Rights Holder shall be entitled to receive compensation (whether for consulting services, non-compete agreements, full-time employment or otherwise) from the Company, the purchaser or any Affiliate of the purchaser, except for employment or consulting agreements providing for reasonable compensation for actual services to be rendered and not exceeding three (3) years in duration; and

                  (v)  each  Person   which  was  a  Rights   Holder   prior  to
         consummation of such transaction and did not exercise dissenters' rights in respect thereof executes and delivers to the Holders a certificate addressed to the Holders certifying, with respect to the Rights Holder executing the same, that each of the conditions specified in (i), (ii), (iii) and (iv) above is true and correct with respect to such Rights Holder, in form and substance satisfactory to the Exercising Holder; provided, that if, prior to consummation of such transaction, the Company shall have effected a public offering of Common Stock or shall have become a reporting company under the Securities and Exchange Act of 1934, as amended, then this requirement
         (v) may be satisfied by delivery to the Holders of a certificate executed by each of the directors of the Company and by its chief executive officer, its chief financial officer and the President of each Division, certifying such matters (x) unconditionally as to himself, and (y) to his knowledge with respect to other Rights Holders who are then employed by or officers of the Company.

2. Capital Appreciation Payment Obligation. The Company hereby agrees to pay to the Holders, at the time specified herein, a payment (the "Capital Appreciation Payment") computed in the manner hereinafter set forth. The Capital Appreciation Payment shall be paid in one installment and shall be equal to the product obtained by (a) multiplying (I) the greater of (A) the Market Value of the Common Stock of the Company, as determined by any Market Event relating to the Company occurring within one hundred twenty (120) days prior to the date upon which payment of the Capital Appreciation Payment is requested and (B) the then Fair Value of the Common Stock of the Company as of the date a Payment Notice is given, in each instance, determined in accordance with this Agreement, by (II) the Multiplier then in effect, and (b) subtracting therefrom Principal's Equity Investment. In the event a Dilutive Transaction shall have occurred prior to the date on which the Capital Appreciation Payment is made, the amount determined in accordance with the foregoing shall then be reduced by any Applicable Adjustment then in effect.

3.       Timing and Method of Capital Appreciation Payment.

         (a) At any time during the Holder Payment Period, the Exercising Holder may elect to require the Company to pay the Capital Appreciation Payment; provided, however, that a Holder Payment Notice given in respect of a Market Event may be given prior to the commencement of the Holder Payment Period. The Exercising Holder shall elect to receive such payment by delivering to the Company, with a copy to each other Holder, a written notice (a "Holder Payment Notice") specifying (i) a proposed payment date at least sixty (60) days following the date of such notice and (ii) such Holder's estimate of Fair Value.

                  If at any time during the period commencing on the date of issuance of a Holder Payment Notice and ending on the date of payment of a Capital Appreciation Payment in response thereto, the Company shall have or obtain knowledge of any Market Event which may reasonably be expected to occur within six (6) months following such payment, the Company shall promptly notify the Holders thereof in writing. After receipt of such notice, the Exercising Holder may withdraw the Holder Payment Notice.

                  If any Holder is a lender or participant under the Loan Agreement and the Capital Appreciation Payment to be paid would result in an "Event of Default" thereunder, then such Holder shall permanently waive such "Event of Default". Furthermore, the Company shall not be obligated to pay the Capital Appreciation Payment, if such payment would result in an "Event of Default" under the Loan Agreement, unless such "Event of Default" is permanently waived by Lender in accordance with the terms of the Loan Agreement.

         (b) At any time during the Company Payment Period, the Company may elect to pay the Capital Appreciation Payment to the Holders upon issuance of a written notice (a "Company Payment Notice") to all Holders specifying (i) a proposed payment date at least thirty (30) days following the date of such notice and (ii) the Company's estimate of the Fair Value of the Company. The Company shall not be entitled to make any Capital Appreciation Payment pursuant to a Company Payment Notice unless any "Event of Default" then existing or arising therefrom is permanently waived by the Lender in accordance with the terms of the Loan

     Agreement. The amount of the Capital Appreciation Payment shall be determined in accordance with Section 2 hereof.

         (c) Upon determination of the amount of the Capital Appreciation Payment in accordance with the terms of this Agreement, the Company shall, as promptly as practicable and in any event within ten (10) days of such determination, cause to be paid to each Holder that portion of such payment required to be paid to such Holder in accordance herewith. Such payment shall be made by wire transfer of immediately available funds to an account in any bank located in the United States designated by such Holder for such purpose.

4.       Adjustment for Subsequent Events.

         (a) Promptly upon receipt of a Holder Payment Notice, or simultaneously with the delivery of a Company Payment Notice, the Company shall either (i) certify to the Holders that the Company has no knowledge of any Market Event which may be reasonably expected to be consummated or with respect to which a definitive agreement may be executed within six months after the date of payment of the Capital Appreciation Payment or (ii) disclose any such Market Event to Holders, describing such Market Event in reasonable detail.

         (b) Only if the Market Value of the Company as the result of such transaction exceeds the valuation of the Company which would otherwise serve as the basis for determining the amount of the Capital Appreciation Payment, then the value of such Market Event shall be included in the determination of Market Value of the Company. If the Fair Value of the Company as the result of such transaction is less than the valuation of the Company which would otherwise serve as the basis for determining the amount of the Capital Appreciation Payment, then the value of such Market Event shall be disregarded.

5.       Financial and Business Information.

         (a) So long as the Loan Agreement shall be in effect, the Company shall provide to each Holder from time to time copies of all reports and other financial data which the Company is obligated to provide to Agent and the Lenders under the Loan Agreement at the same times as such reports and other financial data are required to be provided to Agent and such Lenders.

         (b) If this Agreement shall remain in effect following termination of the Loan Agreement, the Company shall continue to deliver to each Holder all information, reports and other financial data which would have been deliverable under subsections 5.1(B) and (C) of the Loan Agreement at the times when such items would have been deliverable had the Loan Agreement remained in effect, and copies of all required filings made by the Company with the Securities and Exchange Commission or any successor agency thereto, and, except after such time, if ever, as the Company shall have effected a public offering of any of its securities or shall have become a reporting company under the Securities and Exchange Act of 1934, as amended, with reasonable promptness, such other business or financial data as from time to time may be reasonably requested by such Holder.

6. No Impairment or Amendment. The Company shall not by any action including, without limitation, any amendment of its charter, any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of each Holder against impairment. Without limiting the generality of the foregoing, the Company will use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Agreement.

7. Availability of Information. The Company will cooperate with each Holder in supplying such information as may be necessary for such Holder to complete and file any information reporting forms now or hereafter required by the Securities and Exchange Commission or any successor agency thereto (and any state securities commissions or equivalent agencies) as a condition to the availability of an exemption from the Securities Act (or any applicable state securities laws) for the transfer of such Holder's Capital Appreciation Certificate in whole or in part.

8. Covenants. The Company hereby agrees to comply with all covenants contained in Section 7 of the Loan Agreement during the term thereof, which covenants by this reference are hereby incorporated herein and made a part hereof, mutatis mutandis. Company will not sell or issue any shares of capital stock which is not Common Stock or other equity securities which are not convertible or exchangeable into Common Stock including warrants or rights or options to purchase.

9.       Intentionally Deleted.

10. Interest; Indemnification. The Company shall indemnify, save and hold harmless each Holder from and against any and all liability, loss, cost, damage, reasonable attorneys' and accountants' fees and expenses, court costs and all other out-of-pocket expenses incurred in connection with or arising from an Event of Default hereunder or otherwise in connection with such Holder's enforcing its rights under this Agreement. If the Company fails to pay when due and required to be paid hereunder any amounts payable under this Agreement, the Company shall pay to the Holders entitled to receive such amounts interest at the rate which would be applicable under the Loan Agreement after the occurrence and during the continuance of an Event of Default until paid in full.

11. Termination. Subject to the provisions of Section 4 hereof, this Agreement and the Capital Appreciation Payment Obligation hereunder shall terminate upon the payment of the Capital Appreciation Payment Obligation in full pursuant to the terms hereof. If payment of the Capital Appreciation Payment Obligation has not been requested on or prior to the tenth (10th) anniversary of the date hereof, the obligation of the Company to make payment shall, upon such tenth
(10th) anniversary date, become immediately due and payable without further notice.

12. Remedies. The Company stipulates that the remedies at law of the Holders in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Agreement are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

13. Priority. Each Holder hereby severally agrees that, in the event of any proceeding under the Bankruptcy Code, such Holder's right to receive any payment of the Capital Appreciation Payment shall be junior to all claims of creditors of the Company, and shall be pari passu with the rights of holders of any Common Stock to receive any cash, property or securities of the Company in such proceeding with respect to the remainder of the Capital Appreciation Payment.

14. Parties. Whenever in this Agreement reference is made to any of the parties hereto, such reference shall be deemed to include, wherever applicable, a reference to the successors and assigns of the Company and the Holders. This Agreement shall be binding upon, and shall inure to the benefit of, the Company and each Holder and their respective successors and permitted assigns. No assignment by the Company of any of its obligations hereunder shall relieve the Company of such obligations except to the extent actually performed by such assignee and no acceptance of any performance by any such assignee shall act as a waiver, novation or other release by any Holder of its rights hereunder against the Company with respect to any unperformed obligations of the Company hereunder.

15.      Applicable Law; Jurisdiction; Severability; Waiver.

         (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF
THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAWS
PRINCIPLES.

         (b) The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Agreement shall not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Agreement or of such provision or obligation in any other jurisdiction.

         (c) COMPANY HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDER'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON

CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT.

         (d) COMPANY AND HELLER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. COMPANY AND HELLER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. COMPANY AND HELLER FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY, WILLINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

16. Paragraph Titles. The paragraph titles contained in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties.

17. Notices. Unless otherwise specifically provided herein, any notice or other communication required or permitted to be given shall be in writing addressed to the respective party as set forth below and may be personally served, telecopies, telexed or sent by overnight courier service or United States mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy or telex, on the date of transmission if transmitted on a Business Day before 4:00 p.m. (Chicago time) or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, two days after delivery to such courier properly addressed; or (d) if by U.S. Mail, four Business Days after deposited in the United States mail, with postage prepaid and properly addressed.

                  Notices shall be addressed as follows:

                  (a)      If to Heller, at:

                                    Heller Financial, Inc.
                       500 West Monroe Street; 15th Floor
                             Chicago, Illinois 60661
                             Attn: Portfolio Manager
                               Secured Receivables
                                  Finance Group
                            Facsimile: (312) 441-7119

                           With a copy to:

                                    Heller Financial, Inc.
                       500 West Monroe Street; 15th Floor
                             Chicago, Illinois 60661
                          Attn: Group General Counsel,
                                              Heller Real Estate
                                              Financial Services
                                    Facsimile:  (312) 441-7872

                  (b) If to any other Holder, at such address as shall have been designated in writing by such Holder to the Company and the other Holders.

                  (c)      If to the Company at:

                          Guardian International, Inc.
                                    3880 North 28th Terrace
                                    Hollywood, Florida 33020
                                    Attn: Harold Ginsburg
                                    Facsimile: 305-926-1809

or to such other address as the party addressed shall have previously designated in written notice to the serving party, given in accordance with this Section
17. A notice not given as provided above shall, if it is in writing, be deemed given if and when actually received by the party to whom given.

18. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

19. Holders Not Stockholders. Nothing contained in this Agreement shall be construed as conferring upon any Holder any shareholder's rights in the Company whatsoever, including, but not limited to, any right to purchase any shares of capital stock of the Company, any right to cast a vote on, consent to or to receive notices of any stockholder meetings of the Company or any election of directors of the Company or any right to engage in any other matters reserved by general corporate law to shareholders.

20. Transfers by Heller. Heller may assign, sell or otherwise transfer its rights under this Agreement to an Affiliate, and further may assign, sell, otherwise transfer its rights under this Agreement to any Person; provided, however, that Heller shall not so assign, sell or otherwise transfer more than forty-nine percent (49%) of its rights under this Agreement to a Person other than an Affiliate.

                  IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.


HELLER FINANCIAL, INC., a                   GUARDIAN INTERNATIONAL, INC., a
Delaware corporation                                 Florida corporation




Name: _________________________                      Harold Ginsburg
Title:   _________________________                   President

                                 EXHIBIT 10 (i)


                          Guardian International, Inc.
                                 Loan No. 94-163


                             MODIFICATION AGREEMENT

         THIS MODIFICATION AGREEMENT (this "Agreement") is made as of the ____ day of November, 1995, by and among GUARDIAN INTERNATIONAL, INC., a Florida corporation ("Borrower"), HAROLD GINSBURG and SHEILAH GINSBURG (collectively, "Guarantors"), and HELLER FINANCIAL, INC., a Delaware corporation (hereinafter referred to as "Lender"), with reference to the following:

                                    RECITALS:

         A. Lender has heretofore made a loan (the "Loan") to Borrower in accordance with the terms of that certain Loan and Security Agreement dated November 16, 1994 between Borrower and Lender (the "Loan Agreement").

         B. Borrower has requested that Lender approve a restructuring of the Loan, and Lender has agreed to such restructuring, and to otherwise modify the terms and conditions of the Loan Documents, in accordance with the terms and conditions hereinafter set forth.
         C. All capitalized terms used herein shall have the meanings ascribed thereto in the Loan Agreement unless otherwise defined herein.

         NOW, THEREFORE, in consideration of the recitals set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all parties, Borrower and Lender do hereby agree as follows:

     1. Recitals. The recitals to this Agreement are fully incorporated herein by this reference thereto with the same force and effect as though restated herein.

     2. Modification of Loan Agreement. The Loan Agreement shall be and is hereby modified as follows: a. Section 1.1 shall be modified as follows: (i) The term "Revolving Loan Commitment Termination Date" shall mean November 30, 1996 (rather than November 30, 1995);

          (ii)     The following defined terms shall be added:

                                    "A-Credit   Eligible   Contract"   means  an
                           Eligible Contract on a residential property with a consumer with a credit rating of "A" or better.

                                    "Monthly  Payment" means the monthly payment
                           required by the terms of each Eligible Contract or, in the event any Eligible Contract requires payments to be made quarterly or on some other periodic basis, the pro rata portion of such payment calculated on a monthly basis.

                                    "Weighted  Average  Term"  means the average
                           remaining term of all Eligible Contracts, with each Eligible Contract weighted on the basis of the Monthly Payment required by the terms of such Eligible Contract to be paid by the obligor thereunder to Borrower.

     b. Section 2.1(A)(2) of the Loan Agreement is hereby deleted in its entirety and restated as set forth below as if originally set forth therein:

     "(2) "Borrowing Base" means, as of any date of determination and with respect to each Eligible Contract, an amount equal to the following:

                    (a) with respect to each A-Credit Eligible Contract, and provided that all such A-Credit Eligible Contracts collectively have a Weighted Average Term of at least eighteen (18) months, the product of (i) the Monthly Payment required by the terms of such A-Credit Eligible Contract to be paid by the obligor to Borrower, multiplied by (ii) forty (40); provided, however, that in no event shall the aggregate outstanding principal balance of advances made against A-Credit Eligible Contracts in accordance with this subsection (a) at any time exceed ten percent (10%) of the outstanding principal balance of the Loan.

                   (b) with respect to each Eligible Contract other than A-Credit Eligible Contracts for which advances have been made in accordance with subsection (a) above, and provided that all such Eligible Contracts collectively have a Weighted Average Term of at least eighteen (18) months, the product of
(i) the Monthly Payment required by the terms of such Eligible Contract to be paid by the obligor to Borrower, multiplied by (ii) thirty-four (34).

          Notwithstanding the foregoing: (A) in no event shall the outstanding principal balance of the Loan at any time exceed the product of (1) the Monthly Payments required to be paid by all obligors under all Eligible Contracts, multiplied by (2) thirty-five (35); and (B) the Borrowing Base may be reduced by Lender, in Lender's reasonable discretion, at any time after the rate of non-renewal of Eligible Contracts by Contract Obligors exceeds eight percent (8%)."


            "(c) Installments under the Contracts are in an amount not less than $15 per month and not more than $425 per month; provided that with respect to all the Eligible Contracts included in the Borrowing Base, the weighted average installment is less than $95 per month; and provided further that no more than ten percent (10%) of all the Eligible Contracts included in the Borrowing Base shall require installments of $300 or greater per month;"

                  d. The first sentence of Section 2.2 of the Loan Agreement is hereby modified to provide that the "Interest Rate" shall be equal to three percent (3%) plus the Prime Rate (rather than four percent (4%) plus the Prime Rate).

     3. Modification of Loan Documents. Each of the Loan Documents are hereby modified to provide that all references therein to the Loan Agreement or to any of the other Loan Documents shall be deemed to constitute references to the Loan Agreement or such other Loan Document as modified by this Agreement.

     4. Execution of Other Documents. At Lender's request, Borrower hereby agrees to execute and deliver promptly to Lender such other documents as Lender, in its reasonable discretion, shall deem necessary or appropriate to reaffirm Borrower's obligations under the Loan Documents, as modified hereby, to evidence the loan modification transaction contemplated herein and/or to perfect or otherwise secure Lender's interest in the Collateral.

         5. No Defenses, Counterclaims. Each of Borrower and the Guarantors hereby represent and warrant to, and covenants with, Lender that as of the date hereof, (a) Borrower and the Guarantors have no defenses, offsets or counterclaims of any kind or nature whatsoever against Lender with respect to the Loan or any of the Loan Documents, or any action previously taken or not taken by Lender with respect thereto or with respect to any security interest, encumbrance, lien or collateral in connection therewith to secure the liabilities of Borrower or the Guarantors, and (b) that Lender has fully performed all obligations to Borrower and the Guarantors which it may have had or has on and of the date hereof.

     6. Costs. Borrower shall pay or cause to be paid to Lender, in the manner provided herein all fees and expenses of Lender relating to the modification of the Loan, this Agreement and the transactions contemplated herein, including, without limitation, fees and expenses of Lender's outside and in-house counsel and related expenses (the

"Costs"). Without limitation to the foregoing, as a condition precedent to the effectiveness of this Agreement Borrower shall deliver to Lender, concurrently with its execution and delivery hereof to Lender, a certified check or cashiers' check in the sum of $1,500.00 in payment of Lender's in-house attorneys' fees in connection with the preparation of this Agreement.

         7. Release. Each of Borrower and the Guarantors, on its or his or her, as the case may be, own behalf and on behalf of its or his or her, as the case may be, representatives, partners, agents, employees, servants, officers, directors, shareholders, subsidiary, affiliated and related companies, successors and assigns (hereinafter collectively referred to as the "Borrowing Group") waives, releases and forever discharges Lender, and its officers, directors, subsidiary, affiliated and related companies, agents, servants, employees, shareholders, representatives, successors, assigns, attorneys, accountants, assets and properties, as the case may be (hereinafter referred to as the "Lender Group") from and against all manner of actions, cause and causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, obligations, liabilities, costs, expenses, losses, damages, judgments, executions, claims and demands, of whatsoever kind or nature, in law or in equity, whether known or unknown, whether or not concealed or hidden, arising out of or relating to any matter, cause or thing whatsoever, that any of the Borrowing Group, jointly or severally, may have had, or now have or that may subsequently accrue against the Lender Group by reason of any matter or thing whatsoever through the date hereof arising out of or in any way connected to, directly, or indirectly, the Loan and/or any of the other Loan Documents. Borrower and Guarantors acknowledge and agree that Lender is specifically relying upon the representations, warranties, covenants and agreements contained herein and that such representations, warranties, covenants and agreements constitute a material inducement to enter into this Agreement.

         8. Reaffirmation. Except as may be expressly set forth herein to the contrary, the Loan Documents remain unmodified and all other terms and conditions of the Loan Documents remain in full force and effect. Without limitation to the foregoing, Borrower hereby acknowledges and reaffirms its promise to pay to Lender (a) the outstanding principal balance of the Loan, all accrued interest thereon and all other Obligations in accordance with the terms of the Loan Agreement, and in any event no later than the Maturity Date, and (b) the "Capital Appreciation Payment" described in that certain Capital Appreciation Rights Agreement dated as of November 16, 1994 between Borrower and Lender, in accordance with the terms thereof. Notwithstanding anything to the contrary stated herein, to the extent that the terms and conditions of this Agreement conflict with the terms and conditions of the Loan Documents, the terms of this Agreement shall control. Borrower, Guarantors and Lender expressly state, declare and acknowledge that this Agreement is intended only to modify Borrower's, Guarantors' and Lender's continuing obligations in the manner set forth herein, and is not intended as a novation.

         9. Guaranty Reaffirmation. By countersigning this Agreement, Guarantors hereby consent to the terms and provisions hereof, hereby agree that the execution and delivery hereof by Borrower shall not in any way affect
Guarantor's obligations under the Guaranty, as same may have been amended by this Agreement, and hereby reaffirms all of Guarantor's obligations thereunder.

     10. Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one agreement.

     11. Choice of Law. This Agreement shall be governed and construed under the laws of the State of Illinois, without regard to the conflict of laws and principles thereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


GUARANTORS:                                BORROWER:

________________________                   GUARDIAN INTERNATIONAL, INC.,
HAROLD GINSBURG                            a Florida corporation


                                           By:  ____________________________
________________________                          Harold Ginsburg,
SHEILAH GINSBURG                                  President


                                     LENDER:

                                        HELLER FINANCIAL, INC., a
                                        Delaware corporation


                                        By:__________________________
                                        Name:________________________
                                        Its:__________________________

                                   EXHIBIT 27